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Cambridge Antibody Technology Group plc | Annual Report 2004

Cambridge Antibody Technology Group plc | Annual Report 2004

Science

Business.

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CAT’s world-class technologies and capabilities are helping to make patients healthier.

02	Increasing Demand	14	Chairman’s Statement		Accounts & Notes
04	Strategic Clarity	15	CEO’s Statement	52	Consolidated profit and loss account
06 08	Strategic Alliance Pipeline Progress	16 21	Operational Review Financial Review	52	Consolidated statement of total recognised gains and losses
10	Pipeline Profiles		Our Responsibilities	53	Consolidated balance sheet
12	Partner Profiles	26	Chairman’s Observations	54	Company balance sheet
		28	Board of Directors	55	Consolidated cash flow statement
		30	Senior Executives	56	Notes to the financial statements
		31	Scientific Advisory Board	81	Five year summary
		32	Corporate Governance		Information
		39	Corporate & Social Responsibility (C&SR)	82 83	Shareholder information Investor relations, Trademarks
			Statutory Reports	84	Glossary
		41	Directors’ report
		42	Report on Directors’ remuneration
		50	Independent auditors’ report
		51	Statement of Directors’ responsibilities

In high growth markets, harnessing the power of leading scientists to build an exceptional and cutting edge business.

Increasing Demand

Human monoclonal antibodies are expected to be the fastest growing group of antibody therapeutics over the next decade.

Around 20% of all biotechnology drugs in development are monoclonal antibodies1. The sector continues to grow rapidly; monoclonal antibodies are increasingly being regarded as a major category of drugs to treat serious diseases and can have a shorter time to market and higher success rates in development than traditional pharmaceuticals. There is also believed to be a reduced threat from generic competition and the potential for premium pricing.

Antibody drugs are expected to generate sales in excess of $6 billion in 2005, and it is thought that if 10% of the antibody drugs currently in clinical trials prove successful, total sales could reach $45 billion by 20092. Monoclonal antibodies represent the strongest growth area in the therapeutic proteins market sector – by 2009, it is forecast that they will account for 48% of all sales of therapeutic proteins2. Oncology remains the leading therapeutic area, although the highest area of growth will be in the area of autoimmune/inflammatory disease which is expected almost to equal oncology in 20083.

Antibody-based therapeutics act by mimicking and harnessing the body’s own immune system. Monoclonal antibodies are potentially both efficacious and safe drugs with exquisite specificity for their target antigen. They may exert their activity by:

•	Blocking cell activity and/or modulating immune function to prevent certain cell responses – applicable in inflammation, allergic reactions and autoimmune disorders (examples of CAT-derived antibodies in this category are: HUMIRA®, ABT-874, Trabio®, CAT-354, CAT-192, CAT-213, GC-1008, MYO-029).

•	Activating cell activity and modulating immune functions to stimulate a desired immune response (examples of CAT-derived antibodies in this category are: HGS-ETR1, HGS-ETR2).

•	Delivering other therapeutic agents to specific cells/tissues (an area in which CAT is not focused).

The great majority of approved monoclonal antibodies that are on the market today are chimaeric and humanised monoclonal antibodies. 17 therapeutic monoclonal antibodies are approved for sale and there are over 100 monoclonal antibodies in clinical trials, approximately 40 of which are human monoclonal antibodies. Human monoclonal antibodies are therefore expected to be the fastest growing group of antibody therapeutics over the next decade.

Human monoclonal antibodies are, in themselves, unlikely to cause adverse immunological responses in patients; a characteristic which has undermined successful development of many murine and chimaeric antibodies in the past.

11 CAT-derived fully human monoclonal antibody drugs have entered clinical trials, the first and most advanced of which, HUMIRA, remains the only fully human therapeutic monoclonal antibody on the market.

Source:

[1]	PhRMA, 2002.

[2]	Scrip Reports; PJB Publications, 2004.

[3]	Datamonitor, December 2003.

2 | Cambridge Antibody Technology Group plc | Annual Report 2004

Antibody drugs are expected to generate sales in excess of $6 billion in 20052.

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Growth

Monoclonal antibodies represent the strongest growth area in the therapeutic proteins market sector2.

Trials

11 CAT-derived fully human monoclonal antibody drugs have entered clinical trials.

Source: Scrip Reports; PJB Publications, 2004.

Antibody-based therapeutics act by mimicking and harnessing the body’s own immune system.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 3

Strategic Clarity

We expect that CAT’s long term value will come from the products we are developing and from those in which we retain a long term economic interest.

We continue to focus on our evolution from a ‘technology company’ to a ‘product company’. We expect that CAT’s long term value will come from the products we are developing and from those in which we retain a long term economic interest. Our proprietary and collaborative pipeline remains of key importance and so, therefore, do our major co-development collaborations with Genzyme and now with AstraZeneca.

We continue to invest in our core technologies so that we can retain our leading position in the field of antibody therapeutics. We maintain our work on extending our discovery and development capabilities to ensure that we remain at the forefront. We expect Ribosome Display to become increasingly important as a supplement to our Phage Display expertise and that it will enable us better to identify drug candidates with enhanced profiles.

We continue to develop our organisation to ensure that we are in a position to make the most of the opportunities that are presented to us and we have made further progress with defining and organising ourselves around our chosen areas of focus.

We are particularly proud of our role in the discovery of HUMIRA.

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4 | Cambridge Antibody Technology Group plc | Annual Report 2004

Proven Technology

Our technologies are protected by a strong portfolio of patents and provide us with key advantages.

Our core technologies remain vital to our progress as an established biopharmaceutical business. We have exceptional staff, with many years of experience and the ‘knowhow’ needed to get the best out of our world-leading Phage Display and Ribosome Display technologies. We maintain our leadership position in these scientific areas and sustain the world’s largest commercially available collection of potential human antibody drugs in our fully functional libraries.

Our libraries of phage antibodies contain more than 1011 distinct monoclonal antibodies expressed in vitro. Our Phage Display technique exploits a biological characteristic of phage that allows the expression of foreign proteins on their surface – in our case antibody fragments. Antibodies displayed in this way retain their ability to interact normally with other molecules and our controlled selection process usually identifies hundreds to thousands of different potential drug candidates to each target protein. From these, development candidate antibodies with specific characteristics are selected.

Ribosome Display involves the use of the molecular complex responsible for protein synthesis within cells to display functional proteins. This technique can be even more powerful than Phage Display, and allows for the creation of 1013 or more variants of each candidate antibody which can then be selected using very stringent product criteria.

We believe that maintaining our leadership position is important, helping us to build stronger and more effective relationships with collaborators and licensees.

Our technologies are protected by a strong portfolio of patents and provide us with key advantages in terms of speed, capacity and the potential for further optimisation of antibody candidates. The power of our technologies is harnessed by our expert scientists, and is validated, for example, by HUMIRA’s success and by the number of additional CAT-derived antibody candidates in clinical trials.

The experience of our organisation continues to grow and includes leading scientists in the fields of display technologies, pharmacology and manufacturing process development as well as understanding of the clinical, regulatory, validation and quality control issues surrounding human antibodies.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 5

Strategic Alliance [GRAPHIC]

Major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory diseases. AstraZeneca to take 19.9% equity stake in CAT.

“This innovative alliance with a world leader in the field of inflammatory diseases represents a major strategic move by both companies. Not only will it enable CAT to deploy its full range of capabilities and expertise in the early stages of product development, but it will also allow us to enhance our capabilities in the later stages and, for the first time, potentially participate in product commercialisation. Most significantly, CAT will share directly in the successes of products which result from the collaboration and it is therefore an important and exciting opportunity for us to make a significant advance in our transition to a product-based biopharmaceutical company. The creation of this alliance with AstraZeneca is a tribute to their vision in seeing the opportunity for a new model of collaboration between a major pharmaceutical company and a leading biotechnology company.”

Peter Chambré

Chief Executive Officer

On 21 November, CAT entered into a major strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders, including respiratory diseases. The innovative partnership structure of the alliance reflects each company’s leading position in its respective field and the growing importance of antibodies as therapeutics. The alliance will be co-funded and co-managed by the partners.

•	The alliance will include a five-year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of $175 million during this phase which the parties will fund 50:50. CAT will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the programme at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programmes will be in inflammatory disorders, however the research may extend to other therapeutic areas.

•	Following the completion of the discovery phase, the parties may each elect to continue funding programmes into development. If both parties so elect, the programme will be jointly funded until Clinical Proof of Concept (end of Phase IIb trials), unless either party opts out earlier. In addition, CAT has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch.

•	CAT’s financial participation reflects its level of investment in the programme. If CAT opts-out after the discovery phase it receives milestones and royalties. If it opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programmes which it funds to product launch it receives higher royalties, sales milestones and an option to co-promote these products in the US. If AstraZeneca opts out of programmes it receives milestones and royalties.

•	AstraZeneca will receive the rights to opt into, and develop jointly, CAT discovery programmes existing at the commencement of this alliance and also certain future discovery programmes that CAT may independently initiate. CAT has rights to co-promote in the US products resulting from these programmes.

6 | Cambridge Antibody Technology Group plc | Annual Report 2004

•	CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation. Joint teams will be established to oversee the full discovery and development process.

•	CAT anticipates that its investment in the alliance will be the principal focus of its research investment during the next five years.

•	AstraZeneca has agreed to subscribe in cash for 10,217,983 CAT shares for a total investment of £75 million. Based on CAT shares in issue as at 21 November 2004, this represents a 19.9% interest in the enlarged issued share capital of CAT.

•	The subscription by AstraZeneca requires the disapplication by CAT shareholders of statutory pre-emption rights at a an Extraordinary General Meeting being held in December 2004. The alliance is conditional on the completion of the Subscription.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 7

Pipeline Progress	11 CAT-derived fully human monoclonal antibody drugs have entered clinical finals.

Product candidate	Partner/licensee	Target	Disease	Pre-clinical	Phase I
Trabio (lerdelimumab)	—	TGFß2	Scarring post glaucoma surgery	[GRAPHIC]	[GRAPHIC]
CAT-213 (bertilimumab)	—	Eotaxin1	Allergic disorders
CAT-354	—	IL13	Asthma
CAT-192 (metelimumab)	Genzyme	TGFß1	Scleroderma
GC-1008	Genzyme	TGFß	Idiopathic pulmonary fibrosis
HUMIRA (adalimumab)	Abbott	TNFa	Rheumatoid arthritis
HUMIRA	Abbott	TNFa	Juvenile rheumatoid arthritis
HUMIRA	Abbott	TNFa	Crohn’s disease
HUMIRA	Abbott	TNFa	Psoriatic arthritis
HUMIRA	Abbott	TNFa	Ankylosing spondylitis
HUMIRA	Abbott	TNFa	Chronic plaque psoriasis
ABT-874	Abbott	IL12	Multiple sclerosis
LymphoStat-BTM	HGSI	BLyS	Systemic lupus erythematosus
LymphoStat-B	HGSI	BLyS	Rheumatoid arthritis
HGS-ETR1	HGSI	TRAIL-R1	Relapsed or refractory non-small cell lung cancer
HGS-ETR1	HGSI	TRAIL-R1	Colorectal cancer
HGS-ETR2	HGSI	TRAIL-R2	Relapsed or refractory non-Hodgkins lymphoma
HGS-ETR2	HGSI	TRAIL-R2	Certain types of cancer
ABthraxTM	HGSI	Anthrax Protective Antigen	Anthrax
MYO-029	Wyeth	GDF-8	Muscle wasting diseases
Undisclosed x 6	Undisclosed x 6	Undisclosed x 6	Undisclosed x 6

8 | Cambridge Antibody Technology Group plc | Annual Report 2004

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HUMIRA is the first fully human monoclonal antibody obtained by modern technologies to reach the market.

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Cambridge Antibody Technology Group plc | Annual Report 2004 | 9

Pipeline Profiles

Monoclonal antibodies are increasingly being regarded as a major category of drugs to treat serious diseases.

HUMIRA®

(adalimumab)

HUMIRA is a fully human monoclonal antibody that neutralises Tumour Necrosis Factor Alpha (TNFa) – a protein produced by cells of the immune system that leads to inflammation and tissue damage, and which is primarily responsible for inflammation, damage and destruction of the joints in rheumatoid arthritis (RA). HUMIRA has been developed to neutralise specifically TNFa and to both reduce inflammation, pain and swelling of the joints and to slow/prevent long term joint destruction in the treatment of RA.

HUMIRA was isolated and optimised by CAT in collaboration with Abbott and is now being marketed by Abbott in over 50 countries around the world as a treatment for RA. It is the first fully human monoclonal antibody produced by modern methods, and the first CAT-derived fully human monoclonal antibody to reach the market. In addition to its success as a treatment for RA, HUMIRA is being developed by Abbott for a number of other indications in which TNFa plays a role: juvenile RA, Crohn’s disease, psoriatic arthritis, ankylosing spondylitis and chronic plaque psoriasis.

LymphoStat-BTM

(belimumab)

LymphoStat-B is a fully human monoclonal antibody that specifically recognises and inhibits the biological activity of the protein B-lymphocyte Stimulator (BLyS). BLyS plays a role in the development of B-lymphocytes into mature antibody-expressing plasma B cells. Elevated levels of BLyS are believed to contribute to the production of autoantibodies (antibodies that specifically attack and destroy the body’s own tissue) and, research has indicated that higher than normal levels of BLyS may contribute to the development of a number of autoimmune diseases such as RA and systemic lupus erythematosus (SLE).

Studies have shown that B-cell antagonists, such as LymphStat-B, act by modulating the activities of B-lymphocytes, and can reduce autoantibody levels and help autoimmune disease activity.

LymphoStat-B was isolated and developed in collaboration with Human Genome Sciences, Inc. (HGSI). Following the isolation of over 10,000 antibody clones and the characterisation of over 1,000 antibodies in detail, clinical candidate antibodies were demonstrated in less than a year. LymphoStat-B was licensed to HGSI in 2000 and is the first of four antibody drug candidates to be licensed by CAT to HGSI. CAT received a product licence fee and is entitled to receive clinical development milestones and royalties on any future sales.

HGSI is developing LymphoStat-B as a potential treatment for SLE and RA.

10 | Cambridge Antibody Technology Group plc | Annual Report 2004

HGS-ETR1

HGS-ETR1 (previously known as TRAIL-R1 mAb) is a fully human monoclonal antibody that specifically binds to TRAIL (tumour necrosis factor-related apoptosis-inducing ligand) Receptor-1.TRAIL-R1 is a member of the tumour necrosis family of receptors, and is expressed on the surface of a number of solid tumours and haematopoietic cancer cells.

Many tumour cells that express TRAIL-R1 are sensitive to killing by apoptosis, or programmed cell death, induced by the binding of the TRAIL protein. HGS-ETR1 mimics the activity of native TRAIL and is therefore considered to be an agonistic antibody.

HGS-ETR1 was isolated directly from CAT’s libraries without the need for further optimisation and is the first CAT-derived antibody to be directed to a cell surface receptor protein to enter clinical trials. In January 2002, HGSI exercised an option for an exclusive licence on HGS-ETR1. CAT is entitled to receive licence fees, clinical development milestones and royalties on product sales from HGSI.

HGSI believes that HGS-ETR1 has significant potential either as a single agent or in combination with chemotherapy for the treatment of a broad range of human cancers, and a number of Phase I and Phase II clinical trials in patients suffering from cancer are under way.

CAT-354

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT as a potential treatment for severe asthma. IL13 is a cytokine which has potent immunomodulatory effects and is believed to be a highly relevant target molecule for asthma as a result of its potential role in airways obstruction, acute exacerbations and in chronic airways remodelling.

CAT-354 is the first CAT antibody optimised using CAT’s proprietary ribosome display technology to enter clinical development. It is the latest and the eleventh CAT-derived antibody to begin clinical trials, entering a Phase I clinical trial in September 2004.

The power of our technologies is validated, for example, by HUMIRA’s success.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 11

Partner Profiles

We believe that maintaining our leadership position is important, helping us to build stronger and more effective relationships...

Abbott

In 1993, CAT and BASF Pharma (Knoll), initiated a broad collaboration which has given rise to human monoclonal antibodies against two nominated targets, TNFa and IL12.

CAT, in conjunction with Knoll, isolated and optimised the human monoclonal antibodies (HUMIRA and ABT-874), with Knoll having responsibility for their development and marketing. CAT receives fees, milestones and royalties. The two antibodies licensed to Knoll remain the most ‘advanced’ of CAT’s licensed antibodies.

In December 2002, Abbott acquired BASF Pharma, and with it the “high potential product, D2E7” (now HUMIRA). Subsequently, HUMIRA has become the first human monoclonal antibody produced by modern methods to be approved for marketing and is being promoted worldwide by Abbott as a treatment for RA. The second, ABT-874, is in Phase II clinical trials as a potential treatment for autoimmune diseases.

Amgen

In May 2001, CAT and Immunex (subsequently acquired by Amgen Inc.) entered into a product development collaboration that centred on the joint discovery, development, marketing and sale of human antibody-based therapeutics for autoimmune and inflammatory disorders. Under the terms of this agreement, the two companies were to share equal responsibility for all research and development, and split equally any potential profits generated by product sales.

In December 2003, the initial agreement was restructured. Under this new agreement, Amgen has taken responsibility for the further development and product commercialisation of two therapeutic human antibody candidates to Amgen targets that were isolated by CAT. CAT has received fees and milestone payments for both programmes and will receive royalties on potential future sales. The antibodies are now in early stage development at Amgen.

In addition, CAT has granted Amgen multi-site options to license its antibody libraries with associated product development options for in-house use. Amgen is now actively using the CAT libraries on more than one site for human antibody discovery across a range of therapeutic areas.

Genzyme

CAT and Genzyme first began working together in September 2000 when a broad, strategic alliance for the development and commercialisation of human monoclonal antibodies directed against TGFß was agreed between the two companies. As part of the agreement, Genzyme received an exclusive worldwide licence to CAT’s TGFß-specific antibodies for all indications except ophthalmology and a non-exclusive worldwide licence from CAT for non-antibody antagonists of TGFß. Also, Genzyme made an equity investment in CAT.

In September 2003, CAT’s collaboration with Genzyme was strengthened and enhanced. At the same time, Genzyme made a further equity investment in CAT, and the company presently holds approximately 11% of CAT’s share capital.

The companies have worked together closely to build expertise and to create the GC-1000 series of human monoclonal antibodies against TGFß. Currently, the companies are collaborating on the development of antibody drug candidates such as GC-1008 with potential for use in treating fibrotic disorders and certain cancers. The TGFß programme is integral to Genzyme’s focus on developing therapies for immune-related diseases and to CAT’s pipeline of antibody drug candidates.

12 | Cambridge Antibody Technology Group plc | Annual Report 2004

HGSI

CAT’s relationship with HGSI has been the most visibly prolific in terms of product candidates, with four CAT-derived human monoclonal antibodies at various stages of clinical development at HGSI.

CAT has two collaboration agreements with HGSI.

The initial collaboration, signed in 1999, enabled the application of CAT’s expertise in antibody development and high throughput screening against up to three target human proteins identified by and proprietary to HGSI, in return for research funding. HGSI’s first nominated target was the protein BLyS (B-Lymphocyte Stimulator), to which CAT isolated Anti-BLyS, now known as LymphoStat-B.

This agreement was supplemented by a ten-year agreement in 2000, which makes possible the combination and integration of HGSI’s gene sequence-based target discovery platform with CAT’s antibody development technology. CAT received upfront research funding from HGSI as well as an equity investment.To date, three fully human monoclonal antibodies have arisen from this agreement: HGS-ETR1, HGS-ETR2 and ABthrax.

In working with HGSI, CAT has achieved several ‘firsts’. It is believed that LymphoStat-B was the first antibody to a genomics-derived target to enter clinical trials. HGS-ETR1 is the first agonistic CAT-derived antibody, directed to a cell-surface receptor protein rather than secreted antigen. And finally, ABthrax is the first fully human antibody isolated by a partner using CAT’s technology to enter clinical trials.

All four product candidates to have come from the CAT-HGSI collaboration are licensed to HGSI and CAT stands to receive milestone and royalty payments as they make clinical progress.

Wyeth

In 1999, CAT announced a strategic alliance with Wyeth to develop a broad portfolio of human monoclonal antibody-based drugs. The collaboration’s aim is to discover and validate potential protein targets based on gene sequence information provided by Wyeth, and to validate and develop human antibody leads for proprietary Wyeth targets. Each company has the opportunity to select clinical candidates for further development from its portfolio, sharing target and product validation costs.

CAT also granted Wyeth multi-site options to license its antibody libraries with associated product development options and, in February 2004,Wyeth exercised an option to license CAT’s proprietary Phage Display libraries for in-house use.Wyeth is using the libraries to support its activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas.

Since 1999,Wyeth has taken two exclusive product licences to human antibodies identified through work carried out at CAT in collaboration with Wyeth, including MYO-029, which is being developed by Wyeth as a potential treatment for muscle-wasting diseases.The collaboration, and the fact that Wyeth has chosen to take CAT’s technology in-house, clearly demonstrates the value of CAT’s platform technology.

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Further information about CAT’s partners and licensees can be found on the Company’s website www.cambridgeantibody.com

Cambridge Antibody Technology Group plc | Annual Report 2004 | 13

Chairman’s Statement

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Paul Nicholson

Chairman

I am honoured to have followed Peter Garland as Chairman of CAT. Peter retired from the Board at the AGM in February, having been a Board member since the Company’s formation in 1990 and Chairman since 1995. Peter contributed much to CAT and its development, and it has been my privilege to have worked with him since I joined the Board in 1999. We wish him an enjoyable retirement.

CAT is a company with a strong scientific foundation, broadly applicable technology and a clear vision for its future evolution as a product-based biopharmaceutical company. We expect the core of our future value to come from products we develop, in which we invest and in which we have a substantial economic interest. The announcement of our major alliance with AstraZeneca, which we will complete in December subject to the sanction of our shareholders, represents a major step forward in CAT’s achievement of that vision.

Another very important event for CAT is the trial in which CAT is claiming full royalties under its contract with Abbott with respect to HUMIRA, in the High Court in London. HUMIRA is the first CAT-derived product to be marketed. It is anticipated to reach ‘blockbuster’ status in 2005, with Abbott forecasting sales of more than $1.2 billion.

There is a rapidly growing market for antibody therapeutics in which we intend to participate actively and to be amongst those leading expansion in the industry. CAT is committed to operating at the highest standards, whether they are ethical, scientific or of corporate governance.

I was delighted to welcome Professor Christopher Marshall who took up his position as a Non-Executive Director of CAT on 24 September 2004. He is Director of the Cancer Research UK Centre for Cell and Molecular Biology at the Institute of Cancer Research, London, UK and a Fellow of the Royal Society. He brings a new perspective and scientific breadth to the Board of CAT and we look forward to working with him.

I am also delighted to welcome four new members to our Scientific Advisory Board (SAB): Professor John Forrester, Professor Stephen Holgate, Professor Peng Khaw and Professor Stephen O’Rahilly. They are all well-known specialists in their fields and will bring fresh perspectives to the evolution of the Company’s scientific endeavours –ensuring that CAT has access to the experience it needs as it focuses further on its chosen areas and maintains its position of scientific leadership. I would like to acknowledge the hard work of those members of the SAB who stood down during the year, and to thank them for their valuable contributions to the Company over the years.

Finally, I am grateful to everyone who has contributed to CAT during the year – our staff, our Board, our SAB, our partners, our licensees and our shareholders, and look forward to the year ahead.

Paul Nicholson

Chairman

14 | Cambridge Antibody Technology Group plc | Annual Report 2004

CEO’s Statement

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Peter Chambré

Chief Executive Officer

Our ambitions for the business are clear –to become a leading biopharmaceutical company with a pipeline of products that improve the lives of patients, in which we have a major economic stake, and thereby achieve rapid revenue and profit growth for our shareholders.

We add the new alliance with AstraZeneca to an existing CAT pipeline that has grown during this year – but one that reflects both the opportunities and risks of discovering and developing important new medicines. Overall, there is one CAT-derived antibody on the market, HUMIRA, and ten others which have entered clinical development –an increase of two since a year ago. HUMIRA sales continue to advance strongly and Abbott has stated that it will file for regulatory approval in psoriatic arthritis by the end of 2004. HUMIRA was isolated and optimised by CAT in conjunction with BASF (subsequently acquired by Abbott).

We recently announced that the first pivotal trial of Trabio failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. This is obviously a disappointing outcome. However, our work on Trabio has enhanced CAT’s biopharmaceutical development capability, which we have applied successfully to CAT’s other current product candidates. This will be a key component of our relationship with AstraZeneca.

In September, we commenced the first clinical study of CAT-354, a product candidate with potential in the treatment of severe asthma.

We have been working closely with Genzyme during the year in order to plan the broad clinical development of our collaboration in the field of TGFb neutralisation. We are pleased to confirm that, subject to regulatory approval, we intend to commence a first clinical trial with GC-1008 in idiopathic pulmonary fibrosis (IPF) and a trial in oncology during 2005. We continue to examine the opportunity for our antibody candidates in other indications, including diffuse systemic sclerosis.

During the year ABT-874, being developed by Abbott, progressed to a Phase II clinical trial in multiple sclerosis. Three of the four CAT-derived antibodies licensed to HGSI also progressed, with the fourth dependent on US government decisions. We are particularly pleased that, during the year, Wyeth announced plans to take its first CAT-derived antibody, MYO-029, into a Phase I clinical trial for muscular dystrophy and age-related sarcopenia.

We also continue to invest in our core technologies, a key asset of our Company, so that we can retain our leadership position in the field of antibody discovery and development. We believe our Phage and Ribosome Display technologies and capabilities put CAT at the forefront of fully human antibody therapeutics.

Peter Chambré

Chief Executive Officer

Cambridge Antibody Technology Group plc | Annual Report 2004 | 15

Operational Review

Product development CAT products

Trabio® (lerdelimumab) is a fully human anti-TGFß2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of surgery for glaucoma.

In November, CAT announced preliminary results from its first pivotal (‘European’ Phase II/III) clinical trial of Trabio. The trial, which started in February 2002, was carried out in 344 patients in six European countries. Trabio failed to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo. Overall, the percentage of patients achieving intraocular pressure in the range 6-16mm Hg at six and 12 months was Trabio 60%, compared to placebo 68%. This compares to, and contrasts with, the earlier smaller clinical trials which showed that 56-61% of patients treated with Trabio and 35-38% of patients treated with placebo achieved this endpoint.

This result will delay the filing of a Biologics Licence Application (BLA) and, if repeated in the second pivotal study, will terminate development of the product in this indication.

Following the preliminary results of the first pivotal trial, we are minimising future costs of Trabio development, consistent with our obligations in the two continuing trials. In the second pivotal (‘International’ Phase III) clinical trial in 393 patients in six European countries and South Africa, enrolment is complete and preliminary results are expected in the first quarter of 2005. In the US clinical trial comparing Trabio with 5-Flurouracil (5-FU) in 236 patients, enrolment is complete and preliminary results are expected at the end of 2005.

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT initially as a potential treatment for severe asthma. In September 2004, CAT commenced a Phase I clinical trial in the UK: a placebo-controlled, rising single intravenous dose study in up to 36 patients, with objectives to study the safety, tolerability and pharmacokinetics of CAT-354. Enrolment is progressing and dosing has started. Preliminary results are expected to be available at the end of the second quarter of 2005. If this initial trial meets its primary objectives, CAT intends to commence further clinical trials later in 2005.

CAT-213 is a fully human anti-eotaxin1 monoclonal antibody with the potential to become a treatment for severe allergic disorders. Discussions with potential partners continue regarding the further development of CAT-213.

16 | Cambridge Antibody Technology Group plc | Annual Report 2004

Genzyme alliance

CAT and Genzyme believe that the neutralisation of TGFß offers a number of important and valuable opportunities for addressing unmet medical needs.

Following discussions with the US Food and Drug Administration (FDA), a further pre-clinical safety study of GC-1008 has been undertaken and the results presented to the US FDA with regard to the commencement of a Phase I clinical trial in IPF. During 2005, it is also intended to commence a clinical trial of GC-1008 in various cancers.

In February 2004, preliminary results of a double-blind, placebo-controlled Phase I/II clinical trial of CAT-192 (metelimumab) in 45 patients suffering from diffuse systemic sclerosis at 12 medical centres in the US and Europe were announced. The primary objective of the trial was to assess the safety, tolerability and pharmacokinetics of CAT-192 in patients. The primary objective of the trial was met; CAT-192 was generally safe and well tolerated at each dose level. Elimination half-life was consistently around three weeks. There were no treatment-related serious adverse events observed. The secondary objective was to evaluate the potential clinical outcomes for any future trial in systemic sclerosis; however, it has not proved possible to reach definitive conclusions regarding the efficacy of CAT-192 from the results of the trial. The results were presented at the American College of Rheumatology in October 2004. Work continues to identify a route forward for clinical trials in diffuse systemic sclerosis.

The partners also believe that there are further therapeutic opportunities for the collaboration and pre-clinical work is continuing to evaluate these.

Licensed products

HUMIRA (adalimumab) is a fully human anti-TNFa monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and approved for marketing as a treatment for RA in over 50 countries. Abbott reported sales of $280 million in 2003, HUMIRA’s first year on the market, and sales for the first nine months of 2004 of $578 million. Abbott forecasts total 2004 sales of over $800 million, and 2005 sales of over $1.2 billion.

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications: Phase III trials continue in psoriatic arthritis and Abbott has announced plans to submit applications to the US FDA and the European Medicines Agency (EMEA) in 2004 to request approval for use of HUMIRA as a treatment for psoriatic arthritis. Further Phase III clinical trials in Crohn’s disease, juvenile RA and ankylosing spondylitis also continue. A Phase II clinical trial continues in chronic plaque psoriasis.

In August 2004, Abbott announced that the US FDA had approved an expanded indication for HUMIRA to include improvement in physical function for adult patients with moderately to severely active RA.

In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of royalties due to CAT. The trial takes place in November/December 2004, with an estimated length of three weeks.

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott, and is licensed to Abbott. Abbott continues to develop ABT-874 as a potential treatment for a number of autoimmune diseases and announced the start of a Phase II clinical trial in multiple sclerosis in June 2004.

LymphoStat-B (belimumab) is a fully human anti-BLyS monoclonal antibody and the first of four antibody drug candidates to be licensed by CAT to HGSI. HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE) and RA.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 17

A Phase II clinical trial in each indication is under way and in July 2004 HGSI completed the enrolment, randomisation and initiation of dosing in both studies. 283 patients were enrolled in the double-blind, placebo-controlled multi-centre Phase II trial to evaluate safety, optimal dosing and efficacy of LymphoStat-B in patients with active RA who have failed prior therapy. HGSI expects that results of this clinical trial will be available in the spring of 2005. 449 patients have been enrolled in the double-blind, placebo-controlled, multi-centre Phase II clinical trial of LymphoStat-B in patients with active SLE. HGSI expects that the results of this clinical trial will be available in the autumn of 2005.

HGS-ETR1 (previously known as TRAIL-R1 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI and being developed by HGSI as a potential treatment for a number of cancers.

Phase I clinical trials to evaluate its safety and pharmacology in patients with advanced solid tumours or non-Hodgkins lymphoma continue. Interim results of two Phase I trials were presented at the 40th Annual Meeting of the American Society of Clinical Oncology (ASCO) in New Orleans, US in June 2004. Interim results from these trials were also presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva in September 2004. These interim results demonstrate the safety and tolerability of HGS-ETR1 and support its further evaluation in Phase II trials. Based on these results and strong pre-clinical evidence, HGSI announced in September 2004 that it had commenced dosing patients in a Phase II clinical trial of HGS-ETR1. This US Phase II clinical trial is a multi-centre, open-label, single-arm study in a maximum of 30 patients with relapsed or refractory non-small cell lung cancer. Each patient will receive four 10 mg/kg doses of HGS-ETR1 administered as an infusion 21 days apart. The primary objective of the study is to evaluate tumour response. The secondary objectives are to evaluate the safety and tolerability of HGS-ETR1, and to determine plasma concentrations of HGS-ETR1 for use in a population pharmacokinetic analysis.

Also in September, HGSI announced that it had begun to dose patients in an open-label, dose-escalation Phase 1b clinical trial of HGS-ETR1 to evaluate its safety and tolerability in combination with chemotherapy (paclitaxel and carboplatin) in patients with advanced solid malignancies.

In October 2004, HGSI announced the initiation of two further Phase II clinical trials of HGS-ETR1. One of the trials will take place in Germany and is a multi-centre, open-label study to evaluate the efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with advanced colorectal cancer. The other is a multi-centre, open-label study to evaluate efficacy, safety and tolerability of HGS-ETR1 in a maximum of 30 patients with relapsed or refractory non-Hodgkin’s lymphoma.

HGS-ETR2 (previously known as TRAIL-R2 mAb) is a fully human monoclonal antibody licensed by CAT to HGSI, and being developed by HGSI as a potential treatment for cancer. In September 2004, HGSI announced that initial results of an ongoing Phase I clinical trial demonstrate the safety and tolerability of HGS-ETR2 in cancer patients with advanced solid tumours, and that these results support the continued dose escalation and evaluation of HGS-ETR2 in these patients. Safety, pharmacokinetic and biological activity data were presented at the 16th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics in Geneva.

ABthraxTM is a fully human anti-protective antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed by CAT to HGSI. It has been developed by HGSI as a potential treatment for anthrax.

In March 2004, HGSI presented results from its Phase I placebo-controlled, dose-escalation clinical trial to evaluate the safety, tolerability and pharmacokinetics of ABthrax. The results demonstrate that ABthrax is safe and well tolerated in healthy adult volunteers, and achieved the blood levels predicted in relevant animal models as necessary to afford significant protection

18 | Cambridge Antibody Technology Group plc | Annual Report 2004

from the lethal effects of anthrax toxin. HGSI has stated that further development of ABthrax will depend on the US government’s willingness to commit to the purchase of ABthrax.

MYO-029 is a fully human monoclonal antibody which neutralises the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases, including muscular dystrophy and age-related sarcopenia. Wyeth announced in June 2004 that it had filed an Investigational New Drug (IND) application for MYO-029 and is now moving forward with a Phase I clinical trial.

Research and pre-clinical stage programmes

There are ongoing research programmes to 18 distinct molecular targets at CAT – 11 CAT proprietary programmes and seven on behalf of partners. In addition there is one CAT proprietary candidate, GC-1008 (partnered with Genzyme) and six antibody drug candidates licensed to partners which are at the pre-clinical stage of development.

In December 2003, CAT restructured its agreement with Amgen, with Amgen taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Amgen and covered by an earlier collaboration agreement between CAT and Immunex (subsequently acquired by Amgen). In return, CAT receives from Amgen an initial fee and potential milestone payments and royalties on future sales. This agreement allows CAT to focus its investment on a smaller number of core programmes, while retaining significant interest in the success of these two antibody candidates.

In February 2004, after three years, CAT exercised its right to terminate its agreement with Elan.The collaboration involved research on a number of targets. Terminating this exclusive agreement allows CAT to collaborate with third parties in the fields of neurology and pain and does not preclude future collaboration with Elan.

In October 2001, CAT entered into a collaboration with Merck & Co., Inc that focused on the research and development of products specific for a key target involved in diseases mediated by HIV-1. Merck’s proprietary technologies and experience in HIV biology, combined with CAT’s libraries and expertise in antibodies, has resulted in the isolation of a neutralising antibody (known as D5) specific for the envelope glycoprotein gp41, which is present on the outside of the HIV molecule and which mediates the fusion of the viral and cellular membranes. During the year, Merck presented the results of early research at two conferences: the XIII International HIV Resistance Workshop in June, in Tenerife, and AIDS Vaccine 2004 in August in Lausanne, Switzerland.

Library licences

In the last year, CAT has continued to develop its licensing business through the licensing of its proprietary phage antibody libraries in return for upfront fees and potential option, milestone and royalty payments.

In February 2004, Wyeth exercised an option to license CAT’s libraries for in-house use. The libraries will support Wyeth’s activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas. This option was granted to Wyeth as part of the collaboration agreement entered into in March 1999. Wyeth has a number of exclusive therapeutic and diagnostic antibody product options related to its use of the libraries.

In April 2004, CAT granted Genzyme a library licence. Genzyme will use CAT’s phage antibody libraries in its research and development of antibody-based treatments across a range of medical areas. Genzyme also received option rights to develop therapeutic and diagnostic products on an exclusive basis.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 19

Intellectual property

During the year, CAT strengthened its three key patent families, Winter II, McCafferty and Griffiths.

The Winter II patent family covers the production of expression libraries of antibody genes. The European Winter II patent EP 0 368 684 had been maintained in amended form by the Opposition Division in 2000. CAT and MorphoSys both appealed this decision (MorphoSys later withdrew), and in January 2004 the Technical Board of Appeal decided to maintain and broaden the scope of the amended patent.

The McCafferty patent family protects CAT’s Phage Display method used to obtain specific antibodies from the expression libraries of antibody genes. A further US continuation application, relating to phagemid-based display of scFv, Fab and VH (dAb) fragments, issued in October 2004 as US 6,806,079.

The Griffiths family of patents covers antibodies that specifically recognise human ‘self ‘ antigens isolated from CAT’s libraries. In September 2004, the European Griffiths patent issued as EP 0 616 640, adding to the six US patents already issued in this family.

CAT also has a number of patent applications pending or granted in relation to its Ribosome Display technology and its pipeline products.

Operations Employees

CAT employed 281 staff at 30 September 2004 (279 at 30 September 2003).

Manufacturing

In January, CAT and Lonza announced the extension of their November 2001 agreement, confirming that Lonza Biologics will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006. This will enable CAT to plan further ahead with confidence and will guarantee that CAT and its collaborators have access to Lonza’s world-class manufacturing capability at production scale (up to 2,000L), for both ongoing programmes and future projects, in a cost-effective way.

Management

During the year, the Company reorganised its research and development functions, to reflect the needs of CAT as it evolves to a product-focused company. The Discovery and Development team structures are now organised around CAT’s product and therapeutic focus and the enlarged Development team now includes CAT’s class-leading biopharmaceutical development group. Nigel Burns, Senior Vice President, has taken over responsibility for the strategic management of CAT’s product collaborations.

In January 2004, Dr Diane Wilcock was promoted to the position of Vice President, Intellectual Property, responsible for managing the Company’s patent portfolio and patent strategy. Diane joined CAT in June 1999. Before joining CAT, Diane worked in technology transfer for Imperial Cancer Research Technology and undertook post-doctoral research in molecular virology at the University of Oxford.

In April 2004, Dr Neil Stutchbury joined CAT as Vice President, Informatics and Information Technology and is leading the delivery of an Informatics and Information Technology strategy to support CAT’s development. Previously, Neil was VP, Research and Development Information Systems for AstraZeneca Pharmaceuticals.

In May 2004, Dr Patrick Round joined CAT as Vice President, Development, responsible for CAT’s product development activities. Prior to joining CAT, Patrick was Director of Development at Celltech Research & Development, Slough, UK. Patrick has also held positions at Glaxo Wellcome, Novo Nordisk A/S, Denmark and Novo Nordisk Pharmaceuticals, UK.

20 | Cambridge Antibody Technology Group plc | Annual Report 2004

Financial Review

Overview

CAT is a biopharmaceutical company with two business strands. CAT’s long term value is expected to come from the products CAT is developing and those in which CAT retains a long term economic interest. By investing further in product development and by taking products further down the pipeline before initiating out-licensing, CAT can retain a more significant stake in these products. CAT has also licensed its technologies and capabilities to enable others to develop products, thereby balancing risk and reward.

At present, the majority of CAT’s revenue is generated from royalties received from Abbott, regarding sales of HUMIRA, and from licence fees. Going forward, it is expected that the primary source of revenue will be royalties from sales of products by collaborators. In the past, a significant part of CAT’s revenue has been generated from contract research fees whereby CAT has provided research and development services to certain corporate collaborators. As CAT transforms from a technology company to a product company this business stream has become less material over time.

About a third of CAT’s operating costs are development expenses reflecting the significant rise in spend on clinical trials over the last few years. Due to the nature of CAT’s business, its staff are a key resource and therefore staff and staff-related expenditure continues to represent a significant proportion (also approximately a third) of operating costs.

As at 30 September 2004, CAT had cash and liquid resources of £93.7 million. In the past CAT has procured cash funding through revenue streams and equity financings, either with institutional investors or with corporate partners in conjunction with business collaborations. CAT will continue to consider these sources of cash funding, though there can be no assurance that the Company can generate significant revenues nor that equity finance will be available on acceptable terms or at all.

CAT is still a relatively young company in an industry where the real returns on investment are generated in the longer term. One of the key challenges facing CAT is the need to balance its expenditure against available resource, while still investing sufficient funds into product development that, if successful, will generate significant future income.

The following review is based on the Group’s consolidated financial statements which are prepared under UK Generally Accepted Accounting Principles (GAAP). A summary of the significant differences between UK and US GAAP is given at the end of this review and more detailed information is provided in note 29 of the financial statements.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 21

Results of operations

Years ended 30 September 2004, 2003 and 2002

The following information is extracted from the UK GAAP financial statements.

The following table details the components of the Group’s profit and loss account for the years ended 30 September 2004, 2003 and 2002.

				Variance
	2004 £m	2003 £m	2002 £m	2004/2003		2003/2002
				£m	%	£m	%
Turnover	15.9	8.7	9.5	7.2	82.8	(0.8)	(8.4)
Direct costs	(3.0)	(0.7)	(0.1)	(2.3)	(328.6)	(0.6)	(600.0)

Gross profit	12.9	8.0	9.4	4.9	61.3	(1.4)	(14.9)
Operating expenses	(55.1)	(54.2)	(47.6)	(0.9)	(1.7)	(6.6)	(13.9)

Operating loss	(42.2)	(46.2)	(38.2)	4.0	8.7	(8.0)	(20.9)
Finance income (net)	4.1	4.4	6.4	(0.3)	(6.8)	(2.0)	(31.3)

Loss on ordinary activities before taxation	(38.1)	(41.8)	(31.8)	3.7	8.9	(10.0)	(31.4)

Taxation on loss on ordinary activities	—	2.6	3.6	(2.6)	(100.0)	(1.0)	(27.8)

Loss for the financial year	(38.1)	(39.2)	(28.2)	1.1	2.8	(11.0)	(39.0)

Revenues

Revenues consist of the following for the three years ended 30 September 2004, 2003 and 2002:

				Variance
	2004 £m	2003 £m	2002 £m	2004/2003 £m	2003/2002 £m

Royalties	6.3	—	—	6.3	—
Licence fees	4.6	2.6	1.7	2.0	0.9
Technical milestones	1.6	0.2	—	1.4	0.2
Clinical milestones	1.1	1.8	1.4	(0.7)	0.4
Contract research fees	1.8	3.9	5.6	(2.1)	(1.7)
Other	0.5	0.2	0.8	0.3	(0.6)

Total	15.9	8.7	9.5	7.2	(0.8)

Royalties Royalty income is generated by sales of products incorporating the Group’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of the underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales. This may be considerably later than when the payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

Royalties recognised during the 2004 financial year predominantly relate to HUMIRA. Abbott announced that it had received US FDA approval to market HUMIRA in the US in December 2002 and, that it had received approval to market HUMIRA in the EU during September 2003. Sales of HUMIRA commenced in January 2003. The three royalty payments received during the 2004 financial year, and recognised as revenue, represent Abbott’s calculation of the royalties due on HUMIRA sales in the period from January 2003 to 30 June 2004.

Licence fees Licence fees are typically one off upfront payments. Under CAT’s revenue recognition policy licence fees are deferred and are typically recognised over the period of the licence term. The following significant agreements were entered into between 2002 and 2004:

•	Library licence granted to Chugai in September 2002.

•	Library licence granted to Merck in October 2002.

•	Agreement signed with MorphoSys in December 2002.

•	Grant of five exclusive product licences during 2002 (three to HGSI, one to Amgen and one to Wyeth).

•	Library licence granted to Wyeth in February 2004.

•	Library licence granted to Genzyme in April 2004.

•	Grant of six product licences during 2004 (four to Dyax and two to Amgen).

Licence fees increased between 2002 and 2003 primarily as a result of the Chugai and Merck library licences coming into effect during 2003 on completion of the successful transfer of CAT’s technology. A full year’s revenue was recognised under the Chugai library licence for the first time during 2004 which, with the new licences granted to Wyeth and Genzyme, accounts for the majority of the increase between 2003 and 2004.

22 | Cambridge Antibody Technology Group plc | Annual Report 2004

Milestones On certain research and development programmes the Group receives milestone payments when it achieves certain defined technical criteria. Similarly the Group receives clinical development milestone payments when a licensee or corporate partner achieves key stages in clinical trials of a product derived using the Group’s proprietary technology. The following significant milestones were received:

Year ended 30 September 2002:

•	Clinical milestone payments from HGSI on initiation of Phase I trials for LymphoStat-B and HGS-ETR1.

Year ended 30 September 2003:

•	Clinical milestone payment received from Abbott following product licence approval of HUMIRA in Switzerland.

•	Clinical milestone payments from HGSI on initiation of Phase I trials for ABthrax and HGS-ETR2.

•	Technical milestone payments from Pfizer.

Year ended 30 September 2004:

•	A milestone payment was received from Wyeth with the initiation of a Phase I clinical trial for MYO-029. 50% of the value of this royalty payment is creditable against any future royalties payable by Wyeth and therefore, only half the value has been recognised as revenue in the year.

•	A clinical milestone payment was received from Abbott during the 2003 financial year following US FDA approval of HUMIRA. The milestone was not recognised as revenue during the 2003 financial year as it is creditable against the royalties receivable from Abbott. Three fifths of this milestone were released as revenue during the 2004 financial year; the remainder is expected to be released as revenue during the 2005 financial year on receipt of two further royalty payments from Abbott.

•	A technical milestone payment was received from Amgen.

Unless otherwise stated, the above milestone receipts have been recognised in full as revenue under the Group’s accounting policy.

Contract research fees The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group’s employees working with the collaborator to identify and optimise drug candidates to be licensed by the collaborator. Contract research fees were generated from ongoing collaboration agreements with the following customers.

Year ended 30 September 2004	Year ended 30 September 2003	Year ended 30 September 2002
Amgen	—	—
Pfizer	Pfizer	Pfizer
Wyeth Research	Wyeth Research	Wyeth Research
Merck	Merck	Merck
—	HGSI (completed March 2003)	HGSI

The decrease in revenues between years reflects CAT’s declining level of activity in this area.

Direct costs

CAT’s direct costs are typically payments made to third parties as a proportion of certain CAT revenues. The majority of direct costs for the 2004 financial year comprised royalties payable to Medical Research Council and other licensors, primarily arising from the payments received from Abbott regarding sales of HUMIRA.

In addition, in the 2004 financial year, direct costs included an amount payable to Medical Research Council and in the 2003 financial year included an amount payable to The Scripps Research Institute and Stratagene, all arising following CAT’s settlement of all pending litigation with MorphoSys. Direct costs for all three financial years included agency fees incurred in obtaining new contracts. Direct costs will generally increase as royalty income increases and therefore, these costs are expected to rise in future years.

Operating expenses

Operating expenses consist of the following for the three years ended 30 September 2004, 2003 and 2002:

				Variance
	2004 £m	2003 £m	2002 £m	2004/2003 £m	2003/2002 £m

Research and development	(44.1)	(45.0)	(31.3)	0.9	(13.7)
General and administrative	(11.0)	(9.2)	(16.2)	(1.8)	7.0

Total	(55.1)	(54.2)	(47.5)	(0.9)	(6.7)

Research and development expenses

				Variance
	2004 £m	2003 £m	2002 £m	2004/2003 £m	2003/2002 £m

External development expenses	(18.5)	(15.2)	(8.3)	(3.3)	(6.9)
Staff costs and laboratory consumables(i)	(15.1)	(16.5)	(14.4)	1.4	(2.1)
Infrastructure and depreciation	(6.5)	(6.9)	(4.8)	0.4	(2.1)
Other	(4.0)	(6.4)	(3.8)	2.4	(2.6)

Total	(44.1)	(45.0)	(31.3)	0.9	(13.7)

Average staff numbers	231	249	235	(18)	14

(i)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 23

The increase in external development costs reflects a significant rise in spend on clinical trials over the last two years on CAT-funded programmes, particularly Trabio and CAT-354.

Staff costs increased between 2002 and 2003 in line with increases in scientific staff numbers. The fall in staff costs between 2003 and 2004 relates to a decline in staff numbers, with the termination of the antibody microarray project in 2003, and also reflects some reallocations of staff between departments.

Infrastructure and depreciation expenses increased between 2002 and 2003 with the move to and fit out of the Milstein Building, completed in early 2003.

Other research and development expenditures in 2003 included the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002.

General and administration expenses

				Variance
	2004 £m	2003 £m	2002 £m	2004/2003 £m	2003/2002 £m

Staff costs(i)	(3.8)	(3.1)	(2.5)	(0.7)	(0.6)
Litigation	(2.5)	(0.9)	(1.9)	(1.6)	1.0
Exceptional costs	—	(0.6)	(7.9)	0.6	7.3
Foreign exchange	(1.1)	(0.8)	—	(0.3)	(0.8)
Other	(3.6)	(3.8)	(3.9)	0.2	0.1

Total	(11.0)	(9.2)	(16.2)	(1.8)	7.0

Average staff numbers	52	47	39	5	8

(i)	Staff costs includes training costs, employee benefits, the charge for the cost of shares to be allocated under employee share schemes and the profit and loss charge reflecting the intrinsic value of any options granted at less than market value.

The increase in staff costs between 2003 and 2004 reflects the reallocations of staff from research, and some increase in staff numbers.

Litigation expenses decreased between 2002 and 2003 with the successful resolution of all principal outstanding patent litigation in the first quarter of the 2003 financial year. Litigation expenses have increased in 2004 due to the legal proceedings commenced by CAT against Abbott in the High Court in London.

Exceptional costs for 2002 relate to the costs incurred with regard to the two Drug Royalty Corporation (DRC) transactions entered into during that year. CAT made a bid for DRC in January 2002; however a competing offer was subsequently accepted. Following acceptance of the competing offer, CAT exercised an option to buy out its obligation to DRC for £6.1 million with the issue of 463,818 CAT shares to DRC.

The professional fees incurred in CAT’s bid and buy-back were £1.8 million. Exceptional costs for 2003 relate to the offer made for OGS. This comprised costs incurred of £1.7 million offset by a break fee of £1.1 million received from OGS.

The foreign exchange costs in 2004 and 2003 relate primarily to the non-cash charge arising from the conversion from US Dollars to Sterling of CAT’s trading balances with its US subsidiary, Aptein Inc., due to the significant depreciation of the US Dollar compared to Sterling.

Finance income

Interest income fell over the three years with average balances of cash and liquid resources decreasing during the period (2004: £93.7 million; 2003: £107.8 million; 2002: £129.8 million) as cash was consumed by operating activities.

Taxation

The Group submitted one claim in the 2003 financial year and two claims in the 2002 financial year under the research and development tax credit scheme for Small and Medium sized Enterprises in the UK. The Group chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of £0.9 million was made for the 2000 financial year, £2.6 million for the 2001 financial year and £3.1 million for the 2002 financial year. The Group no longer qualifies as a Small and Medium sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of £0.6 million and £0.1 million was withheld on the licence payments received from Chugai during the 2003 and 2004 financial years respectively.

Liquidity and capital resources

Since formation the Group has incurred trading losses and expects to incur additional losses for a number of future years as a result of costs incurred in performing research and development and from general and administrative costs associated with CAT’s operations.

In addition, CAT may be required to expend substantial funds if unforeseen difficulties arise in the course of completing required additional development of product candidates or other aspects of its business.

As at 30 September 2004, CAT had cash and liquid resources of approximately £93.7 million. CAT has invested funds that are surplus to its current requirements in highly liquid short term securities managed on a discretionary basis by a third party. The principal purpose of CAT’s liquid resources is for future funding and hence their safeguarding is considered to be a greater priority than the return made on the investments. This is reflected in the criteria within the mandate under which the fund manager operates. As the majority of CAT’s investments are short term investments, exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time would, however, reduce CAT’s interest income.

24 | Cambridge Antibody Technology Group plc | Annual Report 2004

Historical cash flows

	2004 £m	2003 £m	2002 £m	Variance
				2004/2003 £m	2003/2002 £m

Net cash outflow from operating activities	(31.1)	(35.8)	(26.8)	4.7	(9.0)
Returns on investments and servicing of finance	4.2	5.1	7.6	(0.9)	(2.5)
Taxation	(0.1)	5.2	0.9	(5.3)	4.3
Capital expenditure and financial investment	(1.0)	(8.1)	(9.9)	7.1	1.8
Management of liquid resources	15.4	18.8	29.5	(3.4)	(10.7)
Financing	13.9	11.7	1.4	2.2	10.3

Increase/(decrease) in cash	1.3	(3.1)	2.7	4.4	(5.8)

Operating activities The Group’s net cash used by operating activities has principally resulted from operating losses, offset by depreciation, amortisation and other non-cash movements. In all three years, operating losses were also offset by increases in creditors. In 2003 and 2004 this was primarily due to the increase in deferred income resulting from new licence agreements. In 2002, the increase in creditors arose as a result of higher trade creditor balances.

Investments and servicing of finance

Interest income fell over the three years with average balances of cash and liquid resources decreasing during the period as cash was consumed by operating activities. CAT established a finance leasing facility under which equipment with a cost of £1.4 million has been financed. This is repayable over four years.

Taxation CAT received £5.7 million research and development tax credit during the 2003 financial year and £0.9 million during the 2002 financial year. The credit received in the 2003 financial year was based on the claim for the 2002 and 2001 financial years; the credit received in the 2002 financial year was based on the claim for the 2000 financial year. CAT no longer qualifies for cash refunds under this scheme and hence no further tax credits were received during the 2004 financial year.

Capital expenditure CAT’s capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT has also invested in office and administrative facilities. The fall in capital expenditure from 2002 to 2004 was due to lower spend on fixtures and fittings and laboratory equipment with the completion of the fit out of the Milstein Building early in 2003.

Financing CAT’s net cash inflows from financing activities primarily resulted from the issue of ordinary shares. In the 2003 financial year Genzyme increased its equity stake in CAT through a subscription of £9.6 million for 1.8 million shares. The subscription for shares was the first of two tranches, the second tranche being a further 2.5 million shares with a value of £13.3 million issued during the 2004 financial year following shareholder approval at the EGM held in October 2003. No significant financing transactions were completed during the 2002 financial year.

International Accounting Standards

The Group will be required to adopt International Financial Reporting Standards and International Accounting Standards for the financial year ending 30 September 2006 onwards. The most notable change for the Group is likely to be the adoption of IFRS 2, ‘Share Based Payment’, which requires the fair value of equity based compensation to be recognised in the Group’s profit and loss account.

Financial outlook for 2005

Further royalty income from Abbott in respect of HUMIRA is expected in the 2005 financial year. Abbott has stated that it expects HUMIRA sales to be in excess of $800 million for the 2004 calendar year and in excess of $1.2 billion for the 2005 calendar year. Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to 30 September 2004 and contract research revenues, are expected to be of the order of £5 million for the 2005 financial year. Additional revenues may arise from technical and clinical milestone receipts and any further licensing or contract research arrangements.

External development expenditure is expected to decrease in the 2005 financial year given cost savings identified on the Trabio programme following the announcement of the European Phase II/III trial result. Other operating expenses are not expected to increase significantly during 2005.

It is expected that CAT’s net cash outflow before financing for the current year will be of the order of £32 million.

Differences between UK and US GAAP

CAT’s consolidated financial statements are prepared in accordance with UK GAAP which differs in certain respects from US GAAP reporting requirements.

The principal differences relate to accounting for revenue recognition, third party royalties and stock compensation. More details as to the differences between UK and US GAAP are set out in note 29 to the Consolidated Financial Statements.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 25

Chairman’s Observations

“...mere compliance is only the starting point.”

[GRAPHIC]

Paul Nicholson

Chairman

The governance responsibilities incumbent on CAT are not only many and varied but are in a constant state of evolution. Many such responsibilities are defined by the legal and regulatory environment in which we are operating and are not particular to CAT. CAT takes all of these obligations extremely seriously and indeed the Board of Directors, together with the management team and the Company’s external advisors, monitors and evaluates the external environment to ensure that compliance is at all times maintained.

The section on Corporate Governance which begins on page 32 sets out how CAT is seeking to comply with, and where possible capitalise on, the opportunities afforded to it, particularly in relation to the Revised Combined Code on Corporate Governance. In the section on Corporate & Social Responsibility which begins on page 39 an explanation is given as to how CAT continues to seek to develop appropriate processes and practices. The Board recognises that one of the ways in which standards in these areas can continue to be improved and refined is through constructive dialogue with all stakeholders. Therefore, if you have any comments, criticisms or observations to make in relation to what CAT is doing, what it might in future do and how it has reported these things to you, please do not hesitate to e-mail me directly at chairman@cambridgeantibody.com

As an organisation which aspires to be an outstanding biopharmaceutical company, mere compliance is only the starting point. The Board considers that there are many areas where legislation, regulation and emerging best practice provide excellent opportunities for developing working practices which not only safeguard the interests of all the Company’s stakeholders – whether they be shareholders, employees, partners, suppliers or the public at large – but which will enable the Company to enhance its ability to meet the standards of excellence to which it has committed.

Performance evaluation review process

Mindful of the requirements of the Revised Combined Code on Corporate Governance, “that the Board should undertake a formal and rigorous annual evaluation of its own performance and that of its committee and individual Directors”, during the year CAT developed and implemented a Board performance evaluation tool.

The Board performance evaluation was intended to assist the Board to identify whether and to what extent it was complying with the provisions of the Revised Combined Code. The approach taken was to develop a tool which will support the ongoing development of CAT through the operation of an effective Board. Within this context the Board performance evaluation is intended as a tool to assist the Chairman in identifying areas where the Board requires further development.

The charts opposite detail how this process operated:

26 | Cambridge Antibody Technology Group plc | Annual Report 2004

“Competency in a range of inter-connected skills makes for better Directors”.

Paul Nicholson

Chairman

Board performance evaluation

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*	This year this process was facilitated by the Vice President Human Resources, in consultation with the Company Secretary. In future years an external third party may be used.

**	This year this process was facilitated by the Chairman of the Board. In future years an external third party may be used.

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Cambridge Antibody Technology Group plc | Annual Report 2004 | 27

CAT’s Board consists of seven Non-Executive Directors and three Executive Directors, each Director making an individual, specific contribution to CAT. When appointing a Director, the needs of the Company are carefully considered, ensuring that the Board retains its broad level of knowledge and experience. In addition, care is taken to ensure that the skills of the Non-Executive Directors complement those of the Executive Directors and Executive Group of senior managers.

[GRAPHIC]

1	Paul Nicholson MB BS FFPM (67)

Non-Executive Chairman

Chairman of Nominations Committee

[GRAPHIC]

2	Peter Chambré (49)

Chief Executive Officer

[GRAPHIC]

3	John Aston MA ACA (50)

Chief Financial Officer

[GRAPHIC]

4	David Glover

MA MB BChir MRCP FFPM (52)

Chief Medical Officer

Board of Directors

1	Paul Nicholson was appointed to the Board of CAT in February 1999 and became Chairman in February 2004. He is a qualified physician with extensive experience of the pharmaceutical industry. Immediately prior to joining the CAT Board he was Senior Vice President of Worldwide Development at SmithKline Beecham. Prior to this, he held senior positions at Monsanto, Hoechst and Sterling Winthrop. Paul serves as Board Director for a number of bioscience companies including Xantos AG, Biovex Ltd, Matrix Therapeutics Ltd, BioScience VCT plc and The Centre of Excellence for Life Sciences Limited. He is a Member of the Novartis Science Board.

2	Peter Chambré joined CAT as Chief Executive Officer in April 2002. Previously, Peter was Chief Operating Officer at Celera Genomics Group and, prior to this, held the position of CEO at Bespak PLC, the drug delivery group. Peter has considerable experience, both in the UK and the US, and led both Celera and Bespak in their development towards the biopharmaceutical market. Peter has also held positions at Bain & Company, the strategy consultancy, and Unilever PLC.

3	John Aston joined CAT as Finance Director in September 1996. Previously, John was a Director in corporate finance with J Henry Schroder & Co Ltd. He qualified as a chartered accountant with Price Waterhouse and worked at the British Technology Group.

4	David Glover joined the Company in November 1994 as Vice President Medical Development and was promoted to the Board in July 1997. David’s pharmaceutical industry experience began in 1984 when he joined Merck Sharp and Dohme as a Clinical Research Physician, rising to Director of Medical Affairs before moving to Schering-Plough Ltd as Medical Director. He has broad expertise in drug development, regulatory affairs, clinical research and medical marketing encompassing several therapeutic areas. Prior to 1984, he held a series of hospital positions in general medicine and cardiology including a clinical research fellowship at the University of Birmingham.

5	Uwe Bicker joined the Board of CAT in February 1999. He is Member of the Board of Trustees of the Aventis Foundation, Chairman of the Supervisory Board of Dade Behring Holding GmbH, and Member of the Board of the University of Marburg. Previously he was a board member of the Behringwerke AG, board member of HoechstMarionRoussel AG and a board member of Boehringer Mannheim GmbH. He is a qualified physician, holds doctorates in medicine and chemistry and is a professor at the University of Heidelberg.

28 | Cambridge Antibody Technology Group plc | Annual Report 2004

[GRAPHIC]

5	Professor Uwe Bicker MD PhD (59)

Non-Executive Director

Member of Audit Committee

Member of Remuneration Committee

[GRAPHIC]

6	Professor Sir Aaron Klug OM FRS ScD HonFRCP

HonFRCPath Nobel Laureate (1982) (78)

Non-Executive Director

Member of Scientific Advisory Board

[GRAPHIC]

7	Professor Christopher Marshall

MA DPhil FRS (55)

Non-Executive Director

[GRAPHIC]

8	Peter Ringrose MA PhD (59)

Non-Executive Director

Chairman of Scientific Advisory Board

Chairman of Remuneration Committee

[GRAPHIC]

9	Åke Stavling MSc (59)

Non-Executive Director

Chairman of Audit Committee

Member of Remuneration Committee

Member of Nominations Committee

[GRAPHIC]

10	John Stocker

AO MB BS BMedSc PhD FRACP (59)

Non-Executive Director

Member of Audit Committee

6	Sir Aaron Klug has been on the Board of CAT since the Company was founded in 1990. Prior to his retirement in 1996, he was Honorary Professor of Molecular Biology at the University of Cambridge and Director of the MRC Laboratory of Molecular Biology. Sir Aaron continues to lead an MRC research group on the regulation of gene expression. He is a Foreign Associate of the US National Academy of Science and was President of the Royal Society (1995-2000). He is a member of the Advisory Board of Sangamo Biosciences Inc., which is developing therapeutic proteins based on the zinc finger motif which he discovered, and which he showed could be engineered to produce proteins for regulating gene expression.

7	Christopher Marshall was appointed to the CAT Board in September 2004. Christopher is a specialist in cell signalling with extensive experience in cancer research. He is currently Chairman and Section Head of Cell and Molecular Biology at the Institute of Cancer Research and is a Director of Cancer Research, UK. He is Professor of Cell Biology at the University of London, serves on the Editorial Boards of seven publications and the Scientific Advisory Boards of Upstate Discovery and Domainex.

8	Peter Ringrose joined the Board of CAT in 2003. He is an eminent scientist and has successfully led research and development organisations at the pinnacle of the pharmaceutical industry. Most recently he was President of the Pharmaceutical Research Institute and Chief Scientific Officer at Bristol-Myers Squibb, responsible for the discovery, pre-clinical and clinical development of new pharmaceutical products worldwide. Previously Peter was responsible for worldwide discovery operations at Pfizer and was a Board member of Pfizer UK. Prior to this, he held positions at Sandoz Research Institute and Roche. Peter has served, and continues to serve, on a number of scientific and educational advisory committees. In particular, he is chair of the Biotechnology and Biological Sciences Research Council (BBSRC) and a member of the Board of Governors of the New York Academy of Sciences.

9	Åke Stavling joined the Board of CAT in 2003 and is currently CAT’s Senior Independent Director. He has extensive senior management experience covering finance and the pharmaceutical industry, most recently leading business development activities, including corporate strategy and M&A activity at AstraZeneca. Previously Åke was Chief Financial Officer of Astra and he has held senior financial positions at Ericsson and Atlas Copco.

10	John Stocker was appointed to the Board of CAT in March 1995. He is Chairman of the Sigma Company Ltd. and a Director of Telstra Corporation Ltd., Nufarm Ltd. and Circadian Technologies Pty. Ltd., all of which are listed on the Australian Stock Exchange. He was formerly Chief Scientist of Australia, Chief Executive of CSIRO Australia and Director of Pharmaceutical Research at Hoffmann-La Roche and Co in Basel.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 29

Operational management of the Company is the responsibility of the Executive Group, comprising the Executive Directors and the following members of the senior management team:

[GRAPHIC]

1	Nigel Burns BSc PhD

Senior Vice President Strategic Alliances

[GRAPHIC]

2	Catherine Connolly MA MCIPD

Vice President Human Resources

[GRAPHIC]

3	Alex Duncan MA PhD

Senior Vice President Discovery

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4	Richard Mason BSc MBBS MRCP MBA

Vice President Business Development

Senior Executives

1	Nigel Burns joined CAT in October 1997 as Vice President Pre-Clinical Development and was promoted to Senior Vice President in October 2000. During 2004 he assumed responsibility for the management of CAT’s proprietary discovery and development alliances. Previously, Nigel was with British Biotech where he headed the Process Technology Division and played a significant role in developing its biotechnology-based products. Prior to this, he held scholarships at the Central Drug Research Institute, Lucknow, India and at the Californian Institute of Technology.

2	Catherine Connolly joined CAT in 2003. Prior to joining CAT, Catherine held a number of HR positions at Simpay, Mediaedge:cia, KPMG and National Westminster Bank. Catherine has an MA in law from Trinity College, Dublin and a post-graduate Diploma in HR management from Southbank University.

3	Alex Duncan joined CAT in 1994. Prior to his appointment as Senior Vice President Drug Discovery,Alex led the development of the Company’s protein engineering capabilities. Before joining CAT, he was a Research Fellow at the University of California and, prior to that, a Lucille P Markey Visiting Fellow also at the University of California. In addition, he is an MRC graduate from the Laboratory of Molecular Biology in Cambridge.

4	Richard Mason joined CAT in 2001. Prior to his appointment as Vice President Business Development, Richard held the post of Director of Business Alliances. Previously, he gained an MBA from the University of Cambridge, after which he co-founded the health strategy consultancy, Cambridge Health Informatics. Richard graduated in Medicine from the Medical College of St. Bartholomew’s Hospital and subsequently worked for the NHS in internal medicine for five years.

30 | Cambridge Antibody Technology Group plc | Annual Report 2004

Scientific Advisory Board

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5	Diane Mellett LLB JD
General Counsel
Company Secretary

CAT’s Scientific Advisory Board (SAB) provides a forum for the exchange of experience between the Company and experts who have worked both in research and with patients. It provides expert opinion on research and clinical development activities, provides guidance on scientific direction and helps the Company to maintain a broader awareness of scientific activities and developments outside the Company. Many of the members have first-hand experience in the areas of therapeutic interest to CAT, further supporting the organisation as it becomes more product-focused. The SAB reports to the Board through its Chairman, Dr Peter Ringrose, and to the operational management of the Company through its Meetings Secretary, Dr Alex Duncan.

The members of the SAB are:

5	Diane Mellett joined CAT in October 1997. Prior to this, Diane was with a US law firm, Sonnenschein. Diane previously qualified as a solicitor in London in 1986 before moving to Sonnenschein in Chicago and then later returned to become a founding member of their UK office. She is also qualified as a US attorney admitted to the Illinois Bar.

Peter Ringrose MA PhD

Chairman of Scientific Advisory Board

Non-Executive Director of CAT

Alex Duncan MA PhD

Meetings Secretary

Senior Vice President Discovery, CAT

Professor John V Forrester

FRSE FmedSci FRCOphth FRCSE FRCPE

Professor Stephen T Holgate

BSc MDDSc FRCP FRCPath FIBiol FMedSci

MRC Clinical Professor of

Immunopharmacology, University

of Southampton

Professor Peng Tee Khaw

PhD FRCP FRCS FRCOphth FRCPath FMedSci

Professor of Ocular Healing and

Glaucoma, Moorfields Eye Hospital and

Institute of Ophthalmology, University College London

Professor Sir Aaron Klug OM

FRS ScD HonFRCP HonFRCPath Nobel Laureate (1982)

Non-Executive Director of CAT

Dr Gwyn Morgan BVSc PhD

MRCVS Consultant in Pathology and Toxicology

Professor Stephen O’Rahilly

FRS MD FRCP FRCPath FMedSci

Professor of Clinical Biochemistry and

Medicine, University of Cambridge, UK

Professor Sir Keith Peters

FRCP FRS FRCPath PMedSci

Regius Professor of Physic, University of Cambridge, UK

Cambridge Antibody Technology Group plc | Annual Report 2004 | 31

Our Responsibilities | Corporate Governance

The Combined Code

The Board is committed to the highest standards of corporate governance and is accountable to shareholders for the good governance of the affairs of the Group.

In accordance with the Listing Rules, CAT is required to comply with the FRC Code (the revised Combined Code) from 1 October 2004. Until that date, CAT is required to comply with the Hampel Code.

Set out below is a statement of how the principles of the Hampel Code and the revised Combined Code were applied. The statement of Directors’ responsibilities in preparing the accounts is set out on page 51 and the statement from the auditors on their reporting responsibilities is set out on page 50. The statement on going concern can be found on page 51.

The Board of Directors

“Since I became the Chairman, the Board has continued its focus on operating most effectively as a team, utilising the wide range of skills and experience represented in order to continue to deliver effective commercial, scientific and entrepreneurial leadership to the Company.” Paul Nicholson

Chairman of the Board

The Board of Directors currently consists of three Executive Directors and seven independent Non-Executive Directors. In February 2004, Peter Garland stood down as Chairman and at the same time retired from the Board. He was succeeded as Chairman by Paul Nicholson. Also during the year, Chris Marshall joined the Board as a Non-Executive Director. The biographies of all the Directors and an overview of how their performance during the year was appraised is set out on pages 26 to 29.

The Board is responsible to shareholders for providing entrepreneurial leadership within a framework of controls for managing risk and (inter alia) for:

•	setting the Group’s strategy (scientific and commercial);

•	maintaining the decision-making and policy framework in which this strategy is implemented;

•	ensuring that the necessary financial and human resources are in place to meet strategic objectives;

•	monitoring performance against key financial and non-financial indicators (including budgetary and working capital forecasts);

•	overseeing the system of risk management;

•	setting values and standards in governance matters;

•	approving annual, interim and quarterly financial statements; and

•	considering and approving major projects or other commitments of resources and any substantial transactions.

Consistent with best practice, the Board has compiled a full list of those matters and decisions which can only be approved by the Board. These include the approval of the annual operating plan, the monitoring of internal controls and the approval of major capital expenditure. The full list is periodically reviewed by the Board and can be obtained by request from the Company Secretary. Going forward it is intended that the full list will also be available on the Company’s website. Those matters which have not expressly been reserved for the Board have been delegated to the Chief Executive Officer.

The Board meets formally six times a year and there is frequent contact between meetings as is required to further the Group’s business. When there are major items of business to consider, the Board may meet more frequently or delegate defined responsibilities in relation to a certain project or decision to a specifically delegated Committee of the Board (as permitted under the Articles of Association of the Company). During the year, all the Directors were present either in person or by telephone for all of the formal meetings of the Board with the exception of Uwe Bicker who was absent for one meeting.

During the financial year ended 30 September 2004, six formal Board meetings were held. These were either held at the Company’s offices in Granta Park near Cambridge or in external facilities in London or Cambridge. Since all of the Company’s operations are based near Cambridge, these venues were considered to be appropriate to enable the Directors to form a reasonable overview of the Group’s current operations and where appropriate to interact with staff.

The roles of the Chairman and the Chief Executive Officer are respectively to run the Board and to take executive responsibility for running the Group’s business. Accordingly these offices are separate. As part of the business of each meeting of the Board, the Chief Executive Officer will typically provide the Board with an update on current business matters and the Chief Financial Officer will also report on the financial position of the Group. Typically other functional heads will also prepare reports for consideration by the Board as and when required or in relation to a particular issue which the Board is considering and may be invited to attend that part of a Board meeting during which their papers are under discussion. When considered appropriate, external speakers will also be invited to attend that part of the Board meeting which is relevant to the expertise or experience they are able to offer.

From time to time the Non-Executive Directors including the Chairman will meet in the absence of the Executive Directors and other members of the management team to consider matters of relevance to the running of the Board and the operation of the Company. The Non-Executive Directors have also met without the Chairman being present under the guidance of the Senior Independent Director to consider the performance of the Chairman.

All Directors bring independent judgement to bear on matters of strategy and accordingly resources and appropriate training are made available to Directors to assist them in the discharge of these duties. On joining the Board, new Directors are provided with comprehensive documentation detailing their obligations and duties as Directors. They will also typically attend facilitated one-to-one sessions with the Company’s external lawyers and where appropriate other advisers. To enable them to fulfil their duties, all Directors receive monthly reports on the current and prospective activities of the Group and all Directors have full and timely access to any other relevant information they may require. In reaching a decision the Board will typically weigh up the business benefits of a proposal, the extent to which it will advance the strategic objectives

32 | Cambridge Antibody Technology Group plc | Annual Report 2004

of the Group, any risks associated with the proposal and the likely impact of the proposal on any parties who will be affected. All Directors are encouraged to attend external training and/or to retain the currency of their skills by other means where this is considered appropriate and the Directors may, at the Group’s expense, seek independent legal advice on any matter relating to the discharge of their duties.

Board papers containing sufficient information to enable the Directors to form a balanced overview of any matters under discussion are prepared and distributed in advance of the meetings at which such matters will be discussed. All major items of business are debated by the Board and, where a consensus cannot be reached, the matter under discussion is either put to the vote or deferred until a later time. One issue which was identified by the Board Performance Evaluation (which took place during the 2004 financial year and further details of which are set out on pages 26 and 27) was whether or not refinements could be made to the current format of Board papers and the method by which they are distributed. This is currently under review.

All Directors have direct access to the services and advice of the Company Secretary who is responsible for ensuring that relevant procedures, rules and regulations are complied with. The Company Secretary is also responsible, on behalf of the Chairman, for ensuring that all Board and Committee meetings are properly conducted, that the Directors receive appropriate information prior to meetings to enable them to make an effective contribution, and to ensure that any governance requirements are considered and implemented. The appointment and removal of the Company Secretary is determined by the Board as a whole.

Although all Directors are equally accountable legally, the Non-Executive Directors have a particular responsibility to ensure that the actions proposed by the Executive Directors are critically and constructively examined and thoroughly debated. The Non-Executive Directors therefore fulfil a vital role in corporate accountability. The Board considers that all of the Non-Executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of independent judgement. The Board is however mindful that the length of time that Aaron Klug and John Stocker have served on the Board may cause some commentators to question their independence, particularly in light of the guidance contained in Code Provision A.3.1 of the Revised Combined Code. Notwithstanding this, the Board is firmly of the view that both are independent and able to add considerable value to the Company as Non-Executive Directors because of their standing in the scientific and business communities and because of the significant and challenging contributions that they have made and continue to make to the Company. Of note, the contributions of both individuals were highlighted during the Board Performance Evaluation which took place during the year. A description of this process is given on pages 26 and 27. In particular, this process highlighted that over time both individuals have a detailed understanding of the organisation and bring to the Board a historical perspective on the Company which might not otherwise be represented. Consequently, the Board does not believe that their independence or objectivity is compromised.

Åke Stavling is currently the Senior Independent Director, other than the Chairman, to whom any relevant concerns may be addressed.

When any Director is being considered for re-election, the Chairman in conjunction with the Nominations Committee will typically consult each of the other members of the Board individually in order to make an assessment of the contribution and effectiveness of the Director in question and then, in the absence of that Director, will ask the Board (comprising a majority of directors who satisfy the independence requirements of the NASDAQ marketplace rules) as a whole to make a decision as to whether or not a recommendation should be made to shareholders to support a resolution for re-election. As part of this process, consideration will be given as to the future needs of the Company, any views which shareholders may have articulated in relation to the performance and contribution of the Director who is up for re-election, any recommendations from the Board Performance Evaluation and, in the case of the Executive Directors, recent performance appraisals. For Non-Executive Directors who have served on the Board for a number of years, the Board will also consider whether there are any issues which might materially influence their objectivity and independence. Where the Chairman is being considered for re-election, the Senior Independent Director will take responsibility for canvassing the views of the other Directors and for chairing that part of the Board meeting at which this issue is being discussed, in the absence of the Chairman.

When considering the collective effectiveness of the Board, in addition to the Board Performance Evaluation which is described on pages 26 and 27, a thorough and critical review of previous major decisions will often be conducted and an assessment made as to what contribution such decisions may have made to advancing the overall objectives of the business. The outcome of such review is then integrated into the Board planning process in respect of future projects and/or decisions.

Board Committees

The remits and membership of all Board Committees is given in the text which follows in the tables below and overleaf:

Committee name	Chairman
Audit Committee	Åke Stavling,
Senior Independent Director

Remuneration Committee	Peter Ringrose,
Independent Non-Executive Director

Nominations Committee	Paul Nicholson,
Chairman of the Board

Scientific Advisory Board	Peter Ringrose,
Independent Non-Executive Director

Cambridge Antibody Technology Group plc | Annual Report 2004 | 33

Our Responsibilities | Corporate Governance cont.

Name	Independent	Audit Committee		Remuneration Committee		Nominations Committee	Scientific Advisory Board
Paul Nicholson	✓	x	(i)	x	(ii)	Chairman	x
Åke Stavling(iv)	✓	Chairman		✓		✓	x
Peter Ringrose	✓	x		Chairman		x	Chairman
Uwe Bicker	✓	✓		✓		x	x
Aaron Klug(iii)	✓	x		x		x	✓
John Stocker(iii)	✓	✓		x		x	x
Peter Chambré	x	x		x		✓	x

(i)	Resigned as member of the Audit Committee on assuming the role of Chairman of the Board.

(ii)	Resigned as Chairman of the Remuneration Committee on assuming the role as Chairman of the Board.

(iii)	The Board has determined that notwithstanding the period of time during which Aaron and John have served as Directors they are independent.

(iv)	Åke Stavling is the Senior Independent Director.

The Audit Committee

“During the 2003-4 financial year, the Audit Committee has considered the corporate governance framework in which the Company operated and, in conjunction with management, identified areas where the Company’s practices need to be further developed and codified in order to remain abreast of developments in legislation and accounting standards. As a result the Company has initiated a thorough process of documenting, and in some cases implementing, internal controls. This is in preparation for the attestation which will need to be made in respect of future reporting years in order to comply with sections 302 and 404 of the Sarbanes Oxley Act of 2002.”

Åke Stavling

Chairman of the Audit Committee

The Audit Committee consists of three Non-Executive Directors, Åke Stavling (Chairman), Uwe Bicker and John Stocker. Under its terms of reference, all Directors are, however, entitled to attend any meetings of the Committee. The Committee meets as appropriate (but not less than four times a year) to (amongst other things):

•	approve the appointment of external auditors and to monitor the relationship with them including the nature and scope of the audit and any matters arising;

•	review the Annual Report, the Interim Report and quarterly financial statements before submission to the Board, including consideration of the accounting policies adopted and any significant areas of judgement;

•	recommend to the Board whether audited financial statements should be included in the Company’s statutory reports and Annual Report filed with the Securities Exchange Commission on Form 20-F;

•	monitor compliance with statutory, Financial Services Authority and Securities Exchange Commission requirements for financial reporting;

•	review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting;

•	monitor the system of internal control maintained by the Group to safeguard shareholders’ investments and the Group’s assets; and

•	approve and monitor a code of ethics applicable to senior management and a ‘whistleblowing’ policy designed to enable the anonymous reporting by staff of any suspected financial impropriety, fraud or wrongdoing.

The Committee has the power to call for information from management and to consult directly with the external auditors or other advisors as it considers appropriate.

During the year, the Audit Committee met eight times. All members of the Audit Committee were present for these meetings either in person or by telephone, with the exception of Uwe Bicker who was absent for four meetings, in part due to personal circumstances.

Membership of the Committee is reviewed by the Board on the recommendation of the Nominations Committee on an annual basis and in determining membership consideration is given to the range of knowledge and experience of each member, any specific legal or regulatory requirements relating to the determination of ‘financial expertise’ and in particular the facility of each member with accounting principles and financial matters.

The Board has determined that Åke Stavling is the Committee’s financial expert. This was in part because of the financial and management experience he is able to offer to the Audit Committee; such experience has included senior financial positions at Astra AB where he was Chief Financial Officer and at AstraZeneca plc where he was Director, business development. The Board also felt that Åke had a strong track record as Chairman of the Committee and has been able to offer pertinent insights which have contributed to the effectiveness of the Audit Committee.

Given the length of time that John Stocker had served on the Board, particular attention was also paid to the question of whether or not he is able to continue to bring an independence and objectivity to the Audit Committee. In determining that John Stocker should continue to serve on the Audit Committee the Board was mindful of the insight into financial and internal control matters which he is able to bring from his experience of serving on the Boards of other companies. Such companies include Telstra Corporation Limited where John serves as a Director and Chairman of the Audit Committee and Sigma Company Limited where John acts as Chairman.

34 | Cambridge Antibody Technology Group plc | Annual Report 2004

In addition to the standing members of the Audit Committee and representatives from the external auditors, John Aston, Chief Financial Officer, Lizzie Dant, Financial Controller and Rowena Gardner, Director of Corporate Communications and Chairman of the Disclosure Committee, routinely attend and are invited to give presentations at meetings of the Audit Committee. Justin Hoskins, Assistant Company Secretary, served as Secretary to the Committee during the year. Also during the year representatives from Ernst & Young gave a presentation to the Audit Committee on the work they are doing in conjunction with management to implement a Sarbanes Oxley section 404 compliance programme in preparation for the attestation which will be required to be made in respect of the financial year ending 30 September 2005.

During the year the Audit Committee reviewed the quarterly financial statements of the Group, any significant areas of judgement in relation to the application of accounting treatments, the impact of international accounting standards, the work of the Business Risk Management Group and the work of the Policy Group. The Audit Committee also considered the need for an internal audit function. Management accounts and reports on treasury performance were made available to the Audit Committee. Going forward, it is likely that the Audit Committee will continue to consider these matters and in particular will focus on the likely impact of legislative, accounting and best practice developments as they evolve in order that the Group can remain abreast of such developments.

Under its terms of reference, provision is made for the Audit Committee to meet at least once a year with the external auditors in the absence of the Group’s executive management, although in practice the Committee meets with the auditors in the absence of management at all meetings at which the Group’s financial statements are being considered.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has established a policy of separating the provision of assurance services (primarily audit, reporting accountant and attestation work) from non-assurance services (such as tax or consulting work) under which the auditors may not be appointed to carry out any non-assurance work. This policy has been complied with throughout the year.

Risk management process

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The Audit Committee gives periodic consideration to the establishment of an internal audit function. Given the nature and scale of the activities of the Group, such a function is not currently considered necessary, although this is kept under close review.

To assist the Audit Committee in the fulfilment of its role in evaluating the framework of internal controls, the Business Risk Management Group (BRMG), comprising senior managers from across the organisation, has been established which reports to both the Audit Committee and to the Executive Group. The BRMG has developed an approach to the assessment of risk which ties in with the Group’s operating cycle. This is detailed in the diagram below. The BRMG has the dual function of reporting on the effectiveness of the current system of internal controls as well as identifying areas where this process requires further refinement.

A Sarbanes Oxley Disclosure Committee has also been established which reports to the Audit Committee on the adequacy of the Group’s disclosure controls prior to the filing of the Annual Report on form 20-F and the furnishing of quarterly financial statements on forms 6-K with the Securities Exchange Commission. Whilst the Disclosure Committee does not consider every disclosure made by the Company its membership is such that individuals on the Committee will typically be involved with the preparation of all news releases and will therefore be able to consider the concerns of the Committee in respect of disclosures not formally considered by the Committee.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 35

Our Responsibilities | Corporate Governance cont.

The Remuneration Committee

“The focus of the Remuneration Committee is to ensure that the Company’s remuneration strategy allows it to attract and retain senior executives of high calibre who are appropriately incentivised to contribute effectively to its continuing growth and success. During the year, continuing work has been undertaken by the Committee to refine the Group’s performance management framework.”

Peter Ringrose

Chairman of the Remuneration Committee

The Remuneration Committee consists of three Non-Executive Directors, Peter Ringrose (Chairman), Åke Stavling and Uwe Bicker. Peter Ringrose succeeded Paul Nicholson as Chairman of the Remuneration Committee when Paul assumed the role of Chairman of the Board. Under the terms of reference of the Committee, any Non-Executive Director is entitled to attend any meeting of the Committee.

Details of the other people who attended the Committee during the year and of the advisors to the Committee are given in the Remuneration Report on pages 42 to 49.

The Committee meets when required (as determined by its members) to (amongst other things):

•	make recommendations to the Board on the framework of the Group’s executive remuneration in accordance with current best practice;

•	determine the remuneration of the Group’s Executive Directors and other Executive Group members on behalf of the Board;

•	maintain an overview of the policy in relation to the remuneration and conditions of service of other senior staff; and

•	determine policy and practice in relation to equity participation schemes.

During the year, the Remuneration Committee met four times. All Committee members were present at these meetings either in person or by telephone with the exception of Uwe Bicker who was absent for two meetings in part due to personal circumstances.

Membership of the Committee is reviewed by the Nominations Committee and the Board on an annual basis and in so doing, consideration is given to the range of knowledge and experience of each member. Against this background, the Board felt that Peter Ringrose was the right candidate to succeed Paul Nicholson as Chairman of the Remuneration Committee. In particular, it was felt that the commercial experience he has gained enables him to appreciate the often complex and intricate interactions between performance and the remuneration practices and policies which need to be in place to underpin this performance within the context of a successful biopharmaceutical company. Moreover as one of its newer members, the Board felt that the fresh perspective he is able to bring to the role is of value.

The remuneration of the Non-Executive Directors is determined by the Board as a whole. No Director votes on his own remuneration. The Committee submits an Annual Report to the Board which in turn reports to the shareholders. The Remuneration Report is included on pages 42 to 49. On significant issues relating to remuneration matters, the Committee may from time to time seek the views of major shareholders and/or their representative groups before any proposals are submitted to general meeting for voting. For example, this was done prior to the 2003 AGM when a resolution was put to shareholders to adopt the Executive Incentive Plan and again prior to the 2004 AGM where an amendment relating to the limit contained in the rules of the Group’s share incentive arrangements relating to the issuance of shares was also put to shareholders.

In addition to the routine items of business which the Remuneration Committee considers, for example making recommendations to the Board on the grant of options or share awards, the Committee also actively seeks to remain abreast of evolving legislation and best practice. This was addressed in part during the year via a report and presentation given by the Committee’s retained advisors New Bridge Street Consultants detailing recent developments in corporate governance and trends in the remuneration practices of comparator companies. It is also addressed via papers and reports prepared by management.

The Nominations Committee

“Obtaining the optimal balance and composition of skills and experience on the Board is of vital importance to the continuing success of the business. The Nominations Committee therefore has a key role in formulating recommendations to the Board in relation to appointments and succession planning issues. This year, the Committee identified the need to recruit an additional Non-Executive Director with a strong scientific background. We were delighted to have identified those qualities in Chris Marshall who joined the Board in September.”

Paul Nicholson

Chairman of the Nominations Committee

The Nominations Committee assesses candidates of suitable knowledge, experience and calibre for consideration by the Board as potential Directors of the Company. However, candidates are considered by the full Board before appointment. The Committee also considers the need for succession planning at Board level and will make recommendations to the Board in relation to the reappointment of Directors who retire by rotation pursuant to the Company’s Articles of Association. In addition, the Committee makes recommendations to the Board relating to the membership of the Audit and Remuneration Committees.

The Committee consists of two Non-Executive Directors, Paul Nicholson (Chairman) and Åke Stavling, and the Chief Executive Officer, Peter Chambré. In addition to these members, Catherine Connolly, Vice President Human Resources, attended some meetings and provided advice to the Committee particularly in relation to the search and selection process. During the year, Diane Mellett, Company Secretary, served as Secretary to the Committee.

36 | Cambridge Antibody Technology Group plc | Annual Report 2004

During the year, there was one formal meeting of the Nominations Committee. All members of the Committee were present at this meeting either in person or by telephone.

Amongst the issues discussed by the Committee during the year was the appointment of Chris Marshall as a Non-Executive Director. The Board had determined that following the retirement of Peter Garland, it was appropriate to recruit an additional Non-Executive Director with strong credibility in the scientific community. Having drawn up a list of criteria for an initial screening of potential candidates, the Board worked with external search and selection agency Korn-Ferry International to compile a shortlist of candidates. Following an interview process in which the Chief Executive, the Chairman and the Vice President Human Resources were involved, certain candidates were then invited to meet with members of the Board.

Recommendations relating to the re-appointment of Directors retiring in accordance with the Company’s Articles of Association and the supporting rationale are given in the Notice of Annual General Meeting.

In general terms, when considering candidates for appointment as Directors of the Company, the Committee will typically work with the Board to draft a detailed job specification and candidate profile. In drafting this, consideration will be given to the existing experience and knowledge of Board members as well as the strategic and business objectives of the Group. Once a detailed specification has been agreed with the Board, the Committee will then work with an appropriate external search and selection agency to identify candidates of the appropriate calibre and with whom an initial candidate shortlist can be agreed. Shortlisted candidates will then be invited to interview with members of the Committee and, if recommended by the Committee, will be invited to meet the entire Board before any decision is taken relating to the appointment.

The Scientific Advisory Board

“......changes were made in order to further reflect the Company’s determination to align its organisation to the areas of therapeutic focus in which it is working.”

Peter Ringrose

Chairman of the Scientific Advisory Board

The role of the Scientific Advisory Board (SAB) is to assist the Group with the assessment of its existing research and development programmes and potential technologies, and the provision of scientific guidance both to executive management and directly to the Board. The SAB has not been delegated decision-making powers by either the Board or any element of the Group’s management and exists purely as an advisory committee. During the year, there were several changes to the composition of the SAB and a list of the current members is given on page 31. These changes were made in order to further reflect the Company’s determination to align its organisation to the areas of focus in which it is working. By appointing individuals who are able to contribute a broad range of expertise, both research-based and clinical, the Company gains access to guidance which helps to inform its scientific direction. At an operational level, an increasing number of the Company’s discovery and development staff are interacting with the SAB.

Two Non-Executive Directors sit on the SAB, one of whom, Peter Ringrose, is the SAB’s Chairman. Peter receives a fee, in addition to his basic director’s fee, for chairing the SAB but is not compensated on a time-spent basis or in respect of any services or advice he gives to the SAB other than as its Chairman. He is assisted in operational matters by Alex Duncan who serves as Meetings Secretary. It is intended that going forward, the SAB will meet four times a year. The SAB reports to the Board through Peter Ringrose.

The Executive Group

Other than those matters expressly reserved for the Board, operational decision making and the implementation of strategy is delegated to the Chief Executive Officer. He in turn delegates certain authorities to senior executives who collectively form the Executive Group. The Executive Group consists of Executive Directors and other senior executives whose biographies appear on pages 30 and 31. The Executive Group meets at least twelve times each year to oversee the operational management of the Company and to assist the Board in developing long term strategy.

Business strategy

A detailed report on the Group’s business strategy is given in the statement of the Chairman on page 14.

Internal control

The Board of Directors is responsible for identifying, evaluating and managing the significant risks faced by the Group. The Board is also responsible for ensuring that the Group maintains a sound system of internal controls to address those risks and, therefore, to safeguard shareholders’ investments and the Group’s assets.

The Board has established a formal and continuous process for identifying and evaluating the significant risks faced by the Group and the identification and evaluation of risk is an integral part of the Board’s planning process. The Board regularly reviews the effectiveness of the process of risk identification and evaluation. This process has been in place throughout the year as well as up to the date of approval of the Annual Report and financial statements. This process is in accordance with the guidance for directors published in the UK in September 1999.

The Board regularly reviews the effectiveness of the Group’s system of internal controls to manage risk. Monitoring internal controls includes scrutiny of reports prepared by management and in-depth review and follow up of any weakness identified. As part of this process the Audit Committee considers and reports to the Board on any matters arising from the work undertaken by the external auditors and undertakes a periodic review to consider the need to establish an internal audit function. Additionally, the Audit Committee is assisted by the Business Risk Management Group which, as a delegated committee of the Executive Group with a direct reporting line to both the Executive Group and the Audit Committee, has responsibility for identifying risks faced by the Group, making an assessment of how those risks might be managed, highlighting any weaknesses in existing controls and making recommendations for improvements in the management of risk where applicable. This process is illustrated by the diagram on page 35.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 37

Our Responsibilities | Corporate Governance cont.

The Board has undertaken a specific annual review to evaluate the effectiveness of the process of identifying and evaluating the effectiveness of internal controls to support a statement of compliance. The review covered all controls including financial, operational and risk management.

There are inherent limitations in any system of internal control. Internal controls can only manage and not eliminate the risk of a failure to achieve business objectives or of other losses. Internal controls can therefore provide only reasonable, and not absolute, assurance against material misstatement or loss.

Steps continue to be taken to embed internal control and risk management further into the operations of the business and to deal with areas of improvement which come to the attention of management and the Board in a timely manner. During the year, further progress has been made in this area in that the operational goals which management have been set do in part relate to activities which are designed to mitigate those key risks previously identified by the Business Risk Management Group and for which necessary financial and human resources have been made available.

Key features of the internal control system that operated throughout the period covered by the financial statements are as follows:

•	Composition of the Board and of senior management is aimed at providing an appropriate range of knowledge, skill and experience in scientific, medical and commercial matters. The Group has developed and continues to adapt and improve its organisational structure which includes clearly established responsibilities and lines of accountability. The management of the Group actively promotes the values of integrity and professionalism, and the maintenance of high ethical standards. The Group has adopted an ethics policy to which all staff are subject and periodically reviews and updates its other policies in line with its legal and ethical responsibilities and in an attempt to mitigate the effect of key risk areas. Key areas of risk are reviewed regularly by the Executive Group and the Board. The Group has also adopted a statement of values which was developed in conjunction with all staff. Demonstrating evidence of the Group’s values now forms an integral part of the appraisal process and is applicable to all staff members. It is also used as a basis for the recruitment and induction of staff.

•	The Group prepares detailed operating plans, budgets and working capital projections annually based on an evaluation of the Group’s long term objectives and the operational goals which have been established. Detailed reports covering all areas of operations are prepared monthly which include an analysis of variances to plan. The Board monitors the activities of the Group at a strategic level through reports on current activities and plans. Executive management regularly monitors financial and operational performance in detail and takes any necessary corrective action.

•	Detailed policies and procedures have been established covering all significant areas of the business. They feature documented approval subject to limits of authority. Any major expenditure or commitment of resources must be approved by the Board. Certain areas of the Group’s activities are subject to regulations, particularly those relating to pre-clinical and clinical development and testing. As compliance with such regulations is critical to the Group’s success, specific resources are devoted to ensuring that such regulations are complied with and to dealing with any matters arising from regulatory examinations.

•	The Group’s liquid resources are managed on a discretionary basis by a third party. Funds are placed with a variety of deposit-taking institutions and invested in money market instruments. The third party operates within strict limits set by the Board as to maturity, credit ratings and credit exposure to any single institution. Further detail is given in note 17 of the financial statements.

•	The Audit Committee reviews the operation and effectiveness of this framework on a regular basis.

Communication with stakeholders

A report on communications with the Group’s shareholders and other stakeholders is given within the Statement on Corporate & Social Responsibility on page 40.

Statement of compliance with the Combined Code

Throughout the financial year ended 30 September 2004 the Group complied in all respects with the Hampel Code on Corporate Governance effective for financial years beginning before 30 November 2003 and appended to the Listing Rules of the Financial Services Authority. During the same period it also complied with the Revised Combined Code.

The Board takes account of significant, social, environmental and ethical matters that relate to the Group’s business. Further details in relation to the Group’s position on such matters are set out in the Corporate & Social Responsibility section on pages 39 and 40.

Compliance with the BioIndustry Association (BIA) Code of Best Practice

The BIA, of which CAT is a member, adopted a code of best practice on 20 October 1999 (the BIA Code). The BIA Code includes principles and provisions relating to corporate governance matters, access to external advice, confidentiality, dealings in a company’s shares and standards of public announcements. The BIA Code is intended to operate by reference to the particular circumstances of bioscience companies in support of the Revised Combined Code (including the principles of good governance), Principles of Good Governance and Code of Best Practice. Throughout the financial year the Company has complied with the relevant provisions of the BIA Code.

38 | Cambridge Antibody Technology Group plc | Annual Report 2004

Our Responsibilities | Corporate & Social Responsibility (C&SR)

The Board is mindful of the guidelines produced by the Association of British Insurers entitled ‘Investing in Social Responsibility’ and the increase in attention being paid to C&SR issues by the investor and wider stakeholder communities. Moreover, the Board recognises the commercial and ethical imperative of developing and maintaining a culture of continuous improvement in C&SR issues, to the extent that such issues impinge on the activities of the Group, and accepts that over time the implementation of a system for measuring and reporting on key C&SR indicators may be appropriate.

Whilst no formal C&SR policy currently exists, the Board is confident that existing policies and practices provide a firm basis on which a comprehensive C&SR strategy can continue to be developed over time. The Board outlines below its position with regard to some areas related to C&SR:

Employment: policies, training and benefits

CAT is committed to providing equal opportunities and it is CAT’s policy to treat all employees, and applicants for employment, in the same way, regardless of age, gender, nationality, race, marital status, sexual orientation or disability.

CAT has in place a public interest disclosure policy whereby any alleged malpractice or impropriety can be reported by employees to a member of the Executive Group without fear of reprisal or prejudice, and a harassment policy for the protection of employees. CAT also has a range of policies to support legislation relating to maternal and paternal leave which go further than the current statutory position in the UK in terms of favouring the employee. CAT also has policies on compassionate leave and sabbatical leave.

People are fundamental to CAT’s future success and CAT therefore strives to provide an environment which attracts and retains the best staff. All staff are eligible for a number of benefits, including private healthcare, permanent health and life assurance and a personal pension plan into which the Company will generally contribute an amount equivalent to 10% of an employee’s basic salary. CAT also offers a Share Incentive Plan and will typically grant Share Options to staff on joining the Company and in recognition of good performance. In addition to these benefits, the services of an employee assistance programme are also retained. Under these arrangements, any staff member is able to access professional advisors in a variety of areas from bereavement counsellors or relationship counsellors to lawyers and qualified financial advisors. All calls to the helpline facility are anonymous and no fee is charged to the employee for any advice or services given. Additionally, the Company subsidises a sports and social club that organises a range of sporting and social events, and offers a subsidised cafeteria which is open to all employees.

In relation to all benefits which are currently offered, CAT provides (or arranges for the provision of) a variety of awareness opportunities so that staff are able to understand the operation and impact of these benefits.

The training and development of its staff is regarded as extremely important by CAT. CAT operates a comprehensive appraisal system which is aligned to the Company’s goals. Each member of staff has a personal development plan which seeks to ensure that skills are kept up to date and that skills which are identified as essential for the future are appropriately developed in line with business needs and personal career aspirations. In addition to this, CAT seeks to keep its employees informed on a range of subjects that may affect them, such as the Group’s performance and developments in the scientific and professional fields in which they operate, which it does through regular staff meetings, seminars and the provision of a well stocked and professionally managed information centre containing specialist journals and reference books. In order to strengthen and facilitate communication throughout the Company, an ‘employee forum’, constituted of a majority of elected staff representatives and some senior managers, has been established and is always consulted by management in relation to any major changes or potential changes which could affect staff.

At a strategic level, employment issues are the concern of Catherine Connolly, Vice President Human Resources, with accountability to the Board through the Chief Executive Officer, Peter Chambré.

Health and safety (H&S)

CAT considers H&S as integral to business success. CAT is committed to providing a safe environment for its employees and visitors, and aims to eliminate accidents and occupation-related ill-health by reducing hazards, providing appropriate instruction and training, and by identifying and managing potential risks. The main health and safety risks to the business include slips, trips and falls, ergonomics, fire, and hazardous substances (including biological, chemical and radiological).

The Board member with particular responsibility for matters of health and safety is the Chief Medical Officer, David Glover, although it is recognised that all members of the Board and senior management have a legal and ethical responsibility to promote best practice on all issues of H&S.

Since last year’s external audit and the appointment of a full time H&S professional in September 2003, significant improvements have been made to the management of health and safety. These include:

Policy and procedures: The policy statement has been reviewed and the revised version approved by the Executive Group. Thirty six procedures (including the laboratory code of practice) have also been developed to document the control of health and safety risks.

Staff consultation: The Company safety committee has been revitalised through a review of membership and provision of training. Staff consultation has been further improved by the appointment of laboratory safety representatives.

Training: A review of H&S training requirements has been undertaken and the provision of training is ongoing. Fire safety training has been a particular focus.

Hazardous substances: An intranet-based risk assessment database for hazardous substances has improved accessibility of risk information and process efficiency.

Proactive monitoring: A safety inspection regime has been implemented to ensure effective control of risks and promote continual improvement.

Reactive monitoring: Improved accident reporting mechanisms have been implemented, which it is believed have resulted in an increase in the number of minor accidents and ‘near misses’ reported. The main aim of reporting and investigating minor accidents and ‘near misses’ is to implement controls to minimise the potential for more serious accidents. CAT currently has a low incidence of major injury accidents (as compared with the Chemical Industry Average used by major pharmaceutical companies).

Cambridge Antibody Technology Group plc | Annual Report 2004 | 39

Our Responsibilities | Corporate and Social Responsibility (C&SR) cont.

	2002-3*	2003-4
Number of accidents reportable to the HSE	1	0
Lost time (working day or greater) accidents to CAT employees	2	0
Lost time (working day or greater) accidents to contractors	1	2

*	Records for 2002/2003 are potentially incomplete.

Future plans: A full review of risk assessments is the main focus for the forthcoming year. In addition the Company has set key performance indicators for 2004-5:

The environment

CAT is committed to playing its part in protecting the environment, for the benefit of its employees and the public at large. The Group seeks to minimise the environmental impact of its activities and strives to exceed the environmental regulations imposed by the Government wherever possible. The Group has an established environmental policy and applies this to all aspects of its operations. In particular, the Group has taken care to ensure that the design of all of its facilities reflects best practice in terms of building design and functionality. The Group is currently implementing systems to enable the measurement of certain environmental indicators, such as electricity usage, in order that areas for improvement can be identified, implemented and monitored. The senior manager with responsibility for these issues is Jon Green, Vice President of Operations, with accountability to the Board via the Chief Financial Officer, John Aston.

Community support

CAT endeavours to support the wider community in which it operates, providing open days for students considering careers in science or business and offering a number of places to industrial placement students. During the year the Company made charitable donations of £10,300 (2003: £530). The Board member with responsibility for community support is the Chief Executive Officer, Peter Chambré.

Political support

CAT did not support, or make any donations to, political parties in the year (2003: nil).

Stakeholder communication

CAT has a dedicated in-house corporate communications team responsible for ensuring the timely, consistent and comprehensive dissemination of information to the Company’s various stakeholders. This team is headed by Rowena Gardner, Director of Corporate Communications, with accountability to the Board via John Aston, Chief Financial Officer. The communications team also serves as a first point of contact for stakeholders wishing to contact the Company. CAT has established procedures to ensure that news announcements are widely distributed and, in particular, are sent to all those who have expressed an interest. Such procedures also incorporate controls to ensure that price sensitive information is not released until such time as it is made available to all shareholders. In addition, the Company has developed a website and has applied web-based technology, such as electronic proxy voting. The website is in the process of being restructured and updated and it is hoped that the new format website will be available in mid-2005.

The Board receives regular reports detailing any opinions or views articulated by the stakeholder community. When considered appropriate, efforts are made by members of the Board to enter into constructive dialogue with stakeholders and to take into account any areas of concern when making decisions. In particular, the Chief Executive Officer and Chief Financial Officer meet regularly with analysts and major shareholders in order to explain the Group’s business, to discuss any areas of concern and/or to understand their expectations.

During the year, the Chairman met with certain shareholders. The feedback from these meetings was reported to the Board.

During any meetings with shareholders care is taken to ensure that price sensitive information is not disclosed.

Shareholders are encouraged to attend the Group’s AGM where presentations are given relating to the Group’s business and strategy and where there is an opportunity to put questions to the Board and to meet with individual Directors.

A key audience for communications relating to the Group are the Group’s own employees. In recognition of this, efforts are made to keep staff aware of important issues through regular staff and team meetings and via the Group’s intranet site. The Group’s employee forum assists in communications with staff on key issues, and is instrumental in ensuring that members of management are made aware of the concerns of staff.

Business ethics

CAT has a written business ethics policy and strives to carry out its business in an ethical manner, treating its partners, clients, suppliers and other business contacts fairly and courteously.

CAT has also adopted a statement of values which was developed in conjunction with employees. These values form an integral part of the system of appraisals applicable to staff of all levels and are used as a basis for recruitment and the induction of new staff. They will also underpin any relationships with third parties whether they be partners, suppliers, licensees, regulators or the public.

Paul Nicholson

Chairman

21 November 2004

40 | Cambridge Antibody Technology Group plc | Annual Report 2004

Statutory Reports | Directors’ report

The Directors present their Annual Report on the affairs of the Group, together with the financial statements and auditors’ report, for the year ended 30 September 2004.

Principal activities

The principal activity of the Group continues to be research, development and exploitation of human therapeutic products in the field of molecular engineering. A review of current operations and expected future developments is given on pages 16 to 25.

Results and dividends

The review of developments, future prospects and R&D activities is set out in the operating and financial review. The Group’s loss for the year amounted to £38,126,000 (2003: £39,191,000 loss) and will be transferred to the profit and loss reserve. The Directors do not recommend the payment of a dividend.

Since the Group does not expect to become profitable for some years it is unlikely that a dividend will be paid in the near future.

Share capital

Details of movements in the authorised and called up share capital of the Company are set out in note 18 to the financial statements.

Supplier payment policy

The Group’s policy is to settle terms of payment with suppliers when agreeing the terms of each transaction to ensure that suppliers are made aware of and abide by the terms of payment. The Group’s trade creditors at the year end were equivalent to 13 days of purchases (2003: 20), based on an average over the year. The Company had no trade creditors (2003: nil).

Directors

The Directors, all of whom served during the year, are detailed on pages 28 and 29. Details of the Directors’ interests in, and options over the share capital of the Company as well as information relating to their service contracts, letters of appointment and the dates when they are required to submit themselves for election under the Articles of Association, are given in the Remuneration Report on pages 42 to 49.

Insurance

The Company maintains liability insurance for the Directors and Officers of the Company and its subsidiaries.

Substantial shareholdings

As at 21 November 2004 the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985 and/or pursuant to Rule 8 of the City Code of Takeovers and Mergers of the following interests in the ordinary share capital of the Company of 3% or more:

	Number of shares notified 17.11.2004		Number of shares notified 15.11.2003		Percentage of issued share capital as at 17.11.2004	Percentage of issued share capital as at 15.11.2003
Genzyme Corporation	4,607,982		4,607,982		11.21	11.28
Wellington Management Company LLP	3,847,815		3,002,500		9.36	7.35
OrbiMed Advisors LLC and Samuel D Islay(i)	3,010,300	(vi)	2,752,700		7.32	6.74
Deutsche Asset Management Ltd (UK)(ii)	2,917,406		2,917,406		7.10	7.14
The Goldman Sachs Group, Inc	1,632,709	(vi)	—	(iv)	3.97	—
Legal and General Investment Management(iii)	1,584,689		1,584,689		3.85	3.87
Accipiter Capital Management, LLC	1,260,383		—	(iv)	3.07	—
Human Genome Sciences	—	(v)	1,670,000		—	3.37

(i)	Includes separate notification by Finsbury Pharmaceutical Trust Plc.

(ii)	Notified under rule 8 of the City Code on Takeovers and Mergers.

(iii)	Included interests of associated funds or funds managed.

(iv)	No interest notified.

(v)	No longer has a notifiable interest.

(vi)	This figure includes American Depositary Receipts.

US shareholdings

Taking into account shares held in the form of American Depositary Receipts, the Directors estimate that approximately 49.88% of the issued share capital of the Company is held by or on behalf of US shareholders.

Litigation

A full report on the litigation in which the Group is currently involved is given in note 27 to the financial statements.

Annual General Meeting

Notice of the Annual General Meeting and explanatory notes are given in a separate notice to shareholders.

Auditors

During the year, Deloitte & Touche LLP served as the Group’s auditors. The Directors will place a resolution before the Annual General Meeting to reappoint Deloitte & Touche LLP as auditors for the forthcoming year.

By order of the Board

Diane Mellett

Company Secretary

21 November 2004

Cambridge Antibody Technology Group plc | Annual Report 2004 | 41

Statutory Reports | Report on Directors’ remuneration

Information not subject to audit

The Remuneration Committee and its advisors

The role and membership of the Remuneration Committee is set out on page 36.

In September 2002, the Remuneration Committee appointed New Bridge Street Consultants LLP, a leading firm of executive remuneration consultants with substantial expertise in the biotechnology sector, to assist the Group in refining its strategy on rewarding and compensating its senior executives and in so doing to have regard for market comparability and the remuneration policies of the Group’s peers and competitors. New Bridge Street advised the committee during the 2003-4 financial year, particularly in relation to the continued implementation of the Group’s remuneration strategy and the provision of relevant market information.

In addition to New Bridge Street, the Chief Financial Officer, John Aston, and the Vice President Human Resources, Catherine Connolly, provided information which materially assisted the Committee in the consideration of remuneration matters primarily through the provision of market data on salaries and executive compensation and technical advice relating to the various share incentive schemes which the Group operates. The Group’s Chief Executive Officer, Peter Chambré, also attended meetings of the Committee and was invited to make comments on proposals, except those directly concerning his own remuneration. During the year Justin Hoskins, the Assistant Company Secretary, served as Secretary to the Committee.

Executive Directors

Remuneration policy and practice The objective of the Group’s remuneration policy remains to develop remuneration packages which enable the Group to attract and retain Executive Directors and senior management of the necessary calibre to run the Group successfully whilst avoiding remuneration packages which are excessive. Such packages include incentives designed to motivate individuals to perform at the highest level and to advance the interests of shareholders both in the short and longer term by the achievement of the strategic and operational objectives of the Group.

Within this context, the remuneration strategy for the Group going forward remains to set fixed pay (salary, benefits in kind and pensions) at around median levels relative to UK listed companies in the biopharmaceutical sector and to provide upper quartile opportunities for variable pay if appropriately stretching performance targets are achieved. It is intended that, for senior executives, variable pay will primarily be delivered by means of a combination of the Executive Incentive Plan, the Share Incentive Plan and annual performance-related remuneration payments. The Company Share Option Plan and the Share Incentive Plan will continue to be operated for the majority of staff who are below the most senior management grades.

Fixed pay

Basic salary Executive salaries are reviewed annually by the Committee and any increase has effect from 1 January in each year. In determining basic salary, externally benchmarked market data for comparable companies are used. Account is also taken of the individual performance of each executive against objectives set by the Committee as well as the pay and conditions of all employees. Such objectives link to the operational goals which the Board have established.

Benefits These principally comprise private medical insurance which is payable or reimbursed to a maximum of £323.00 per annum and access to an employee assistance programme the cost of which is £22 per annum per employee. The other benefits which the Executive Directors received during the year are given in the table below. The Company does not offer a car allowance. When senior staff are recruited they will typically be offered financial assistance to help meet the cost of relocation to within the vicinity of the Group’s offices, where this is considered necessary.

	Group life assurance £	Unapproved life assurance £	Group income protection £
Peter Chambré	182	2,361	2,832
John Aston	182	815	1,451
David Glover	182	916	1,400

Totals	546	4,092	5,683

Pensions During the year the Group contributed 10% of basic salary to a group personal pension scheme in the name of each Executive Director with the exception of Peter Chambré for whom the equivalent to 10% of salary was paid for him to contribute into a retirement annuity contract in which he was participating prior to joining the Group. Directors may at their discretion make additional voluntary contributions up to limits defined by the Inland Revenue.

Variable pay

Executive Incentive Plan (EIP) During the year, awards were made under both the Matching and Restricted elements of the EIP to the most senior members of the management team. Details of grants for Executive Directors are given in the table on page 48. The level and extent of such awards was determined by the Committee within parameters set out in the rules of the scheme, any general restrictions applicable at the time of grant relating to the issuance of shares under the incentive schemes which the Group operates and, in the case of Restricted Awards, the performance of the executive in his or her job based on the outcome of an objective appraisal process.

42 | Cambridge Antibody Technology Group plc | Annual Report 2004

The operation of the EIP is supervised by the Committee. Under the rules of the EIP awards can be granted in broadly two different ways:

(i) to deliver shares (Restricted Shares) to a participant after three years, subject to meeting a pre-specified performance target; and

(ii) as a co-investment scheme whereby an investment made by a participant, on the London Stock Exchange, from personal funds (Invested Shares), for example through a reinvestment of part of an annual bonus, is matched with free shares (Matching Shares). These Matching Shares would be subject to continued employment for not less than three years and the meeting of a pre-specified performance target.

An award consists of the right to acquire shares in the Company for payment equal to a nominal sum. In respect of rights to subscribe for shares this sum is the par value of the Company’s shares (10p per share). Awards are neither transferable nor pensionable.

No awards may be granted over shares in any financial year whose value is greater than one times an employee’s annual rate of salary for Restricted Awards and 45% of salary for Matching Shares.

Where the EIP is operated in the same financial year as the Company Share Option Plan the aggregate value of shares over which options and Restricted Awards can be made in any one financial year to an individual is two times his annual salary.

An award will normally vest no earlier than the third anniversary of its grant to the extent that the applicable performance condition (see below) has been satisfied, the participant is still employed by the Group and, if operated as a co-investment scheme, the Invested Shares have been retained. It will then remain capable of exercise for a period of three years. The conditions are not contained within the Plan rules, but will be set by the Committee at each grant of awards under the Plan. However, the Committee has resolved that, for the time being, the conditions summarised below will apply to awards.

Restricted Awards The applicable performance condition is one based on the Company’s relative Total Shareholder Return (ie, growth in share price plus dividends reinvested). Performance will be measured over the three years starting 1 April or 1 October before each grant takes place. The Restricted Awards will vest in respect of 25% of the shares for performance equal to the Total Shareholder Return on the FTSE All Share Index rising on a straight line basis to 100% vesting for 33% outperformance over the three year period. If the performance condition is not satisfied after the first three years, the Restricted Award will lapse; there will be no opportunity for retesting. For information, a table detailing the Company’s relative Total Shareholder Return to date is shown on page 44.

Alternative, but broadly no less demanding, conditions may be set for below Board level executives if the Committee feels that these would be a more appropriate way of motivating selected executives (eg, achieving regulatory approval for certain drugs or achieving revenue targets). In respect of grants which have been made to date however, only the performance condition described above has been used.

Matching Awards The performance condition will be based on the Company’s Total Shareholder Return as compared with selected UK listed Biotechnology/Pharmaceutical companies (but with current market values of at least approximately £50 million) over a three, four or five year period. The current peer group is Acambis, Antisoma, Ark Therapeutics, AstraZeneca, Axis Shield, Galen Holdings, GlaxoSmithKline, Goldshield Group, Oxford Biomedica, Phytopharm, Shire Pharmaceuticals, Skye Pharma and Xenova. Matching Awards will be a multiple of the number of Invested Shares which are acquired (up to 15% of an executive’s salary each year) based on performance as follows:

Performance ranking after three years	Rates of Matching Awards to Invested Shares
Upper quartile	2:1
Between median and upper quartile	Pro rata between 0.25:1 and 2:1
Median	0.25:1
Below median	zero

If an executive wishes to keep his shares as Invested Shares for a further year then the ratio could rise (but could not fall) by 25% for upper quartile performance over the four years, reducing on a pro rata basis to an extra 6.25% for median performance. If an executive then wishes to keep his vested shares as Invested Shares for a final year then the ratio could rise (but could not fall) by a further 20% for upper quartile performance over the full five years, reducing on a pro rata basis to an extra 5% for median performance. The maximum level of match would therefore be 3:1 for upper quartile performance over three, four and five years for an investment of up to 15% of an executive’s salary.

Options Options may be granted if considered appropriate. During the year no Executive Directors received options. Details of options previously granted to Executive Directors are given in the table on page 48.

The Company Share Option Plan (CSOP) was approved and came in to operation in 1997 and consists of two parts. The CSOP part A is Inland Revenue approved and the CSOP Part B is unapproved. All employees of the Group are eligible for the grant of options under both parts of the CSOP. Options granted under part A are subject to limits set by the Inland Revenue and any balance is granted under part B.

The total of shares under option to each participant is subject to limits and the exercise of options is subject to the attainment of objective performance criteria which are determined by the Committee, except in a limited number of circumstances such as redundancy where options will automatically vest.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 43

Statutory Reports | Report on Directors’ remuneration cont.

Under the CSOP rules, individuals may be granted options over shares with a value of up to two times basic salary (excluding bonuses) in any financial year. Where the CSOP is operated in the same financial year as the EIP any awards of Restricted Shares under the EIP will count against this overall two times limit although awards of Matching Shares under the EIP will not. One or more objective performance conditions is applied to all options granted under the scheme to determine whether they will become exercisable. These performance conditions are determined by the Committee.

For option grants of up to 1.5 times basic salary, the Remuneration Committee has previously determined that options will become exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company averaged over a specified period must exceed the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversaries of the date of grant. During the year, the Committee reviewed this condition for option grants of up to 1.5 times basic salary and determined that for options granted on or after November 2004 this condition will only be tested on the third anniversary of grant and if it has not vested on that occasion again on the fourth anniversary of grant and that thereafter if the option has not vested that it will automatically lapse.

For option grants in excess of 1.5 times basic salary the number of options which will become exercisable is determined on a linear sliding scale based on the extent to which the Total Shareholder Return (TSR) for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example if CAT’s TSR in the relevant period exceeded the TSR for the FTSE All Share Index by 33% all options in excess of 1.5 times salary would become exercisable. Conversely, if the TSR in the relevant period did not exceed the TSR for the FTSE All Share Index at all, then no options in excess of 1.5 times basis salary would become exercisable. For information, a table detailing the Company’s relative Total Shareholder Return to date is shown opposite.

For all option grants, the figure which is used for CAT’s share price in determining whether options have become exercisable is the closing price of a share as derived from the London Stock Exchange Daily Official List averaged over a period of 20 consecutive business days. This reduces the possibility of options becoming exercisable when there is a short term fluctuation in the share price.

Performance graph The graph which follows shows the percentage change in total shareholder return from 30 September 1999 against the corresponding change in a hypothetical holding in shares in the FTSE All Share Index.

Total Shareholder Return over five years

[GRAPHIC]

This graph shows the value, by 30 September 2004, of £100 invested in Cambridge Antibody Technology Group on 30 September 1999 compared with the value of £100 invested in the FTSE All Share Index. The graph shows daily movements in these values over the period.

[GRAPHIC]

This graph shows the value, by 30 September 2004, of £100 invested in Cambridge Antibody Technology Group on 30 September 1999 compared with the value of £100 invested in the FTSE All Share Index. The graph shows annual movements in these shares over the period.

Share Incentive Plan The Company has established an Inland Revenue approved Share Incentive Plan (SIP) which complies with Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. The SIP has four elements: Free shares, Partnership shares, Matching shares and Dividend shares. The Company does not operate the Dividend share element of the scheme. Free shares can be appropriated to employees with a maximum market value of £3,000 per employee per year. The shares are offered on similar terms to all eligible employees and include a performance-related element. All of CAT’s employees and Executive Directors employed on 1 April in the relevant financial year are eligible for the award of Free shares. Partnership shares may be purchased by employees out of their pre-tax salary up to £1,500 (or 10% of salary if lower) per year. Where employees purchase Partnership shares they can be awarded additional Free shares on a matching basis. Under the rules of the SIP the Directors are given discretion to determine the ratio of Partnership shares to Matching shares. The ratio is currently 1:1. Free shares and Matching shares are forfeited if the participant leaves the Group within 12 months of the date of grant other than in certain specified circumstances. The Board has the discretion to amend this ratio if it so determines.

On 21 November 2003, 70,336 Free shares were awarded in aggregate to each of 251 eligible employees. On 12 December 2003, 33,218 Partnership and 33,218 Matching shares were allocated in aggregate to 149 eligible employees under the SIP.

44 | Cambridge Antibody Technology Group plc | Annual Report 2004

Share usage Under amendments which were approved by shareholders in February 2004, however, the Company may issue shares under all of its share incentive schemes to an overall limit of 1.75% of the issued share capital in any one financial year which limit may be increased by an additional 0.5% where share usage relates to recruitment. This additional limit may only be utilised at the discretion of the Remuneration Committee. These annual authorities will expire at the earliest of the Company’s AGM in 2009 or May 2009. In the financial year ended 30 September 2004, the Company utilised 1.8% against this annual limit. The Group has a policy that over the medium to long term it will aim to restrict the issuance of shares under all of its share incentive schemes to 10% of the issued share capital over a rolling ten year period. As at 21 November 2004 the Group had utilised approximately 6.76% against this limit.

Performance-related remuneration The Group operates a discretionary performance-related remuneration scheme for all senior management, including the Executive Directors. Payments of performance-related remuneration are based on the attainment of specific performance criteria which are directly related to defined operational goals which have been approved by the Committee. Those criteria are intended to be stretching and are structured so as to encourage and reward high levels of achievement consistent with the interests of shareholders and the long term objectives of the Group. For the current year the operational goals against which performance-related payments will be assessed are identical for all Executive Directors and other members of the Executive Group. This is designed to encourage executives at this level to work effectively as a team and to support one another in the development of the business against goals which have been set by the Board. Other elements of variable pay such as awards under the EIP will typically be based on individual performance. Performance-related remuneration is payable to a maximum of 45% of basic salary in the case of all Executive Directors, with the exception of Peter Chambré who is eligible for a bonus payment of up to 50% of basic salary.

Non-Executive Directors

Fees payable to Non-Executive Directors are determined by the Board. However, individual Non-Executive Directors do not vote on their own fees. All the Non-Executive Directors have irrevocably committed to exercise the right given under their appointment letters to take 25% of their remuneration in Company shares. During the financial year ended 30 September 2004 the Board resolved that basic fees payable to Non-Executive Directors should increase to £25,000 and for the Chairman should increase to £60,000 to reflect the time which they are expected to commit to the Group and in line with fees payable to Non-Executive Directors in other comparable companies. The decision to increase these fees was made with reference to published external market data. In addition to these basic fees payable to each Non-Executive Director, the Board has also resolved to make an additional annual payment of £6,000 per annum for the Chairman of each of the Remuneration, Audit and Scientific Advisory Board Committees. These changes had effect from 1 April 2004. No additional fees are paid to Non-Executive Directors for attendance at or service on any Board Committees with the exception of Aaron Klug who has received and/or is due to receive a total of £7,000 for his services to the Scientific Advisory Board and no other fees were paid to any Non-Executive Director in respect of any other service provided to the Company.

The market value of the shares which will be issued to each of the Non-Executive Directors in lieu of 25% of their basic fees is set out in the table below.

Non-Executive Director	Market value of shares to be issued in lieu of 25% of annual fee(v)
Paul Nicholson(i)	£11,988
Åke Stavling(iii)	£6,106
Uwe Bicker(ii)	£6,106
Aaron Klug(iv)	£6,106
Peter Ringrose(iii)	£6,106
Christopher Marshall(v)	£120
John Stocker(ii)	£6,106

Notes

(i)	This figure is based on 25% of four months’ fees at £23,850, 25% of eight months’ fees of £60,000 and does not include any fees payable in relation to the two months’ during which he served as Chairman of the Remuneration Committee.

(ii)	This figure is based on six months’ fees at £23,850 and six months’ of fees at £25,000.

(iii)	This figure is based on six months’ fees at £23,850 and six months’ of fees at £25,000 and does not include fees paid in relation to service as Chairman of any of the Board committees.

(iv)	This figure is based on six months’ fees at £23,850 and six months’ of fees at £25,000 and does not include fees paid in relation to services provided to the Scientific Advisory Board.

(v)	This figure is based on seven days of fees at £25,000.

None of the Company’s Non-Executive Directors participate in the Group’s share incentive schemes or pension arrangements.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 45

Statutory Reports | Report on Directors’ remuneration cont.

Service contracts

The service contracts and letters of appointment of the Directors include the following terms:

	Effective date of contract	Notice period		Next date for re-election under the Articles of Association
Non-Executive
Paul Nicholson	7 Feb 2003	6 months	*	2006
Åke Stavling	7 Feb 2003	3 months	*	2006
Uwe Bicker	7 Feb 2003	3 months	*	2006
Aaron Klug	30 Jan 2004	3 months	*	2005
Christopher Marshall	24 Sept 2004	3 months	*	2005
Peter Ringrose	30 Jan 2004	3 months	*	2007
John Stocker	7 Feb 2003	3 months	*	2006

Executive
Peter Chambré	8 Apr 2002	12 months		2006
John Aston	1 Oct 2001	12 months		2007
David Glover	1 Oct 2001	12 months		2007

Other Directors who served during the year

Peter Garland	N/A†	3 months		N/A

*	Terminable either way.

†	Retired from the Board on 30 January 2004.

None of the Non-Executive Directors have service agreements. Each of the Non-Executive Directors have signed letters of appointment pursuant to which they are appointed until such time as they may be required under the Company’s Articles of Association to retire by rotation or in such other circumstances under which they may be required by the Articles of Association to stand down as a Director. The appointment of each Non-Executive Director is terminable by either party with three months’ written notice, with the exception of the Chairman whose appointment is terminable by either party with six months’ written notice.

The service contracts for the Executive Directors are terminable by either party with 12 months’ written notice. These service contracts do not currently contain a clause for liquidated damages, although the question of whether or not it should is kept under review by the Remuneration Committee.

Under the Articles of Association all Directors appointed by the Board must present themselves for re-election at the first Annual General Meeting following their appointment and all Directors must submit themselves for re-election at least once every three years or more often if the Articles of Association of the Company so require.

None of the Executive Directors served as Non-Executive Directors elsewhere, with the exception of John Aston who is a Director of Grafham Water Sailing Club Limited, a post for which he receives no remuneration, and David Glover, who is a Director of Balaton Place Management Company Limited, also a post for which he receives no remuneration.

Directors’ shareholdings

The Directors who held office during the year had the following beneficial interests in the shares of the Company at 30 September 2004:

	Ordinary shares 2004 Number	Ordinary shares 2003 Number
Peter Garland(i)	37,004	40,017
Paul Nicholson(ii)	7,093	5,764
Åke Stavling(ii)	1,107	Nil
Uwe Bicker(ii)	4,810	3,481
Aaron Klug(ii)	30,279	28,950
Christopher Marshall(ii)	Nil	Nil
Peter Ringrose(ii)	1,927	Nil
John Stocker(ii)	80,951	79,622
Peter Chambré(ii)	21,622	9,529
John Aston(ii)	38,715	35,689
David Glover(ii)	13,512	11,529

(i)	Beneficial interest in shares as on 7 June 2004. Peter Garland no longer has an obligation to notify the Company of his beneficial interest in shares.

(ii)	The interests have remained unchanged since the financial year end.

46 | Cambridge Antibody Technology Group plc | Annual Report 2004

Information subject to audit

Directors’ emoluments

The emoluments of the Directors who served during the year were as follows:

	Fees/basic salary £’000	Taxable benefits £’000	Performance related remuneration £’000	Total 2004 £’000	Total 2003 £’000	Pension contributions 2004 £’000	Pension contributions 2003 £’000
Non-Executive Directors
Peter Garland(i)	17.7	0.2	—	17.9	52.3	—	—
Paul Nicholson	49.2	1.4	—	50.6	26.2	—	—
Åke Stavling	29.4	0.3	—	29.7	19.7	—	—
Uwe Bicker	24.4	—	—	24.4	23.0	—	—
Jim Foght(v)	—	—	—	—	7.8	—	—
Aaron Klug	24.4	—	—	24.4	23.1	—	—
Christopher Marshall(ii)	0.5	—	—	0.5	—	—	—
Peter Ringrose	33.1	0.7	—	33.8	18.5	—	—
John Stocker	24.4	—	—	24.4	32.3	—	—

Executive Directors
Peter Chambré(iii)	384.3	0.3	104.4	489.0	504.6	—	—
John Aston	171.5	0.3	41.0	212.8	205.7	17.2	16.4
David Glover	165.4	0.3	42.0	207.7	207.1	16.5	15.9
Kevin Johnson(iv)	—	—	—	—	127.9	—	11.1

Aggregate emoluments	924.3	3.5	187.4	1,115.2	—	33.7	—

2003 Total	1,000.1	6.3	241.8	—	1,248.2	—	43.4

Notes

(i)	Resigned as a Director 30 January 2004.

(ii)	Appointed a Director 24 September 2004.

(iii)	Included within Peter Chambré’s salary are payments made to him during the year of £34,940 (2003: £33,475) for him to contribute to his retirement annuity contract.

(iv)	Kevin Johnson received a payment in lieu of notice of £221,000 in addition to the emoluments shown above. This payment consisted of £160,000 in lieu of notice to which he was contractually entitled under his service contract, a redundancy payment of £42,944 and £17,423 to compensate for loss of pension contributions and loss of access to the Group’s income protection scheme in lieu of notice.

(v)	Resigned as a Director 7 February 2003.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 47

Statutory Reports | Report on Directors’ remuneration cont.

Directors’ share options

Director		At 1 October 2003	Granted Number	Exercised Number	Lapsed Number	At 30 September 2004 Number	Exercise price £	Earliest date exercisable	Latest date exercisable
Peter Chambré	(i)	45,013	—	—	—	45,013	10.83	23/05/05	22/05/12
	(ii)	15,005	—	—	—	15,005	10.83	23/05/05	22/05/12
	(i)	110,217	—	—	—	110,217	4.60	23/05/06	22/05/13
	(i)	36,739	—	—	—	36,739	4.60	23/05/06	22/05/13

John Aston	(i)	9,000	—	—	—	9,000	5.00	19/12/00	18/12/04
	(i)	9,964	—	—	—	9,964	2.42	27/11/01	26/11/05
	(i)	55,019	—	—	—	55,019	2.87	03/12/02	02/12/06
	(i)	13,489	—	—	—	13,489	17.04	03/12/04	03/12/08
	(i)	672	—	—	—	672	5.13	22/11/05	21/11/12
	(ii)	6,907	—	—	—	6,907	5.13	22/11/05	21/11/12

David Glover	(i)	15,000	—	—	—	15,000	5.00	19/12/00	18/12/04
	(i)	29,964	—	—	—	29,964	2.42	27/11/01	26/11/05
	(i)	55,019	—	—	—	55,019	2.87	03/12/02	02/12/06
	(i)	13,260	—	—	—	13,260	17.04	03/12/04	03/12/08
	(i)	661	—	—	—	661	5.13	22/11/05	21/11/12
	(ii)	6,790	—	—	—	6,790	5.13	22/11/05	21/11/12

Kevin Johnson	(iii)	15,000	—	—	15,000	—	5.00	19/12/00	18/06/04
	(iii)	28,324	—	28,324	—	—	2.42	27/11/01	18/06/04
	(iii)	55,019	—	55,019	—	—	2.87	03/12/02	18/06/04
	(iii)	13,260	—	—	—	13,260	17.04	19/06/03	03/06/05
	(iii)	7,451	—	—	—	7,451	5.13	19/06/03	21/05/06

Totals		541,773	—	83,343	15,000	443,430	—	—	—

Notes

(i)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return for the FTSE All Share Index. The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant.

(ii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the Total Shareholder Return (‘TSR’) for the Company exceeds the percentage increase in TSR for the FTSE All Share Index by an amount of between 0% and 33%.

(iii)	Kevin Johnson was made redundant on 19 June 2003. Under the Rules of the CSOP, in circumstances of redundancy any relevant performance condition applicable at the time of grant ceases to apply in determining whether the option has vested.

Exercise of options	Date of exercise	Market price on exercise	Gain on exercise £’000
Kevin Johnson	12 March 2004	£4.80	67.4
Kevin Johnson	12 March 2004	£4.80	106.2

48 | Cambridge Antibody Technology Group plc | Annual Report 2004

Directors’ awards under Executive Incentive Plan

Restricted Awards

Director		At 1 October 2003	Number of shares over which award granted	Exercised Number	Lapsed Number	At 30 September 2004 Maximum Number	Exercise price £	Earliest date exercisable	Latest date exercisable	Extent to which award will vest in median to upper quartile range %
Peter
Chambré	(i)	—	46,388	—	—	46,388	0.10	20/02/07	19/02/10	25-100
John Aston	(i)	—	34,152	—	—	34,152	0.10	20/02/07	19/02/10	25-100
David Glover	(i)	—	18,300	—	—	18,300	0.10	20/02/07	19/02/10	25-100

Totals		—	98,840	—	—	98,840

(i)	The applicable performance condition is described under the heading Executive Incentive Plan on pages 42 to 43 of the Remuneration Report.

Matching Awards

Director		At 1 October 2003	Number of invested shares purchased against which Matching Award could be made	Exercised Number	Lapsed Number	At 30 September 2004 Number	Exercise price £	Earliest date exercisable	Latest date exercisable	Extent to which award will vest in median to upper quartile range after three years %	Extent to which award will vest in median to upper quartile range after four years %(ii)	Extent to which award will vest in median to upper quartile range after five years %(ii)
Peter Chambré	(i)	—	11,153	—	—	11,153	0.10	20/02/07	19/02/10	25-200	213-250	260-300
John Aston	(i)	—	2,086	—	—	2,086	0.10	20/02/07	19/02/10	25-200	213-250	260-300
David Glover	(i)	—	1,043	—	—	1,043	0.10	20/02/07	19/02/10	25-200	213-250	260-300

Totals		—	14,282	—	—	14,282

(i)	The applicable performance condition is described under the heading Executive Incentive Plan on pages 42 to 43 of the Remuneration Report.

(ii)	Assumes that award vests at upper quartile level on the third anniversary of the grant of the award.

(iii)	Assumes that award vests at upper quartile level on the fourth anniversary of the grant of the award.

The closing market price of the ordinary shares in the Company at 30 September 2004 was £6.24 and the range during the year was £4.25 to £6.24.

Highest paid Director

Peter Chambré was the highest paid Director. His aggregate remuneration comprised emoluments of £489,045 (2003: Peter Chambré £504,660).

Peter Ringrose

Chairman of the Remuneration Committee

21 November 2004

Cambridge Antibody Technology Group plc | Annual Report 2004 | 49

Statutory Reports | Independent auditors’ report

To the members of Cambridge Antibody Technology Group plc

We have audited the financial statements of Cambridge Antibody Technology Group plc for the year ended 30 September 2004 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Directors’ remuneration report that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

As described in the statement of Directors’ responsibilities, the Company’s Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Directors’ remuneration report. Our responsibility is to audit the financial statements and the part of the Directors’ remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the Directors’ report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the Directors’ remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors’ remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors’ remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors’ remuneration report described as having been audited.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended 30 September 2004 and the determination of shareholders’ equity at 30 September 2004 and 2003, to the extent summarised in note 29 to the consolidated financial statements.

Opinion

In our opinion:

•	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2004 and of the loss of the Group for the year then ended; and

•	the financial statements and part of the Directors’ remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

Cambridge

21 November 2004

Notes

An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published.These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

50 | Cambridge Antibody Technology Group plc | Annual Report 2004

Statement of Directors’ responsibilities

Financial statements including adoption of going concern basis

English Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and Group for the period.

After having made relevant enquiries, the Directors have a reasonable expectation that the Company and the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing financial statements.

In preparing the financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent; and

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

Other matters

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 51

Accounts & Notes | Consolidated profit and loss account

For the year ended 30 September 2004	Notes	2004 £’000	2003 £’000	2002 £’000
Turnover	2	15,925	8,743	9,471
Direct costs	(3,023)	(690)	(80)

Gross profit	12,902	8,053	9,391
Research and development expenses	(44,125)	(44,981)	(31,307)

Drug Royalty Corporation transaction costs	3	—	—	(7,913)
Other general and administration expenses	4	(10,969)	(9,196)	(8,321)

General and administration expenses	(10,969)	(9,196)	(16,234)

Operating loss	(42,192)	(46,124)	(38,150)
Finance income (net)	6	4,130	4,360	6,386

Loss on ordinary activities before taxation	5	(38,062)	(41,764)	(31,764)
Taxation on loss on ordinary activities	8	(64)	2,573	3,557

Loss for the financial year	19	(38,126)	(39,191)	(28,207)

Loss per share – basic and diluted (pence)	9	93.3	p	107.5	p	78.7	p
Shares used in calculating net loss per share (number)	9	40,866,684	36,440,993	35,828,446
The losses for all years arise from continuing operations.

Consolidated statement of total recognised gains and losses
For the year ended 30 September 2004	2004 £’000	2003 £’000	2002 £’000
Loss for the financial year	(38,126)	(39,191)	(28,207)
Gain on foreign exchange translation	1,099	606	96

Total recognised losses relating to the year	(37,027)	(38,585)	(28,111)

The accompanying notes are an integral part of this consolidated profit and loss account and consolidated statement of total recognised gains and losses.

52 | Cambridge Antibody Technology Group plc | Annual Report 2004

Consolidated balance sheet

At 30 September 2004	Notes	2004 £’000	2003 £’000

Fixed assets
Intangible assets	10	5,832	6,883
Tangible assets	11	12,362	14,366
Investments	12	2,942	3,373

		21,136	24,622

Current assets
Debtors	13	4,460	4,526
Short term investments	14	93,061	108,347
Cash at bank and in hand		2,678	1,056

		100,199	113,929

Creditors
Amounts falling due within one year	15	(15,603)	(12,657)

Net current assets		84,596	101,272

Total assets less current liabilities		105,732	125,894

Creditors
Amounts falling due after more than one year	16	(20,650)	(18,152)

Net assets		85,082	107,742

Capital and reserves
Called-up share capital	18	4,111	3,834
Share premium account	18	226,829	212,883
Other reserve	19	13,456	13,456
Profit and loss account	19	(159,314)	(122,431)

Shareholders’ funds – all equity	20	85,082	107,742

The accompanying notes are an integral part of this consolidated balance sheet.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 53

Accounts & Notes | Company balance sheet

At 30 September 2004	Notes	2004 £’000	2003 £’000

Fixed assets
Investments	12	177,057	101,456

Current assets
Debtors	13	8,357	32,181
Short term investments	14	92,559	106,501
Cash at bank and in hand		11	4

		100,927	138,686

Creditors
Amounts falling due within one year	15	(21,205)	(247)

Net current assets		79,722	138,439

Total assets less current liabilities		256,779	239,895

Net assets		256,779	239,895

Capital and reserves
Called-up share capital	18	4,111	3,834
Share premium account	18	226,829	212,883
Profit and loss account	19	25,839	23,178

Shareholders’ funds – all equity		256,779	239,895

The accompanying notes are an integral part of this Company balance sheet.

Signed on behalf of the Board

John Aston
Director
21 November 2004

54 | Cambridge Antibody Technology Group plc | Annual Report 2004

Consolidated cash flow statement

For the year ended 30 September 2004	Notes	2004 £’000	2003 £’000	2002 £’000
Net cash outflow from operating activities	21	(31,067)	(35,819)	(26,808)
Returns on investments and servicing of finance	22	4,217	5,049	7,558
Taxation	22	(64)	5,210	920
Capital expenditure and financial investment	22	(1,026)	(8,082)	(9,961)

Net cash outflow before management of liquid resources and financing		(27,940)	(33,642)	(28,291)
Management of liquid resources	22	15,357	18,778	29,534
Financing	22	13,875	11,730	1,448

Increase/(decrease) in cash	23	1,292	(3,134)	2,691

The accompanying notes are an integral part of this consolidated cash flow statement.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 55

Accounts & Notes | Notes to the financial statements

1 Accounting policies

A summary of the principal accounting policies is set out below. These have all been applied consistently throughout the periods covered by this report.

Basis of accounting The financial statements have been prepared under the historical cost convention and in accordance with generally accepted accounting standards in the United Kingdom (UK GAAP).

Basis of consolidation The Group financial statements consolidate the financial statements of Cambridge Antibody Technology Group plc (the Company) and its subsidiary undertakings (collectively the Group), drawn up to 30 September each year. All intercompany balances and transactions have been eliminated on consolidation.

The acquisition of Cambridge Antibody Technology Limited (CAT Limited), by way of share for share exchange on 20 December 1996 was accounted for as a group reconstruction in accordance with Financial Reporting Standard (FRS) 6. Consequently, consolidated financial information is presented as if the Company has always owned CAT Limited. Otherwise, the results of subsidiaries acquired are consolidated for the periods from the date on which control passed. Such acquisitions are accounted for under the acquisition method. The results of subsidiaries disposed of are consolidated up to the date on which control passed.

The profit for the financial year dealt with in the financial statements of the Company was £2,661,000 (2003: £2,363,000). As provided by S.230 of the Companies Act 1985, no company only profit and loss account is presented in respect of the Company.

Goodwill Goodwill, representing the excess of fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to reserves under the then applicable accounting policy is included in determining the profit or loss on disposal.

Turnover Turnover principally consists of income received in the normal course of business from licence fees, technical milestones, clinical milestones, fees for research and development services, payments for purchased rights, and royalties. These are stated net of trade discounts, VAT and other sales related taxes.

A description of the various elements of turnover and their accounting policies is given below.

Licence fees Licence fees are deferred and recognised over the period of the licence term or the period of the associated research and development agreement (where relevant). In circumstances where no such defined period exists, the licence fee is deferred and recognised over the period to expiration of the relevant patents licensed. For licence fees where a proportion of the fee is creditable against research and development services to be provided in the future that proportion of the amount received is deferred and recognised over the period during which the services are rendered.

Technical milestones During certain research and development programmes the Group receives non-refundable milestone payments when it achieves certain defined technical criteria. Such milestone payments are recognised based on the percentage of completion of the relevant research and development programme subject to the total revenue recognised being limited to the aggregate amount of non-refundable milestone payments received. The percentage completion is determined by reference to effort in hours incurred compared to total estimated effort for the programme.

Clinical milestones The Group receives non-refundable clinical development milestone payments when a licensee or corporate partner achieves key stages in clinical trials which they are conducting with a view to the ultimate commercialisation of a product derived using the Group’s proprietary technology. Such milestone payments are recognised when received except that if such milestone payments are creditable against future royalty payments a relevant amount will be deferred and released as the related royalty payments are received.

Research and development services The Group provides research and development services to certain corporate collaborators, usually in the form of a defined number of the Group’s employees working under the direction of the collaborator to further the collaborator’s research and development effort. Such contracts are made on the basis of Full Time Equivalent (FTE) employees and are charged at a specified rate per FTE. Revenues from FTE services are recognised as the services are rendered.

Purchased rights Under an agreement with Drug Royalty Corporation (DRC) the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The Group’s accounting policy is that the payment be deferred and recognised ratably over the period for which rights were purchased. On 2 May 2002 the Group bought out this royalty obligation with the issue of CAT shares to DRC. The remaining balance of deferred income was released in the year ended 30 September 2002.

Royalties Royalty income is generated by sales of products incorporating the Group’s proprietary technology. Royalty revenues are recognised once the amounts due can be reliably estimated based on the sale of underlying products and collectibility is assured. Where there is insufficient historical data on sales and returns to fulfil these requirements, for example in the case of a new product, the royalty revenue will not be recognised until the Group can reliably estimate the underlying sales. This may be considerably later than when payment is received if subsequent adjustments for product returns are possible under the terms of the relevant contract. In situations where there is adequate historical information on sales figures, royalties are recorded based on the reports received from the licensee or based on estimated sales if the information has not been received.

56 | Cambridge Antibody Technology Group plc | Annual Report 2004

1 Accounting policies cont.

Government grants Grants of a revenue nature are credited to the profit and loss account as the related expenditure is incurred.

Taxation Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.

Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development Research and development expenditure is written off as incurred.

Collaboration arrangements The Group has entered into certain collaboration arrangements whereby the parties agree to work jointly on research and development of potential therapeutic products. Under such arrangements the parties agree which elements of research and development each will perform. These arrangements do not include the creation of any separate entity to conduct the activities nor any separate and distinct assets or liabilities. The parties agree that the combined cost of all relevant activities will be borne by the parties in a particular proportion and that net revenues derived from sales of any resulting product will be shared similarly. The sharing of costs will result in balancing payments between the parties and such payments receivable or payable will be respectively added to or deducted from research and development costs in the profit and loss account. Any amounts receivable or payable at a period end are included in the balance sheet under debtors or creditors.

Employee share options Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. The charge is recognised in the profit and loss account over the performance period.

Litigation expenses Litigation expenses are provided for as incurred (on an accruals basis). The Group does not provide for anticipated future litigation costs.

Pension costs The Group operates a group personal pension plan which is a defined contribution scheme. The amount charged to the profit and loss account in respect of pension costs is the Group’s contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Intangible fixed assets Purchased intangible assets (excluding goodwill) are capitalised as assets on the balance sheet at fair value on acquisition and amortised over their useful economic lives, subject to reviews for impairment when events or change of circumstances indicate that the carrying value may not be recoverable using cash flow projections. To the extent carrying values exceed fair values, an impairment is recognised and charged to the profit and loss account in that period. This applies to intangibles purchased separately from a business and also to intangibles acquired as part of the acquisition of a business, if their value can be measured reliably on initial recognition. The Group’s purchased intangible assets include access to intellectual property and options for product development rights which are being amortised over seven years and also include certain patents which are being written off over their term to expiry which is between 12 and 16 years from the date of acquisition. When reviewing all these assets for impairment the Directors have considered future cash flows arising.

Acquired intellectual property with no defined revenue stream is written off to research and development expenses on acquisition.

Tangible fixed assets Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. Depreciation is provided on all tangible fixed assets other than freehold land on a straight-line basis at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life as follows:

Freehold buildings: over 10 years.

Motor vehicles: over three years.

Office and laboratory equipment: over four years.

Fixtures and fittings: over either five or 20 years (or the remaining lease term if less).

Investments Fixed asset investments are shown at cost less provision for any impairment. Current asset investments are stated at the lower of cost and net realisable value.

Liquid resources Liquid resources comprise negotiable securities and term deposits and are shown at cost with accrued interest included in debtors. Where relevant, a provision is made such that cost plus accrued interest does not exceed market value.

Foreign currency Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 57

Accounts & Notes | Notes to the financial statements cont.

1 Accounting policies cont.

Leases Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term even if payments are made on another basis.

Sale and leaseback No gain or loss on sale is recorded for sale and leaseback arrangements where the leaseback has been identified as a finance lease.

Non-monetary transactions The Group enters into certain non-monetary transactions that involve the granting of a licence over the Group’s proprietary technology in exchange for a licence over a third party’s proprietary technology. The Group accounts for these transactions at fair value where the Group is able to determine the fair value within reasonable limits. To the extent that the Group concludes that it is unable to determine the fair value of a cross licensing transaction, that transaction is accounted for at the recorded amounts of the assets. Management is required to exercise its judgement in determining whether or not the fair value of the asset received or that given up can be determined. In doing so management considers, amongst other things, previous licence agreements over similar intellectual property rights where there is monetary consideration. The Group has a limited number of comparable historical licence agreements. Management has determined that for all non-monetary transactions recorded to date the fair value of the exchanged licences is not determinable; consequently, such transactions have been recognised at recorded value. In the future, as CAT has further transactions, there may be a fair value assigned to similar transactions resulting in a different accounting treatment.

Estimates and assumptions The preparation of financial statements in conformity with generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the ability to reliably estimate royalty revenues, the selection of useful lives of fixed assets, accruals and provisions necessary for certain liabilities, the carrying value of investments, the recoverability of deferred tax assets and other similar evaluations. Actual results could differ from those estimates.

2 Turnover and loss on ordinary activities before taxation

Turnover and loss on ordinary activities before taxation relate solely to the principal activity and are attributable to the continuing operations of the Group, substantially all of which take place in the United Kingdom. The Group is managed as one overall segment with results of operations and cash flows reviewed by the chief operating decision maker on a Group wide basis.

Turnover principally consists of licence fees, milestone payments, fees for research and development services provided under corporate agreements and royalties.

	2004 £’000	2003 £’000	2002 £’000
Total turnover	18,194	11,417	16,891
Less: intra-Group eliminations	(2,269)	(2,674)	(7,420)

Consolidated turnover	15,925	8,743	9,471

Consolidated turnover was generated from customers in the following geographical areas:
	2004 £’000	2003 £’000	2002 £’000
Europe	718	251	135
United States of America	6,474	6,665	8,674
Rest of the World	8,733	1,827	662

	15,925	8,743	9,471

Net assets of £509,000 (excluding creditors eliminated on consolidation of £20,176,000) (2003: net assets of £388,000, excluding creditors eliminated on consolidation of £15,385,000) and total assets of £509,000 (2003: £517,000) are held in the United States of America. A net loss of £5,770,000 (2003: £6,044,000) arose in the United States of America.

58 | Cambridge Antibody Technology Group plc | Annual Report 2004

2 Turnover and loss on ordinary activities before taxation cont.

Consolidated turnover by type:

	2004 £’000	2003 £’000	2002 £’000
Licence fees	4,601	2,590	1,676
Technical milestones	1,610	225	35
Clinical milestones	1,091	1,850	1,396
Contract research fees	1,829	3,904	5,611
Royalties	6,328	—	—
Other	466	174	753

Total	15,925	8,743	9,471

During the financial years ended 30 September 2004, 2003 and 2002 certain customers individually contributed more than 10% of the Group’s revenue in each year. The amounts of those individual contributions in order of size by year were as follows:

	%	£’000
2004 Customer contributing greatest % to revenue	45	7,159
2004 Customer contributing second greatest % to revenue	14	2,173
2004 Customer contributing third greatest % to revenue	13	2,080

Total	72	11,412

2003 Customer contributing greatest % to revenue	28	2,476
2003 Customer contributing second greatest % to revenue	21	1,885
2003 Customer contributing third greatest % to revenue	14	1,250

Total	63	5,611

2002 Customer contributing greatest % to revenue	36	3,424
2002 Customer contributing second greatest % to revenue	31	2,954

Total	67	6,378

As at 30 September 2004 the three customers shown above constituted 36% of the Group’s trade receivables. As at 30 September 2003, the three customers shown above constituted 100% of the Group’s trade receivables.

A significant proportion of revenue in each financial year is derived from a relatively concentrated customer base. As a result, there is a risk that factors affecting that customer base may have an adverse effect on the Group’s financial condition and results of operation.

3 Drug Royalty Corporation transaction costs

General and administration expenses include £7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. (DRC) during the year (other periods: none).

In January 2002, the Group announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002.

Under an agreement with DRC, the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002, the Group bought out this royalty obligation to DRC for consideration of £6.1 million (CAD$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of £0.6 million of deferred income was all released to turnover in 2002.

The professional fees incurred in the Group’s bid and royalty buy-back were £1.8 million.

4 Oxford GlycoSciences

In January 2003, the Company and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger of the two groups by way of a share for share exchange. CAT’s shareholders subsequently approved the merger at an Extraordinary General Meeting held in February. However, a decline in CAT’s share price depressed the value of CAT’s offer. A competing offer made to OGS shareholders by Celltech Group plc subsequently became unconditional. Professional fees incurred of £1.7 million relating to the offer made for OGS were offset against a break fee of £1.1 million received from OGS. The net cost of £0.6 million was recorded in general and administrative costs during the year ended 30 September 2003.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 59

Accounts & Notes | Notes to the financial statements cont.

5 Loss on ordinary activities before taxation

	2004 £’000	2003 £’000	2002 £’000
The loss on ordinary activities before taxation is stated after charging (crediting):
Depreciation and amounts written off tangible fixed assets:
– owned assets	2,488	2,714	2,617
– leased assets	338	275	—
Amortisation of intangible fixed assets	1,051	1,050	882
Auditors’ remuneration – audit Deloitte & Touche LLP	39	35	35
– audit related fees Deloitte & Touche LLP	45	384	19
– other Deloitte & Touche LLP	—	—	9
– other Arthur Andersen	—	—	287
Foreign exchange loss	1,089	835	192
(Profit)/loss on disposal of tangible fixed assets	(3)	94	—
Profit on disposal of Denzyme ApS	—	—	(2)
Operating lease rentals:
– plant and machinery	56	46	5
– other operating leases	2,107	1,781	874
Allocations under equity participation schemes	454	521	607

Arthur Andersen resigned as auditors to the Group on 17 May 2002 and were replaced by Deloitte & Touche. Deloitte & Touche converted to LLP status on 1 August 2003. The above figures for Deloitte & Touche LLP cover both Deloitte & Touche and Deloitte & Touche LLP.

Audit related fees paid to Deloitte & Touche LLP include fees in respect of reporting accountant work and in connection with the filing of a shelf registration in 2003.

The Group recharged audit fees of £10,000 to the Company (2003: £10,000).

6 Finance income (net)

	2004 £’000	2003 £’000	2002 £’000
Interest receivable	4,205	4,416	6,386
Interest payable on finance leases	(75)	(56)	—

	4,130	4,360	6,386

7 Staff costs

The average monthly number of persons (including Executive Directors) employed by the Group during the year was:

	2004	2003	2002
Management and administration	52	47	39
Research and development	231	249	235

	283	296	274

	£’000	£’000	£’000
Their aggregate remuneration comprised:
Wages and salaries(i)	11,657	11,669	9,771
Social security costs – charge/(credit) provided on unapproved options	1	13	(248)
– on wages and salaries	1,253	1,190	970
Other pension costs	1,009	988	875

	13,920	13,860	11,368

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made. This charge is included in wages and salaries.

Further audited information on Directors’ remuneration is contained in the Remuneration Report.

60 | Cambridge Antibody Technology Group plc | Annual Report 2004

7 Staff costs cont.

The Group has made a provision for employer’s National Insurance payable on certain options granted under the CSOP part B scheme in December 1999. The liability will not crystallise until the options are exercised (they are exercisable from December 2002) and the ultimate liability will be determined by the difference between the exercise price paid by the employee and the market price on exercise and on the then prevailing rate for employer’s contributions.

The options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the proportionate increase in the total return on the FTSE All Share Index. The specified period began on the date of grant and ended between the third and fourth anniversary of the date of grant. The performance condition was satisfied during this period.

The provision has been made systematically by reference to the market value of the shares at the balance sheet dates over the period from the date of grant to the end of the performance period, and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value.

The provision and corresponding charges to the profit and loss account will be affected by: the elapse of performance periods; the remaining number and option price of shares under option; and the market value of the shares.

The market price of shares at the year end was £6.24. If that price and the relevant number of shares under option remained unchanged, the charge for a further year would be nil given that the full provision has now been accounted for. If the market value of the shares were to increase by 10% over that at the year end, the charge would increase by £19,000.

8 Taxation
	2004 £’000	2003 £’000	2002 £’000
Research and development tax credit	—	3,148	3,557
Overseas taxation	(64)	(575)	—

	(64)	2,573	3,557

During the year ended 30 September 2003 the Group received a refund of £3,148,000 in respect of the surrender of tax losses created through research and development for the year ended 30 September 2002 (year ended 30 September 2002 claims of £920,000 and £2,637,000 for the years ended 30 September 2000 and 30 September 2001 respectively).

Overseas taxation is the tax withheld on the licence payments received from Chugai.

The tax assessed for the year differs from that resulting from applying the standard rate of corporation tax in the UK of 30% (2003: 30%; 2002: 30%). The differences are explained below:

	2004 £’000	2003 £’000	2002 £’000
Loss on ordinary activities before tax	(38,062)	(41,764)	(31,764)

Tax at 30% thereon	(11,419)	(12,530)	(9,529)
Effects of:
Increase in losses carried forward	10,290	14,212	11,400
Expenses not deductible for tax purposes	806	(438)	(1,041)
Capital allowances in deficit/(excess) of depreciation	317	(1,186)	(888)
Utilisation of tax losses in respect of research and development tax credit	—	(3,148)	(3,557)
Movement in short term timing differences	6	(58)	58

	—	(3,148)	(3,557)

Overseas taxation	64	575	—

	64	(2,573)	(3,557)

Cambridge Antibody Technology Group plc | Annual Report 2004 | 61

Accounts & Notes|Notes to the financial statements cont.

8 Taxation cont.

Analysis of deferred tax balances:
	2004 £’000	2003 £’000
Short term timing differences	(168)	—
Accelerated capital allowances	2,315	2,354
Tax losses available	(39,272)	(30,154)

Total unprovided deferred tax asset	(37,125)	(27,800)

At 30 September 2004 the Group had tax losses of approximately £131 million (2003: £100 million, 2002: £79 million) available for relief against future taxable profits. Due to the availability of tax losses there is no provision for deferred taxation. A deferred tax asset amounting to £37 million representing such losses has not been recognised. The deferred tax asset would become recoverable should the Group generate relevant taxable profits against which the tax losses would be offset.

9 Loss per share

Basic net loss per share is calculated by dividing net loss for the financial year by the weighted average number of ordinary shares outstanding during the year. The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group.

Potentially dilutive issuable shares are included in the calculation of diluted loss per share if their issue would increase net loss per share or decrease net profit per share. Since the Group has reported losses, and it is inappropriate to assume the exercise of out-of-the-money options, its basic and diluted loss per share are therefore equal.

For the years ending 30 September 2004, 2003 and 2002 there were respectively 352,176, 289,640 and 867,316 potentially dilutive issuable shares attributable to the exercise of outstanding options that were excluded from the calculation of diluted loss per share. No adjustments were made to reported net loss in the computation of net loss per share.

Loss per ordinary share (basic and diluted) is based on the loss for the financial year of £38,126,000 (2003: £39,191,000, 2002: £28,207,000) and a weighted average number of ordinary shares of 40,866,684 (2003: 36,440,993, 2002: 35,828,446).

10 Intangible fixed assets

Group	Licences £’000	Patents £’000	Total £’000
Cost:
At 1 October 2003 and 30 September 2004	4,740	5,265	10,005

Amortisation:
At 1 October 2003	1,186	1,936	3,122
Charge for the year	678	373	1,051

At 30 September 2004	1,864	2,309	4,173

Net book value:
At 30 September 2004	2,876	2,956	5,832

At 30 September 2003	3,554	3,329	6,883

The Company has no intangible fixed assets.

The weighted average useful life of the patents is 14 years. The weighted average useful life of the licences is seven years. The overall weighted average life of all intangibles is 11 years.

Estimated amortisation expense relating to these intangible assets for each of the years ending 30 September 2005 to 2009 inclusive is £1,051,000.

62 | Cambridge Antibody Technology Group plc | Annual Report 2004

11 Tangible fixed assets
Group	Freehold land and buildings £’000	Fixtures and fittings £’000	Laboratory equipment £’000	Office equipment £’000	Motor vehicles £’000	Total £’000
Cost:
At 1 October 2003	785	11,595	12,440	2,059	20	26,899
Additions	—	197	460	168	—	825
Disposals	—	—	(38)	(11)	—	(49)

At 30 September 2004	785	11,792	12,862	2,216	20	27,675

Depreciation:
At 1 October 2003	237	3,183	8,171	925	17	12,533
Charge for the year	49	541	1,820	413	3	2,826
Eliminated in respect of disposals	—	—	(38)	(8)	—	(46)

At 30 September 2004	286	3,724	9,953	1,330	20	15,313

Net book value:
At 30 September 2004	499	8,068	2,909	886	—	12,362

At 30 September 2003	548	8,412	4,269	1,134	3	14,366

Leased assets included above:
Net book value:
At 30 September 2004	—	45	400	324	—	769

At 30 September 2003	—	48	583	476	—	1,107

The Company has no tangible fixed assets.

12 Fixed asset investments

	Group Other investments £’000	Company Subsidiary undertakings £’000
Cost:
At 1 October 2003	3,373	101,456
Additions(i)	—	75,601
Transferred to current asset investments(ii)	(216)	—

At 30 September 2004	3,157	177,057

Provisions for impairment:
Charge in year and at 30 September 2004	215	—

Net book value:
At 30 September 2004	2,942	177,057

At 30 September 2003	3,373	101,456

(i)	During the year, the Company subscribed for additional new ordinary shares in Cambridge Antibody Technology Limited to provide that company with working capital.

(ii)	During August 2003 CAT received 588,160 newly issued shares from MorphoSys, a company listed in Germany, under the terms of an agreement dated 23 December 2002, in consideration for which MorphoSys received a patent licence from CAT. The opening cost of other investments includes the net value of these shares, that is, excluding the amount due to The Scripps Research Institute and Stratagene. The amounts due to The Scripps Research Institute and Stratagene have been included within current asset investments. Shares payable to Medical Research Council have been reclassified as current asset investments during the year.

The investment was valued by applying the share price of the MorphoSys shares on the date that CAT became the beneficial owner of the shares, on 26 August 2003. The market value of this investment at 30 September 2004 was £8,436,000 (30 September 2003: £3,264,000).

Cambridge Antibody Technology Group plc | Annual Report 2004 | 63

Accounts & Notes | Notes to the financial statements cont.

12 Fixed asset investments cont.

The subsidiary undertakings of the Company, all of which are consolidated, are as follows:

	Country of incorporation and operation	Principal activity	Percentage of ordinary shares held
Cambridge Antibody Technology Limited	England	Research and development	100%
Optein Inc. (trading as Aptein Inc.)	USA	Research and development	100%
Tagred Limited	England	Dormant	100%
CAT Group Employees’ Trustees Limited, share scheme trust company, was dissolved on 17 February 2004.

13 Debtors

	Group 2004 £’000	Group 2003 £’000	Company 2004 £’000	Company 2003 £’000
Due within one year:
Trade debtors	405	971	—	—
Due from subsidiary undertakings	—	—	7,588	31,337
Other debtors	1,051	1,030	19	4
Prepayments and accrued income(i)	3,004	2,525	750	840

	4,460	4,526	8,357	32,181

(i) Includes accrued interest of £750,000 (2003: £840,000).

14 Short term investments
	Group 2004 £’000	Group 2003 £’000	Company 2004 £’000	Company 2003 £’000
Liquid resources:
Floating rate notes	29,985	25,989	29,985	25,989
Certificates of deposit	49,000	80,000	49,000	80,000
Term deposits	13,574	1,927	13,574	512

	92,559	107,916	92,559	106,501
Listed investments (see note 12)	502	431	—	—

	93,061	108,347	92,559	106,501

Market value of listed investments	1,440	445	—	—

The Group holds cash which is surplus to current requirements, but which will be required to finance future operations, in Sterling in interest bearing marketable securities as described in note 17.

64 | Cambridge Antibody Technology Group plc | Annual Report 2004

15 Creditors

	Group 2004 £’000	Group 2003 £’000	Company 2004 £’000	Company 2003 £’000
Amounts falling due within one year:
Bank overdraft	1,512	1,144	—	—
Obligations under finance leases	376	347	—	—
Trade creditors	1,263	2,165	—	—
Amounts owed to subsidiary undertakings	—	—	21,175	—
Taxation and social security	—	342	—	—
Other creditors	504	426	—	—
Accruals(i)	6,344	3,553	30	247
Deferred income	5,604	4,680	—	—

	15,603	12,657	21,205	247

(i)	Includes accrued employee benefits of £1,159,000 and other accrued liabilities of £3,400,000 (2003: accrued employee benefits of £1,091,000 and other accrued liabilities of £680,000).

The bank overdraft comprised payments to suppliers and other third parties which were in the course of presentation at the year end.

16 Creditors

	Group 2004 £’000	Group 2003 £’000
Amounts falling due after more than one year:
Obligations under finance leases	444	821
Other creditors	—	287
Deferred income	20,206	17,044

	20,650	18,152

Borrowings are repayable as follows –
Bank overdraft:
Due within one year or on demand (note 15)	1,512	1,144

Finance leases:
Due within one year (note 15)	376	347
Due in more than one year but not more than two years	405	376
Due in more than two years but not more than five years	39	445

	820	1,168

Total due within one year or on demand	1,888	1,491
Total due in more than one year but not more than two years	405	376
Total due in more than two years but not more than five years	39	445

	2,332	2,312

Cambridge Antibody Technology Group plc | Annual Report 2004 | 65

Accounts & Notes | Notes to the financial statements cont.

17 Financial instruments

The financial instruments of the Group comprise cash, liquid resources and debtors and creditors arising in the normal course of business. The Group does not trade in financial instruments or derivatives.

The Group’s liquid resources are managed on a discretionary basis by a third party. The mandate under which the fund managers operate includes the following criteria:

•	Investments only in freely negotiable instruments or deposits with specified banks and building societies.

•	For the whole fund, minimum credit ratings for any counterparty, with further restrictions for particular types of investment.

•	For the whole fund, a minimum credit rating profile and maximum exposures to individual counterparties dependent on their minimum credit ratings.

•	For the whole fund, a maturity profile which is tailored to the Group’s expected cash requirements (as investments are generally held to maturity).

•	No currency exposure or short positions.

These criteria are set by the Audit Committee and are reviewed when deemed necessary. The principal purpose of the Group’s liquid resources is for future funding and hence their safeguarding is considered to be paramount and therefore priority is given to security and liquidity over the yield achieved. The criteria for fund management reflect this. The Audit Committee reviews the return made on the Group’s funds against benchmark market returns quarterly. The majority of the Group’s investments are short term investments and hence exposure to interest rate changes has been minimal. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time will, however, reduce the Group’s interest income.

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. However, a significant proportion of current and future income is likely to be receivable in United States Dollars which may give rise to transactional currency exposures due to fluctuations in the exchange rate between United States Dollars and Sterling, which is the Group’s functional currency.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure. To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where prudent and appropriate may enter into such transactions in future.

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid(iii) £’000	Total £’000
At 30 September 2004
Sterling assets/(liabilities)	8,000	84,758	(820)	(608)	91,330
United States Dollar assets	—	1,571	—	—	1,571
Other assets	—	3	—	—	3

Book value	8,000	86,332	(820)	(608)	92,904

Fair value	7,969	86,343	(820)	(608)	92,884

Financial assets and liabilities	Fixed rate financial assets(i) £’000	Floating rate financial assets(ii) £’000	Fixed rate financial liabilities(i) £’000	Financial liabilities on which no interest is paid(iii) £’000	Total £’000
At 30 September 2003
Sterling assets/(liabilities)	23,000	84,920	(1,168)	(1,030)	105,722
United States Dollar assets	—	936	—	—	936
Other assets	—	2	—	—	2

Book value	23,000	85,858	(1,168)	(1,030)	106,660

Fair value	22,958	85,854	(1,168)	(1,030)	106,614

(i)	Interest rates determined for more than one year.

(ii)	Interest rates determined at least once a year.

(iii)	Net of offsets, where applicable.

In addition, CAT holds shares in MorphoSys at a cost of £3,157,000 (2003: £3,373,000) as fixed asset investments which are non-interest bearing. (See note 12.)

66 | Cambridge Antibody Technology Group plc | Annual Report 2004

17 Financial instruments cont.

The weighted average return on the fixed rate financial assets was 4.5% (2003: 3.6%), which was fixed over a weighted average term of 1.5 years (2003: 1.2 years).The returns achieved on fixed and floating rate financial assets are determined by money market rates prevailing at the date a transaction is entered into.

The weighted average interest rate on the fixed rate financial liabilities was 14.8% (2003: 14.8%) which was fixed over a weighted average term of 3.8 years (2003: 3.8 years).

In this disclosure financial assets comprise liquid resources and cash at bank and in hand. Short term debtors and creditors have been excluded.The financial liabilities on which no interest is paid comprise payments to third parties in the course of presentation.These are payable on demand.There are no undrawn committed borrowing facilities.The Directors do not consider the deferred income balances to be financial liabilities where monies received are non-refundable. Fair value of marketable securities is determined by reference to market value.

Currency exposures At the year end the Group’s individual operations had the following net monetary assets and liabilities in currencies other than their functional currency.

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2004
Functional currency: Sterling	820	—	(395)	425
United States Dollar	—	(7,587)	—	(7,587)

	820	(7,587)	(395)	(7,162)

	USD £’000	Sterling £’000	Other £’000	Total £’000
At 30 September 2003
Functional currency: Sterling	(467)	—	84	(383)
United States Dollar	—	(4,253)	—	(4,253)

	(467)	(4,253)	84	(4,636)

Transactions in foreign currency monetary assets and liabilities give rise to currency gains and losses in the profit and loss account.

18 Called-up share capital and share premium

Authorised	2004 £’000	2003 £’000
75,000,000 (2003: 50,000,000) ordinary shares of 10p each	7,500	5,000

During the year the Directors exercised their powers to allot ordinary shares as shown in the table below.

Allotted, called-up and fully paid	10p ordinary shares Number	Issued share capital £’000	Share premium £’000
At 1 October 2003	38,338,320	3,834	212,883
Issued to the Share Incentive Plan	132,019	13	562
Exercise of options	129,327	13	361
In lieu of fees(i)	10,272	1	43
To Genzyme Corporation (as part of a subscription agreement) in October 2003(ii)(iii)	2,500,000	250	12,980

At 30 September 2004	41,109,938	4,111	226,829

(i)	All Non-Executive Directors elected to take 25% of their annual fees in shares.

(ii)	Net of expenses.

(iii)	Shares were issued at a price of £5.32 per share, being the average closing mid-market price on 18 September 2003.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 67

Accounts & Notes | Notes to the financial statements cont.

18 Called-up share capital and share premium cont.

At 30 September 2004 options had been granted over ordinary shares of the Company as follows:

	Exercise price		Earliest date exercisable	Latest date exercisable	Notes		Maximum number
Old schemes		£1.28	28 Apr 1998	27 Apr 2005			25,000
	US$	4.80	19 Apr 1999	19 Apr 2006			75,000
		£3.00	4 Sept 1999	3 Sept 2006			1,500
CSOP		£5.00	24 Mar 2000	23 Mar 2007	(i	)	25,670
		£5.00	24 Mar 2000	23 Mar 2007	(i	)	30,230
		£5.58	2 Jun 2000	1 Jun 2007	(i	)	5,375
		£5.00	19 Dec 2000	18 Dec 2004	(i	)	49,000
		£5.00	19 Dec 2000	18 Dec 2007	(i	)	31,000
		£5.00	25 Jun 2001	24 Jun 2008	(i	)	27,500
		£5.00	27 Nov 2001	26 Nov 2008	(i	)	15,000
		£2.42	27 Nov 2001	26 Nov 2005	(i	)	81,182
		£2.42	27 Nov 2001	26 Nov 2008	(i	)	35,641
		£2.10	28 May 2002	27 May 2009	(i	)	3,125
		£2.87	3 Dec 2002	2 Dec 2006	(ii	)	223,279
		£2.87	3 Dec 2002	2 Dec 2009	(ii	)	53,536
		£30.54	1 Dec 2003	30 Nov 2007	(ii	)	50,109
		£30.54	1 Dec 2003	30 Nov 2010	(ii	)	17,513
		£25.66	25 May 2004	24 May 2008	(ii	)	1,458
		£25.66	25 May 2004	24 May 2011	(ii	)	7,398
		£21.62	18 Jun 2004	17 Jun 2008	(ii	)	3,471
		£17.07	30 Nov 2004	29 Nov 2008	(ii	)	29,181
		£17.07	30 Nov 2004	29 Nov 2011	(ii	)	34,895
		£17.04	4 Dec 2004	3 Dec 2008	(ii	)	86,343
		£17.04	4 Dec 2004	3 Dec 2011	(ii	)	1,341
		£10.83	24 May 2005	23 May 2012	(ii	)	76,322
		£10.83	24 May 2005	23 May 2012	(iii	)	15,005
		£5.13	22 Nov 2005	21 Nov 2012	(ii	)	201,006
		£5.13	22 Nov 2005	21 Nov 2012	(iii	)	35,796
		£4.60	23 May 2006	22 May 2013	(ii	)	203,564
		£4.60	23 May 2006	22 May 2013	(iii	)	36,739
CSOP – granted in year and outstanding at 30 September 2004		£4.31	21 Nov 2006	20 Nov 2013	(ii	)	250,745
		£4.38	12 Dec 2006	11 Dec 2013	(ii	)	5,000
		£5.24	21 May 2007	20 May 2014	(ii	)	130,939
EIP – granted in year and outstanding at 30 September 2004		£0.10	20 Feb 2007	19 Feb 2010	(iv	)	131,673
		£0.10	20 Feb 2007	19 Feb 2010	(iv	)	46,635
		£0.10	25 May 2007	24 May 2010	(iv	)	19,742

Total							2,066,913

(i)	These options were subject to the condition as stated in note (ii) below.This condition had been satisfied as at 30 September 2002.

(ii)	These options are exercisable subject to the condition that the proportionate increase in the closing price of shares in the Company over a specified period must exceed the increase in the Total Shareholder Return (TSR) for the FTSE All Share Index.The specified period begins on the date of grant and ends between the third and fourth anniversary of the date of grant. In certain circumstances, such as the death of an employee, the rules of the CSOP permit the Directors to allow options which have been granted but which have not vested to be exercised provided the exercise takes place within the period prescribed in the CSOP rules in relation to these circumstances.

(iii)	The number of options which will become exercisable will be determined on a linear sliding scale on the third anniversary of the date of grant based on the extent to which the TSR for the Company exceeds the percentage increase in the TSR for the FTSE All Share Index by an amount of between 0% and 33%.

(iv)	The applicable Performance Condition is described under the heading Executive Incentive Plan on pages 42 to 43 of the Remuneration Report.

68 | Cambridge Antibody Technology Group plc | Annual Report 2004

19 Profit and loss account and other reserve

	Group Profit and loss £’000	Group Other reserve £’000	Company Profit and loss £’000
At 1 October 2003	(122,431)	13,456	23,178
Retained (loss)/profit for the year	(38,126)	—	2,661
Employee share options(i)	144	—	—
Foreign exchange translation	1,099	—	—

At 30 September 2004	(159,314)	13,456	25,839

(i)	Where options are granted at less than market value, the Group recognises a charge that reflects the intrinsic value of awards made.This is offset by a credit to the profit and loss account reserve.

The other reserve represents the share premium account of CAT Limited and arises on consolidation from the application of merger accounting principles to the acquisition of that company.

20 Reconciliation of movements in Group shareholders’ funds

	2004 £’000	2003 £’000
Loss for the financial year	(38,126)	(39,191)
Other recognised gains and losses relating to the year	1,099	606

	(37,027)	(38,585)
New shares issued	14,223	10,562
Employee share options	144	—

Net decrease in shareholders’ funds	(22,660)	(28,023)
Opening shareholders’ funds	107,742	135,765

Closing shareholders’ funds	85,082	107,742

21 Reconciliation of operating loss to operating cash flows

	2004 £’000	2003 £’000	2002 £’000
Operating loss	(42,192)	(46,124)	(38,150)
Depreciation charge	2,826	2,989	2,617
Amortisation of intangible assets	1,051	1,050	882
(Profit)/loss on disposal of fixed assets	(3)	94	—
Shares received from MorphoSys	—	(3,589)	—
Write down of fixed asset investment	215	—	—
EIP charge	144	—	—
Shares issued to buy out DRC royalty agreement	—	—	6,149
Increase in debtors	(24)	(1,285)	(158)
Increase in deferred income	4,086	10,597	84
Increase in creditors (excluding deferred income)	2,830	449	1,768

Net cash outflow from operating activities	(31,067)	(35,819)	(26,808)

Cambridge Antibody Technology Group plc | Annual Report 2004 | 69

Accounts & Notes | Notes to the financial statements cont.

22 Analysis of cash flows

	2004 £’000	2003 £’000	2002 £’000
Returns on investments and servicing of finance:
Interest received	4,295	5,095	7,558
Interest element of finance lease rentals	(78)	(46)	—

Net cash inflow	4,217	5,049	7,558

Taxation:
Research and development tax credit received	—	5,785	920
Overseas tax paid	(64)	(575)	—

Net cash (outflow)/inflow	(64)	5,210	920

Capital expenditure and financial investment:
Purchase of intangible fixed assets	—	(2,673)	(2,067)
Purchase of tangible fixed assets	(1,032)	(5,413)	(7,894)
Proceeds from the sale of tangible fixed assets	6	4	—

Net cash outflow	(1,026)	(8,082)	(9,961)

Management of liquid resources:
(Increase)/decrease in term deposits	(11,647)	1,769	9,749
Net sale of securities	27,004	17,009	19,785

Net cash inflow	15,357	18,778	29,534

Financing:
Issue of ordinary share capital	14,223	10,562	1,448
Proceeds from new finance lease commitments	—	1,389	—
Capital elements of finance lease rental payments	(348)	(221)	—

Net cash inflow	13,875	11,730	1,448

Liquid resources comprise current asset investments in negotiable securities and cash deposits.

23 Analysis and reconciliation of net funds

	1 October 2003 £’000	Cash flow £’000	Exchange movement £’000	30 September 2004 £’000
Cash at bank and in hand	1,056	1,660	(38)	2,678
Overdrafts	(1,144)	(368)	—	(1,512)

		1,292	(38)
Liquid resources	107,916	(15,357)	—	92,559

Net cash and liquid resources	107,828	(14,065)	(38)	93,725
Finance leases	(1,168)	348	—	(820)

Net funds	106,660	(13,717)	(38)	92,905

70 | Cambridge Antibody Technology Group plc | Annual Report 2004

23 Analysis and reconciliation of net funds cont.

	2004 £’000	2003 £’000	2002 £’000
Increase/(decrease) in cash in the year	1,292	(3,134)	2,691
Decrease in liquid resources	(15,357)	(18,778)	(29,534)
Cash outflow/(inflow) from increase in lease financing	348	(1,168)	—

Change in net funds resulting from cash flows	(13,717)	(23,080)	(26,843)
Exchange movement	(38)	(35)	(32)

Movement in net funds in year	(13,755)	(23,115)	(26,875)
Net funds at 1 October 2003	106,660	129,775	156,650

Net funds at 30 September 2003	92,905	106,660	129,775

24 Financial commitments

Capital commitments of the Group were as follows:

	Group 2004 £’000	Group 2003 £’000
Contracted but not provided for	2	56

In the next year the Group has operating lease commitments as follows, categorised by period to expiry.

	Land and buildings 2004 £’000	Other 2004 £’000	Land and buildings 2003 £’000	Other 2003 £’000
Expiry date:
– within one year	—	—	—	1
– between two and five years	—	64	—	44
– after five years	2,001	—	1,832	—

The Company had no capital or operating lease commitments.

25 Pension arrangements

The Group operates a group personal pension plan which is a defined contribution plan. Group contributions payable for the year to 30 September 2004 were £1,009,000 (2003: £988,000; 2002: £875,000).

26 Post balance sheet event

On 21 November 2004, CAT and AstraZeneca signed a major strategic alliance to discover and develop human antibody therapeutics. Under the terms of the collaboration agreement, the companies will jointly undertake the discovery and development of human monoclonal antibodies as drugs, principally in the field of inflammatory diseases. The alliance will include a five year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of $175 million during this phase which the parties will fund 50:50. In addition, under a separate subscription agreement AstraZeneca will subscribe in cash for 10,217,983 CAT shares at a price of £7.34 per share for a total investment of £75 million. Based on CAT shares in issue as at 21 November 2004 this represents a 19.9% interest in the enlarged issued share capital of CAT. The collaboration agreement is conditional on the completion of the subscription agreement. The issue of shares to AstraZeneca under the subscription agreement requires the approval by CAT shareholders of the disapplication of statutory pre-emption rights.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 71

Accounts & Notes | Notes to the financial statements cont.

27 Litigation

CAT’s entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott, in November 2003 CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London. The trial commenced on 22 November 2004, with an estimated length of three weeks. It is impossible to predict with any certainty the eventual outcome of legal proceedings and there can be no assurance that the Company will be successful in its claim. An adverse result may impact on the value of the Company (and its future revenues).

CVC, a former shareholder of CAT Limited, has alleged in US Federal Court for the Southern District of New York that CAT Limited was required, under the terms of a subscription agreement entered into in 1993, to issue anti-dilution shares to CVC, equivalent to 25,790 ordinary shares. The Group believes that CVC’s claim is groundless. However, the Group cannot assure investors as to the outcome of this litigation. If CVC was successful in such proceedings, the Group has been advised that it would also be required to issue ordinary shares to certain other shareholders who received shares in 1993 in similar circumstances as CVC. The Group estimates that the total number of ordinary shares which would be required to be issued in these circumstances would be approximately 763,000. In connection with these proceedings, both parties filed cross motions for summary judgement in 1999, which were denied in May 2000. Since then there has been no change in the status of proceedings. The Directors continue to believe that the proceedings have no merit, and accordingly, no provision has been made.

CAT was named, together with numerous other defendants who practise or rely on antibody phage display to discover antibodies, as a defendant in a complaint dated 14 August 2003 filed by Dr. George Pieczenik in the United States Federal District Court for the Southern District of New York. The complaint, among other allegations, purported to assert claims of patent infringement with respect to a patent issued on 12 August 2003 to Dr. Pieczenik. Dr. Pieczenik sought a permanent injunction against the commercial use and licensing of unspecified patents and for damages for past infringements. The complaint was subsequently amended to include claims against the United States Patent and Trademark Office and the FDA seeking re-examination and other remedies regarding certain patents held by the defendants, including CAT and MRC. All of Dr. Pieczenik’s claims against CAT were dismissed by the District Court on 16 March 2004 for lack of personal jurisdiction over CAT. The claims against the other defendants were dismissed in a series of separate orders. Dr. Pieczenik has filed an appeal in the United States Court of Appeals for the Federal Circuit relating to certain orders entered concerning other defendants, including the United States Patent and Trademark Office, but has not appealed against the order dismissing his claims against CAT. The appeal is currently pending.

28 Accounting treatment of litigation expenses

CAT has provided for all litigation expenses incurred in relation to the Abbott litigation during the twelve month period ending 30 September 2004. A provision has not been included in the current year results for Abbott’s costs which CAT would be liable for in the event that it loses the legal proceedings and the court orders that it pays some or all of Abbott’s costs.

72 | Cambridge Antibody Technology Group plc | Annual Report 2004

29 Reconciliation to US GAAP

Summary of significant differences between UK GAAP followed by the Group and US GAAP The Group’s consolidated financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The following is a summary of adjustments to net loss and shareholders’ funds required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP.

Reconciliation of net loss from UK GAAP to US GAAP

	Notes		2004 £’000	2003 £’000	2002 £’000
Net loss as reported under UK GAAP			(38,126)	(39,191)	(28,207)
Adjustments for:(i)
Compensation costs under variable plan accounting for stock options	(a	)	—	(597)	(3,703)
Acquisition of Aptein Inc.	(b	)	(16)	(16)	(16)
Revenue recognition	(c	)	422	422	422
Accounting for National Insurance on share options	(d	)	2	13	(248)
Employee share options	(e	)	144	—	—
Profit on sale of Denzyme ApS	(f	)	—	—	229
Termination of DRC royalty agreement	(g	)	—	—	723
Direct costs	(h	)	909	—	—
Foreign exchange difference	(i	)	(20)	(250)	(491)

Net loss as reported under US GAAP			(36,685)	(39,619)	(31,291)

(i)	The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

Loss per share under US GAAP Under US GAAP, the Group would compute loss per share under Statement of Financial Accounting Standards (SFAS) No. 128, ‘Earnings per Share’. Under SFAS No. 128, basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period.The computation of diluted net loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net loss of the Group. Diluted net loss per ordinary share for CAT is the same as basic net loss per ordinary share as the effects of the Company’s potential dilutive securities (employee options) are antidilutive. Under UK GAAP, the basis of calculation is the same. However, since different net losses are produced under US GAAP and UK GAAP the net loss per share under US GAAP is presented below:

	2004		2003		2002
Basic and diluted net loss per ordinary share (pence)	89.8	p	108.7	p	87.3	p
Shares used in computing net loss per ordinary share (number)	40,866,684		36,440,993		35,828,446
Antidilutive securities, not included above (number)	352,176		289,640		867,316

Antidilutive securities represent stock options outstanding which have not been included in the calculation of loss per ordinary share as the impact of including such shares in the calculation of loss per share would be antidilutive.

Reconciliation of shareholders’ funds from UK GAAP to US GAAP

	Notes		2004 £’000	2003 £’000	2002 £’000
Shareholders’ funds as reported under UK GAAP			85,082	107,742	135,765
Acquisition of Aptein Inc.	(b	)	95	111	127
Revenue recognition	(c	)	(1,531)	(1,953)	(2,375)
Accounting for National Insurance on stock options	(d	)	96	94	81
Direct costs	(h	)	909	—	—
Unrealised holding gain on available for sale securities	(j	)	5,493	106	—

Shareholders’ funds as reported under US GAAP			90,144	106,100	133,598

Cambridge Antibody Technology Group plc | Annual Report 2004 | 73

Accounts & Notes | Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

Movement in shareholders’ equity under US GAAP

	Number of shares	Share capital £’000	Share premium account £’000	Other reserve £’000	Accumulated loss £’000	Total shareholders’ equity £’000
Balance, 30 September 2002	36,214,349	3,621	219,637	13,497	(103,157)	133,598
Shares issued	2,123,971	213	10,349	—	—	10,562
Compensation costs for stock options	—	—	597	—	—	597
Foreign exchange translation	—	—	—	—	856	856
Unrealised holding gain on available for sale securities	—	—	—	—	106	106
Net loss for the year under US GAAP	—	—	—	—	(39,619)	(39,619)

Total comprehensive loss					(38,657)

Balance, 30 September 2003	38,338,320	3,834	230,583	13,497	(141,814)	106,100
Shares issued	2,771,618	277	13,946	—	—	14,223
Foreign exchange translation	—	—	—	—	1,119	1,119
Unrealised holding gain on available for sale securities	—	—	—	—	5,387	5,387
Net loss for the year under US GAAP	—	—	—	—	(36,685)	(36,685)

Total comprehensive loss					(30,179)

Balance, 30 September 2004	41,109,938	4,111	244,529	13,497	(171,993)	90,144

Total accumulated other comprehensive loss at 30 September 2003 was £1,550,000 (£1,444,000 – foreign currency translations; £106,000 unrealised holding gain on available for sale securities) and at 30 September 2004 was £8,056,000 (£2,563,000 – foreign currency translations; £5,493,000 – unrealised gain on available for sale securities).

The deferred tax effect of reconciling items has not been reflected as, where a deferred tax asset arises, a valuation allowance would be recognised against that asset, and where a deferred tax liability arises, the valuation allowance would be reduced accordingly.

(a) Compensation costs under variable plan accounting for stock options CAT has granted stock options to employees that will vest upon the attainment of certain targets. Under UK GAAP, there is no accounting for the cost of these grants after the initial grant date. Under US GAAP, Accounting Principles Board (APB) Opinion 25, ‘Accounting for Stock Issued to Employees’, the Company is required to follow variable plan accounting for these grants.The nature of conditions attached to the stock options awards mean that management cannot make a reasonable estimate of the number of shares that will be eventually issued because the Company cannot control the achievements of the conditions. As a consequence, the compensation expense for the stock awards is recorded when and only when the options vest when the target is achieved, based on the difference between the exercise price and market value at that date. Compensation cost recorded for US GAAP purposes in the years ended 30 September 2003 (£697,000) and 30 September 2002 (£3,703,000) represents the difference between the CAT share price and the exercise price on the US GAAP measurement date for options where the performance period expired. For UK GAAP purposes, as indicated above, such options were accounted for at the time of the initial grant.

(b) Accounting for the acquisition of Aptein Inc. The Company acquired Aptein Inc. (Aptein) in July 1998 for consideration payable partly on completion, the remainder being deferred, payable subject to the achievement of certain conditions. Aptein was acquired for its patent portfolio, which comprised its only material asset.The value of purchase consideration therefore had a corresponding impact on the fair value ascribed to the patents, which are shown in the balance sheet as an intangible asset.

Under UK GAAP, in accordance with FRS 7 ‘Fair Values in Acquisition Accounting’, the fair value of the deferred consideration was recognised immediately and the fair value of the contingent consideration which was payable by the issue of shares in the Company was reported as part of shareholders’ funds as ‘shares to be issued’.The difference between the initial investment of the contingent consideration and the actual amount was recorded as an adjustment to the purchase price in June 1999, when paid. At this time a corresponding adjustment to the value of the intangible asset was also recognised.

Under US GAAP, in accordance with the accounting standard then in force, contingent consideration is not recorded until such time as the contingency is resolved. Accordingly, prior to the actual payment of the contingent consideration the recorded value of the intangible asset under US GAAP was lower than under UK GAAP, resulting in a lower amortisation charge. On payment of the contingent consideration, the amortisation charge under US GAAP increased above UK GAAP as a consequence of the higher unamortised cost.

(c) Revenue recognition The nature of the Group’s principal revenue streams and the Group’s accounting policy for revenue recognition under UK GAAP are as detailed in note 1.

74 | Cambridge Antibody Technology Group plc | Annual Report 2004

29 Reconciliation to US GAAP cont.

The treatment of revenues under US GAAP is equivalent to that under UK GAAP except as follows:

Under US GAAP, where licensing arrangements are accompanied by an equity subscription agreement, the series of transactions have been accounted for as a multiple element arrangement. Accordingly the aggregate consideration has been allocated to the two elements of the arrangement as follows. The fair value of the equity subscription is calculated as being the aggregate number of shares issued at the average of the opening and closing share prices on the date of issue. Any deficit or premium arising from the aggregate value of the share subscription over the fair value of the shares is recorded as an adjustment to licence revenues. No such reallocation is made under UK GAAP.

During the years ended 30 September 2004, 2003 and 2002 licence revenues under US GAAP were therefore £422,000 higher due to the recognition of deferred income in the period.

(d) Accounting for National Insurance on share options Under UK GAAP the Company has accounted for a potential liability to National Insurance on employee share options. The provision has been made systematically by reference to the market value of shares at the balance sheet dates over the period from the date of grant to the end of the relevant performance period and from that date to the date of actual exercise the provision is being adjusted by reference to changes in market value. The provision at 30 September 2004 was £96,000 and the net charge for the year then ended amounted to £2,000.

Under US GAAP, Emerging Issues Task Force (EITF) Issue 00-16 ‘Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation’, no liability to National Insurance is recognised until such time as the share option is exercised since this is when the liability crystallises. This adjustment removes the timing difference relating to the expense in the income statement.

(e) Employee share options CAT has granted stock options to employees that will vest upon the attainment of certain performance targets. Awards made through the Executive Incentive Plan have been granted at less than market value.

Under UK GAAP, in accordance with UITF 17 (revised 2000), ‘Employee Share Schemes’, the Company recognises a charge that reflects the intrinsic value of these awards made. The charge is recognised in the profit and loss account over the performance period.

Under US GAAP, APB Opinion 25, ‘Accounting for Stock Issued to Employees’, (see note (a) for further details), the Company does not recognise a charge in its profit and loss account until the awards have vested as the performance targets are outside the control of the Group.

(f) Profit on sale of Denzyme ApS Goodwill of £229,000 arose on the purchase of Denzyme ApS in June 1996. In accordance with the UK accounting standard then in force (Statement of Standard Accounting Practice 22) this goodwill was written off to reserves. Under US GAAP the goodwill was expensed in the income statement.

The Company sold Denzyme ApS, a wholly owned subsidiary, in November 2001. Under UK GAAP the calculated profit on disposal takes account of the goodwill previously written off to reserves resulting in a profit on disposal of £2,000. Under US GAAP there is no requirement to write back the goodwill as it has already been charged to the profit and loss account. Therefore under US GAAP the profit on disposal of Denzyme ApS is £231,000.

(g) Termination of DRC royalty agreement Under an agreement with DRC the Group received a payment of £1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. On 2 May 2002 the Group bought out this obligation to DRC for £6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC.

Under UK GAAP the share price applied to this transaction defined in the contract, was the volume weighted average closing CAT share price over the ten days prior to 30 April 2002, being the date that the Group notified DRC that it intended to terminate the royalty agreement. This resulted in a credit to the share premium account of £6,102,000.

Under US GAAP the share price applied was the fair value of the closing CAT share price on the 30 April 2002, resulting in a credit to the share premium account of £5,379,000.

(h) Direct costs The Company receives royalties on product sales, and under certain licences and collaboration agreements royalties are then payable to Medical Research Council and other licensors. In respect of product sales of HUMIRA, the amounts payable to Medical Research Council and other licensors are dependent on the outcome of the legal proceedings between CAT and Abbott.

Under UK GAAP, accounting for contingencies is governed by FRS 12, ‘Provisions, Contingent Liabilities and Contingent Assets’. FRS 12 requires the recognition of a provision when an entity has a present obligation as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the obligation. The term ‘probable’ is defined as ‘more likely than not’, which generally denotes any statistical chance greater than 50%. FRS 12 requires that, where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of that range is used in measuring the provision.

The Company has accounted for the royalties potentially payable to Medical Research Council by applying the principles of FRS 12, and has recognised a provision using the mid-point of the expected range of possible outcomes.

Under US GAAP, accounting for contingencies is governed by Financial Accounting Standards Board (FASB) Statement No. 5, ‘Accounting for Contingencies’, and Interpretation No. 14 (FIN 14), ‘Reasonable Estimation of the Amount of a Loss’. Similar to UK GAAP, SFAS 5 requires the recognition of a provision when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. However, the term ‘probable’ as used in US GAAP generally denotes a higher probability than under UK GAAP. Furthermore, where there is a range of possible outcomes, and no amount within the range appears at the time to be a better estimate than any other amount, the minimum amount in the range should be accrued.

Accordingly, under US GAAP, the Company has not recognised a provision as the obligation is not probable and hence, an additional liability has not been incurred in respect of the contingent element of royalties discussed above.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 75

Accounts & Notes|Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

(i) Foreign currency translation Under UK GAAP, the results of overseas subsidiaries are translated at the closing exchange rate. Under US GAAP, the average exchange rate for the year is used.

(j) Publicly traded investments In August 2003, CAT received 588,160 newly issued shares from MorphoSys under the terms of the agreement, dated 23 December 2002. Under UK GAAP the value of the majority of these shares (to which CAT is entitled) has been classified as a fixed asset investment, the remainder, being the amount due to The Scripps Research Institute, Stratagene and Medical Research Council, as a current asset investment, at the value of the shares on the date they were received, less any provision for impairment. CAT holds no other publicly traded investments.

Under US GAAP, SFAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’, investments are classified as trading, available for sale or held to maturity. Investments, such as the MorphoSys shares to which CAT is entitled, accounted for as trading and available for sale are marked to market if there is a readily determinable market value. The unrealised gain or loss on the securities is recorded through income for trading securities and as a component of other comprehensive loss for available for sale securities. Held to maturity securities are recorded at historical cost. Any other than temporary declines in market value are recorded in earnings.

(k) Taxation Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Net deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Under US GAAP, deferred tax is recognised in full in respect of temporary differences between the reported carrying amount of an asset or liability and its corresponding tax basis. Deferred tax assets are also recognised in full subject to a valuation allowance to reduce the amount of such assets to that which is more likely than not to be realised.

As at 30 September 2004, 2003 and 2002, CAT had approximately £133 million, £100 million and £79 million respectively of cumulative tax losses. These losses represent a deferred tax asset for accounting purposes. In accordance with both UK GAAP and US GAAP, no asset has been recognised in respect of these tax losses due to the uncertainty as to whether these losses can be offset against future profits.

Consolidated statements of cash flows The consolidated statements of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP by SFAS 95 ‘Statement of Cash Flows’. These standards differ however with regard to classification of items within the statements and the definition of cash and cash equivalents.

Under UK GAAP, cash comprises cash in hand, deposits repayable on demand and bank overdrafts. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Under US GAAP, cash equivalents are short term highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of changes in value because of changes in interest rates.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance under UK GAAP would, with the exception of dividends paid, be shown under operating activities under US GAAP. The payment of dividends and the payment to acquire own shares (treasury stock) would be included as a financing activity under US GAAP. Management of liquid resources under UK GAAP would be included as cash and cash equivalents. Under US GAAP management of liquid resources would be included as an investing activity to the extent that such amounts have an original maturity of more than three months and are convertible into known amounts of cash. Under UK GAAP, a finance lease entered into in connection with a sales leaseback is reflected in financing activities. Under US GAAP, the sale is reflected in investing activities whereas the leaseback is not reflected as it is a non-cash activity. Summary statements of cash flow presented under US GAAP using UK GAAP measurement principles are given below:

	2004 £’000	2003 £’000	2002 £’000
Net cash used in operating activities	(26,546)	(24,416)	(18,330)
Net cash provided by/(used in) investing activities	3,901	19,576	(5,106)
Net cash provided by financing activities	13,875	10,341	1,448
Effects of exchange rate changes on cash and cash equivalents	(38)	(35)	(32)

(Decrease)/increase in cash and cash equivalents	(8,808)	5,466	(22,020)
Beginning cash and cash equivalents	74,045	68,579	90,599

Ending cash and cash equivalents	65,237	74,045	68,579

76 | Cambridge Antibody Technology Group plc | Annual Report 2004

29 Reconciliation to US GAAP cont.

A reconciliation between the consolidated cash flow statement prepared in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is presented below for the years ended 30 September:

	2004£’000	2003£’000	2002£’000
Operating activities:
Net cash used in operating activities under UK GAAP	(31,067)	(35,819)	(26,808)
Returns on investments and servicing of finance	4,217	5,049	7,558
Taxation	(64)	5,210	920
Increase in bank overdrafts	368	1,144	—

Net cash used in operating activities under US GAAP	(26,546)	(24,416)	(18,330)

Investing activities:
Capital expenditure and financial investment under UK GAAP	(1,026)	(8,082)	(9,961)
Sale of tangible fixed assets	—	1,389	—
Management of liquid resources under UK GAAP	15,357	18,778	29,534
Cash equivalents with a maturity of less than three months	(10,430)	7,491	(24,679)

Net cash used in investing activities	3,901	19,576	(5,106)

Financing activities:
Financing activities under UK GAAP	13,875	11,730	1,448
Proceeds from new finance lease commitments	—	(1,389)	—

Net cash provided by financing activities under US GAAP	13,875	10,341	1,448

Movement in cash:
Increase/(decrease) in cash under UK GAAP	1,292	(3,134)	2,691
Cash equivalents with a maturity of less than three months	(10,430)	7,491	(24,679)
Effects of exchange rate changes on cash and cash equivalents	(38)	(35)	(32)
Increase in bank overdrafts	368	1,144	—

	(8,808)	5,466	(22,020)

Accounting for share-based compensation As permitted under SFAS 123,’ Accounting for Stock-Based Compensation’, in accounting for options granted under its share option schemes the Group has adopted the disclosure provisions of SFAS 123, but opted to remain under the expense recognition provisions of APB Opinion 25,’ Accounting for Stock Issued to Employees’. Accordingly, for the years ended 30 September 2004, 2003 and 2002, compensation expenses of nil, £597,000 and £3,703,000 were recognised for options granted under these schemes. Had compensation expense for options granted under these schemes been determined based on fair value at the grant dates in accordance with SFAS 123, the Company’s charge to income for the years ended 30 September 2004, 2003 and 2002 would have been £1,989,000, £2,326,000 and £1,523,000 respectively. In calculating these amounts, the fair value of the options has been amortised over their respective vesting periods. Net loss and loss per share under US GAAP would therefore have been reduced to the pro forma amounts shown below:

		2004 £’000		2003 £’000		2002 £’000
Net loss, as reported		(36,685)		(39,619)		(31,291)
Add:	Stock-based employee compensation expense included in reported net loss	—		597		3,703
Deduct:	Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,989)		(2,326)		(1,523)

Pro forma net loss		(38,674)		(41,348)		(29,111)

Loss per share
Basic – as reported		89.8	p	108.7	p	87.3	p
Basic – pro forma		94.6	p	113.5	p	81.3	p

Cambridge Antibody Technology Group plc | Annual Report 2004 | 77

Accounts & Notes | Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

The weighted average fair value of options was estimated using the Black-Scholes stock option pricing model using the following weighted average assumptions:

Year ending	Dividend yield	Annual standard deviation (volatility)	Risk-free interest rate	Expected life Years
30 September 2004	0%	65%	4.9%	5.4
30 September 2003	0%	65%	4.2%	5.5
30 September 2002	0%	65%	4.9%	5.5

For the purposes of the following tabulations, Weighted Average Exercise Price is abbreviated to ‘WAEP’, Weighted Average Fair Value to ‘WAFV’ and Weighted Average Remaining Contractual Life to ‘WARCL’.

The movement in options outstanding during the three years ended 30 September 2004, 2003 and 2002, is summarised in the following table:

	Number	2004 WAEP £	Number	2003 WAEP £	Number	2002 WAEP £
Outstanding at 1 October	1,726,607	6.94	1,501,807	6.97	1,517,978	4.92
Granted during the year	491,495	3.78	522,762	4.88	283,121	14.96
Exercised during the year	(129,327)	2.89	(188,447)	2.77	(255,634)	3.07
Forfeited during the year	(128,659)	8.72	(35,360)	8.43	(43,658)	10.57
Expired during the year	—	—	(74,155)	2.87	—	—

Outstanding at 30 September	1,960,116 (i)	6.30	1,726,607	6.94	1,501,807	6.97

Exercisable at 30 September	761,987	6.10	862,977	3.42	663,657	3.51

The following table summarises the value of options granted during the years ending 30 September 2004, 2003 and 2002.

Exercise price relative to market price	WAFV £	2004 WAEP £	WAFV £	2003 WAEP £	WAFV £	2002 WAEP £
Equals	—	—	—	—	—	—
Exceeds	2.79	4.62	—	—	10.28	17.05
Is less than	4.65	0.10	3.10	4.88	7.42	10.83

Total	3.14	3.78	3.10	4.88	9.32	14.96

The following tables summarise information about the stock options outstanding at 30 September 2004, 2003 and 2002.

	Outstanding as at 30 September 2004				Exercisable as at 30 September 2004
Range of exercise prices £	Number		WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	91,253		0.10	5.42	—	—
1 – 2.99	421,763		2.65	2.45	421,763	2.65
3 – 4.99	572,548		4.28	7.92	76,500	3.16
5 – 9.99	551,516		5.12	6.42	183,775	5.02
10 – 19.99	243,087		14.71	7.35	—	—
20 – 31	79,949		29.61	4.31	79,949	29.61

Total	1,960,116	(i)	6.30	5.99	761,987	6.10

(i)	The stock options outstanding at 30 September 2004 shown above do not include the total potential number of awards that could be granted under the matching element of the Executive Incentive Plan. The total number of awards that could be granted under this scheme are detailed in note 18. The applicable Performance Condition is described under the heading Executive Incentive Plan on pages 42 to 43 of the Remuneration Report. All other options granted under the terms of the CSOP, detailed in note 18 have been included in the Black-Scholes calculation.

78 | Cambridge Antibody Technology Group plc | Annual Report 2004

29 Reconciliation to US GAAP cont.

	Outstanding as at 30 September 2003			Exercisable as at 30 September 2003
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	547,160	2.66	3.41	547,160	2.66
3 – 4.99	322,063	4.25	7.93	77,929	3.16
5 – 9.99	502,317	5.08	6.12	234,760	5.02
10 – 19.99	264,326	14.88	8.34	—	—
20 – 31	90,741	29.45	5.32	3,128	23.03

Total	1,726,607	6.94	5.90	862,977	3.42

	Outstanding as at 30 September 2002			Exercisable as at 30 September 2002
Range of exercise prices £	Number	WAEP £	WARCL Years	Number	WAEP £
0 – 0.99	—	—	—	—	—
1 – 2.99	699,450	2.66	4.32	224,718	2.20
3 – 4.99	189,179	3.06	3.78	189,179	3.06
5 – 10	249,760	5.02	3.79	249,760	5.02
10 – 19.99	269,883	14.88	9.34	—	—
21 – 31	93,535	29.46	6.33	—	—

Total	1,501,807	6.97	5.19	663,657	3.51

Deferred tax A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30%) to loss before taxation, using UK GAAP measurement principles, is as follows:

	2004 £’000	2003 £’000	2002 £’000
Income tax expense computed at statutory income tax rate	(11,418)	(12,530)	(9,529)
Permanent differences	806	(438)	(1,041)
Research and development tax credit claimed	—	(3,148)	(3,557)
Prior year adjustment to UK losses brought forward	45	6,056	—
Prior year adjustment to US losses brought forward	1,242	1,556	—
Change in valuation allowance	9,325	5,356	10,570
Foreign tax suffered	64	—	—

Charge/(credit) for income taxes	64	(3,148)	(3,557)

Under UK GAAP, withholding taxes are included within the corporation tax charge for the year. Under US GAAP, the withholding tax is reclassified and presented as a component of general and administrative expenses.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 79

Accounts & Notes | Notes to the financial statements cont.

29 Reconciliation to US GAAP cont.

Net deferred taxes are analysed as follows:

	2004 £’000	2003 £’000	2002 £’000
Deferred tax assets:
Losses carried forward	39,272	30,154	23,658
Other short term timing differences	—	—	58

	39,272	30,154	23,716
Valuation allowance	(37,125)	(27,800)	(22,444)

Net deferred tax asset	2,147	2,354	1,272
Deferred tax liabilities:
Excess of book value over tax value of fixed assets	(2,315)	(2,354)	(1,272)
Other short term timing differences	168	—	—

Net deferred taxes	—	—	—

As discussed in Note 8, the Group recorded a research and development tax credit in the 2003 financial year. This credit resulted in a surrender of certain losses for which a valuation allowance was recorded in the prior year. The change in valuation allowance above includes the establishment of the valuation allowance for the current year and the decrease in the valuation allowance resulting from the surrender of prior year losses.

As at 30 September 2004 the Group had approximately £131 million of tax losses available to carry forward indefinitely against future trading profits.

Aptein, the Group’s only overseas subsidiary, has no distributable earnings and therefore no provision has been made for the deferred tax liability in respect of earnings to be distributed from Aptein to the United Kingdom.

There are no deferred taxes recorded in the current year as there are net operating losses that fully offset the deferred tax liability.

Accounting pronouncements In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, ‘Revenue Recognition’. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. In the updated SAB Topic 13, the SEC staff indicated their belief that revenue is generally realised or realisable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectibility is reasonably assured.

The Group believes it is following the guidance of SAB 104.

In January 2003, the FASB issued FASB Interpretation FIN No. 46, ‘Consolidation of Variable Interest Entities – an interpretation of ARB No. 51’ (FIN 46). The interpretation addresses consolidation by business enterprises of Variable Interest Entities (VIEs) that either, do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after 31 January 2003, if it is reasonably possible that as of the transition date, the enterprise will be the primary beneficiary of an existing VIE that will require consolidation, or the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. In December 2003, the FASB further revised FIN 46 through FIN No. 46R, ‘Consolidation of Variable Interest Entities’ (FIN 46R). FIN 46R changes the effective date of FIN 46 for certain entities and makes other significant changes to FIN 46 based on implementation issues that arose during 2003. The adoption of FIN 46R did not have any impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force reached a consensus on a three-step impairment model in Issue No. 03-1 ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’ (EITF 03- 1). The three-step model must be applied on a security-by-security basis as follows: Step 1: Determine whether an investment is impaired; Step 2: Evaluate whether an impairment is other-than-temporary. For equity securities an impairment is presumed to be other-than-temporary unless the investor has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted market price recovery of the investment, and evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Step 3: If the impairment is other-than-temporary, recognise an impairment loss equal to the difference between the investment’s cost and its fair value. The effective date for implementation of portions of EITF 03-1 has been delayed as at 30 September 2004.

80 | Cambridge Antibody Technology Group plc | Annual Report 2004

Five year summary

Our audited historical consolidated financial statements are presented in British pounds Sterling and are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. A reconciliation of certain amounts from UK GAAP to US GAAP, as well as a summary of principal differences between UK GAAP and US GAAP applicable to us, are presented in note 29 to our audited historical consolidated financial statements included elsewhere in this Annual Report.

The following summary financial data should be read in conjunction with the “Operational Review” and “Financial Review” and our historical consolidated financial statements, including the notes thereto. The summary statement of income data set forth below for the fiscal years ended 30 September 2004, 2003, 2002, 2001 and 2000, and the consolidated balance sheet data at 30 September 2004, 2003, 2002, 2001 and 2000 have been derived from our audited historical consolidated financial statements, but do not, however, constitute our statutory accounts within the meaning of Section 240 of the Companies Act 1985 in the United Kingdom.

	2004 £’000	2003 £’000	2002 £’000	2001 £’000	2000 £’000
Income statement
UK GAAP
Turnover	15,925	8,743	9,471	7,121	7,018
Gross profit	12,902	8,053	9,391	6,770	6,637
Research and development expenses	44,125	44,981	31,307	21,393	15,728
General and administration expenses(i)	10,969	9,196	16,234	6,443	4,842
Operating loss	(42,192)	(46,124)	(38,150)	(21,066)	(13,933)
Net loss on ordinary activities before taxation	(38,062)	(41,764)	(31,764)	(11,771)	(8,289)
Taxation on loss on ordinary activities	(64)	2,573	3,557	–	–
Net loss	(38,126)	(39,191)	(28,207)	(11,771)	(8,289)
Net loss per share (basic and diluted)(ii) (pence)	(93.3p )	(107.5p )	(78.7p )	(33.3p )	(27.5p )

US GAAP
Turnover	16,347	9,165	9,893	7,543	7,129
Operating loss	(40,751)	(46,552)	(41,234)	(28,860)	(22,775)
Net loss	(36,685)	(39,619)	(31,291)	(19,565)	(17,131)
Basic and diluted net loss per share(ii) (pence)	(89.8p )	(108.7p )	(87.3p )	(55.4p )	(56.8p )

Balance sheet
UK GAAP
Cash and investments in liquid resources	95,237	108,972	129,775	156,813	156,528
Total assets	121,335	138,551	156,908	172,470	169,436
Current liabilities	(15,603)	(12,657)	(12,563)	(8,335)	(9,627)
Long term liabilities	(20,650)	(18,152)	(8,580)	(8,085)	(7,369)
Net assets	85,082	107,742	135,765	156,050	152,440
Shareholders’ funds – all equity	85,082	107,742	135,765	156,050	152,440
Number of ordinary shares outstanding	41,109,938	38,338,320	36,214,349	35,455,865	34,770,438

US GAAP
Cash and investments in liquid resources	95,237	108,972	129,775	156,813	156,528
Total assets	126,923	138,768	157,035	172,613	169,595
Current liabilities	(15,020)	(12,985)	(12,904)	(8,428)	(9,294)
Long term liabilities	(21,759)	(19,683)	(10,533)	(10,460)	(8,947)
Net assets	90,144	106,100	133,598	153,725	151,354
Shareholders’ funds – all equity	90,144	106,100	133,598	153,725	151,354

(i)	General and administration expenses for the year ended 30 September 2002 included £7,913,000 of costs incurred in the year relating to two transactions entered into with DRC during the year (comparative periods: none).

(ii)	Under UK and US GAAP, potentially dilutive issuable shares are only included in the calculation of fully diluted earnings per share if their issue would decrease net profit per share or increase net loss per share. Since the Group has reported losses, its basic and fully diluted loss per share are therefore equal.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 81

Information | Shareholder information

The share price is obtainable from the following:

Cambridge Evening News, Financial Times, The Guardian,

The Herald, The Independent, The Scotsman, The Yorkshire Post.

London Stock Exchange

mnemonic CAT

NASDAQ

mnemonic CATG

Announcements (subject to confirmation)

First quarter – 7 February 2005

Interim – 16 May 2005

Third quarter – 12 September 2005

Final – 21 November 2005

Shareholders

There are approximately 2,100 registered shareholders.

Company Secretary and registered office

Diane Mellett LLB JD

Cambridge Antibody Technology Group plc

Milstein Building

Granta Park

Cambridge CB1 6GH, UK

Registered number 3234033

Registrars

Computershare Investor Services PLC

PO Box 82

The Pavilions

Bridgwater Road

Bristol BS99 7NH, UK

Tel 0870 702 0000

US Depositary

The Bank of New York

101 Barclay Street

New York, NY10286, US

Brokers

Cazenove & Co. Ltd

20 Moorgate

London EC2R 6DA, UK

Auditors

Deloitte & Touche LLP

Cambridge, UK

Bankers

Royal Bank of Scotland

London City Office

62/63 Threadneedle Street

PO Box 412

London EC2R 8LA, UK

82 | Cambridge Antibody Technology Group plc | Annual Report 2004

Investor relations

Information on CAT is available via the internet at www.cambridgeantibody.com

Security analysts and investment professionals should direct their enquiries in the first instance to:

UK/Europe

Corporate Communications

Cambridge Antibody Technology Group plc

Milstein Building

Granta Park

Cambridge CB1 6GH, UK

investor.relations@cambridgeantibody.com

US

The Trout Group LLC

740 Broadway, Suite 903

New York, NY10003, US

info@troutgroup.com

Trademarks

Trabio is a registered trademark of Cambridge Antibody Technology Ltd.

HUMIRA is a registered trademark of Abbott Laboratories, Inc.

LymphoStat-B and ABthrax are trademarks of Human Genome Sciences, Inc.

PFIC Annual Information Statement

Cambridge Antibody Technology Group plc

The following information applies to United States shareholders only. For the year ended 30 September 2004, we believe that the Company was not a Passive Foreign Investment Corporation (PFIC) as defined by Section 1297 of the United States Code. This conclusion is a factual determination that is made annually and therefore may be subject to change in the future. We therefore provide the following information.

Fiscal year ended 30 September 2004:

1 This information is being provided pursuant to Section 1.1295-1T of the United States Treasury Regulations.

2 This PFIC Annual Information Statement applies to the financial year of the Company beginning 1 October 2003 and ending 30 September 2004.

3 The Company had negative ordinary earnings and no net capital gain for the taxable year indicated above.

4 During the year no actual or deemed distributions were made.

5 The Company has given the information set forth in paragraphs 1-4 above to enable the shareholder to establish that the Company’s ordinary earnings and net capital gain are computed in accordance with US income tax principles and to determine the shareholders’ pro rata share thereof.

Cambridge Antibody Technology Group plc | Annual Report 2004 | 83

Information|Glossary

Please use this glossary of terms to give you a better understanding of our business.

ADR American Depositary Receipt. A negotiable US certificate representing ownership of shares in a non-US corporation. ADRs are quoted and traded in US Dollars on US securities markets. CAT’s ADRs are quoted on the NASDAQ National Market and one CAT ADR represents one ordinary share in CAT.

Agonistic A positive response induced by the binding of a target molecule to a cell surface receptor.

Airways remodelling A major feature of chronic persistent asthma, featuring mucus production, fibrosis of the tubes in the lungs, an increase in the amount of muscle in the tubes in the lungs and more blood vessels.

Allergic disease/disorder A condition caused by an overreaction of the immune system to foreign substances which are usually considered to be harmless.

Ankylosing spondylitis A rheumatic disease that affects the spine. Following inflammation, healing takes place which causes further bone growth. This leads to stiffening and may result in fusion of vertebrae.

Antibody A protein produced by B-lymphocytes (white blood cells) of the immune system, which specifically recognises a target molecule known as an antigen.

Antigen A foreign or toxic molecule recognised by an antibody.

Apoptosis Programmed cell death.

Asthma A condition in which individuals suffer from widespread narrowing of the bronchial airways, which changes in severity over short periods of time (either spontaneously or under treatment) and leads to cough, wheezing and difficulty in breathing.

Autoimmune disease/disorder A condition which arises when the human immune system mistakenly recognises the body’s own tissue as foreign and attacks it.

B-Lymphocyte Stimulator (BLyS) A protein which stimulates B-Lymphocytes to produce antibodies.

Chemotherapy The treatment of cancer using specific chemical agents or drugs that are selectively destructive to malignant cells and tissues.

Chimaeric antibodies Antibodies composed of a mixture of antibody fragments from different species.

Chronic plaque psoriasis The most common form of psoriasis. The plaques, which occur all over the body, vary in size and are red with a scaly surface.

Crohn’s disease A chronic inflammatory disorder of the bowels.

Cytokines Small protein molecules that are released by cells which affect the behaviour of other cells and regulate biological processes.

Efficacy The measure of the effectiveness of a drug in treating a particular condition.

Eotaxin A protein that attracts eosinophils into tissues, where they degranulate and cause tissue damage.

Exacerbation An action that makes a problem (or its symptoms) worse.

Fab The portion of the immunoglobulin or antibody molecule which contains the binding site for antigens. The exact sequence of amino acids in the area varies widely from molecule to molecule to accommodate a wide variety of antigens which the body may encounter.

Glaucoma A group of eye conditions in which the optic nerve is permanently damaged at the point where it leaves the eye, resulting in significant loss of vision or blindness. The major cause of the damage is thought to be raised pressure inside the eye.

Glycoprotein A molecule composed of protein and carbohydrate.

Idiopathic pulmonary fibrosis (IPF) A lethal form of diffuse lung disorder of unknown origin. Patients typically complain of shortness of breath and cough. Symptoms are restricted to the lungs and progress to result in death in two-four years in most cases.

Immunomodulatory Capable of modifying or regulating one or more immune functions.

Inflammation The primary response reaction of living tissue to injury or infection.

Interleukin 12 (IL12) A biological molecule found in the human body which is responsible for triggering inflammation in a number of severe autoimmune and inflammatory disorders.

Interleukin 13 (IL13) A T-lymphocyte-derived cytokine that appears to play a role in regulating inflammatory and immune responses and has anti-inflammatory activity.

Intraocular pressure (IOP) Intraocular pressure is pressure inside the eyeball. When raised above normal limits it can damage the optic nerve, thus reducing and destroying vision.

Intravenous Into a vein.

In vitro (Latin) Describing biological phenomena that are made to occur outside the living body – traditionally in a test tube.

Ligand A molecule or compound capable of binding to one site of a receptor.

Lymphocyte A type of white blood cell. A sub-class known as B-lymphocytes produce antibodies.

Monoclonal antibody An antibody derived from clones of a single cell; all molecules have identical antigen binding sites.

Multiple sclerosis A disorder of the central nervous system.

Oncology The branch of medicine dealing with the physical, chemical, and biological properties of tumours, including study of their development, diagnosis, treatment and prevention.

Phage Abbreviation for bacteriophage, a filamentous virus that infects bacteria.

Phagemid A cloning vector that can replicate either as a plasmid or as a bacteriophage.

Pharmacokinetics The study of the time course of a drug in the body following administration.

Pharmacology The study of how drugs affect a living organism or cell.

Phase I clinical trial Study conducted in healthy subjects to determine the biological effects of a drug, especially safety, tolerability and pharmacokinetics.

Phase I/II clinical trial Early study in patients with the disease for which the product candidate is being developed to determine safety and preliminary efficacy.

Phase II clinical trial Studies in a limited number of patients to determine the preliminary efficacy of a drug to provide proof of principle as well as in some cases evaluate drug doses and to establish drug doses for use in a Phase III clinical trial.

Phase II/III clinical trial Trial in patients that investigates or establishes the efficacy of a drug.

Phase III clinical trial Trials with larger patient numbers to confirm a drug’s efficacy and safety, prior to filing for market approval.

Psoriatic arthritis Arthritis associated with psoriasis (a chronic skin disease in which scaly pink patches form on the elbows, knees, scalp and elsewhere), and often affecting small joints.

Refractory Not yielding, as in a condition that resists treatment or a nerve or molecule that resists stimulation.

Relapse To regress after partial recovery from illness. To deteriorate in health.

Rheumatoid arthritis (RA) A condition characterised by chronic inflammation and gradual destruction of the joints.

Ribosome A particle that synthesises proteins inside cells.

ScFv A single-chain antibody; a fragment of an antibody consisting of one variable light chain and one variable heavy chain, bound by a linker peptide creating a single antigen binding domain.

Scleroderma (diffuse systemic sclerosis) Disorders in which the skin becomes hardened, especially in the face and hands. Often associated with similar disease affecting internal organs.

Systemic lupus erythematosus (SLE) A chronic autoimmune connective tissue disease affecting the skin (characteristic butterfly rash), the joints, the kidneys, brain and other organs.

Target Target molecule for therapeutic intervention eg, surface of a diseased cell.

TGFß Transforming growth factor beta (TGFß) is a family of multifunctional biological molecules, excess production of which is associated with fibrosis and scarring.

TGFß1 The form specific of TGFß that is strongly linked to fibrosis and scarring of the skin as well as most internal organs.

TGFß2 The form specific of TGFß that is strongly associated with scarring in and around the eye.

TNFa Tumour necrosis factor alpha belongs to the cytokine family of biological molecules. It is responsible for increasing tissue damage in inflammatory disorders such as rheumatoid arthritis.

Trabeculectomy The commonest type of surgical operation performed on patients with glaucoma to lower intraocular pressure.

TRAIL Receptor-1 (TRAIL-R1)/TRAIL Receptor-2 (TRAIL-R2) Proteins expressed on the surface of a number of cancer cells which, when triggered, induce apoptosis.

VH(dAb) A single heavy domain antibody; a fragment of an antibody consisting of one variable heavy chain.

84 | Cambridge Antibody Technology Group plc | Annual Report 2004

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Cambridge Antibody Technology Group plc

Milstein Building, Granta Park, Cambridge, CB1 6GH, UK

Telephone: +44 (0)1223 471 471 Fax: +44 (0)1223 471 472

E-mail: info@cambridgeantibody.com

Website: www.cambridgeantibody.com

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